UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Extraordinary General Meeting (EGM) th September 30 , 2019 Extraordinary General Meeting (EGM) th September 30 , 2019

PETROBRAS

INDEX

Invitation		3
Call Notice		4
Distance Voting Ballot Form		6
Items to be discussed in the Extraordinary General Meeting (EGM):		
I.	Merger of Petrobras Logística de Gás S.A. ("Logigás") into Petrobras	9
	Annex I – Protocol and Justification of the Incorporation of Logigás	11
	Annex II – Appraisal Report	18
	Annex III – Contract with KPMG	29
	Annex IV – Fiscal council meeting extract and opinion about the incorporation of Logigás	45
	Annex V – Forms related to Incorporation (in accordance with Exhibit 20A and 21 of CVM Instruction 481)	49
	Annex VI – Investment Committee meeting extract about the incorporation of Logigás	67
	Annex VII – Board of Directors meeting extract about the incorporation of Logigás	69
	Annex VIII – December 31st, 2018 Financial Statements - Logigás	71
II.	Amendment proposal of Petrobras' byLaws	118
	Annex I – Board comparing the current bylaws with the proposed changes	120
	Annex II – Petrobras bylaws with proposed changes	127
	Annex III – Petrobras' Bylaws after changes	155
III.	Amend the overall amount of management compensation	183
	Annex I – Information on Item 13 of the "Formulário de Referência", complying with Art. 12 of the Brazilian Securities and Exchange Commission ("CVM") Instruction Nº 481/09	184

INVITATION Date: September 30, 2019 Time: 3 PM Venue: Company Headquarters Building Auditorium, at Avenida República de Chile No. 65, 1st floor, city of Rio de Janeiro (RJ). Agenda: Extraordinary General Meeting I. Merger of Petrobras Logística de Gás S.A. (“Logigás”) into Petrobras to: (1) Confirm KPMG Auditores Independentes (“KPMG”) as Petrobras' contractor to prepare the relevant Logigás' Evaluation Report, at book value, pursuant to paragraph 1 of article 227 of the Act 6404, of 12.15.1976; (2) Approve the Evaluation Report prepared by KPMG at book value regarding Logigás' shareholders' equity; (3) Approve all terms and conditions of the Merger Proposal and Basis, entered into by and between Logigás and Petrobras on 08.28.2019; (4) Approve the merger of Logigás into Petrobras, with consequent extinction of the former, without increasing Petrobras' share capital; (5) Authorize Petrobras' Executive Board to perform all acts required for the merger to be effective and for the absorbing company and absorbed company situations to be made regular before relevant authorities. II. Proposal of amendment to Petrobras' Articles of Merger in order to change articles 18, 20, 21, 23, 25, 29, 30, 35, 43 and 53 of said charter, and consequent consolidation of said Articles of Merger pursuant to Management proposal filed with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) and Company through respective electronic addresses. III. Amend the overall amount of management compensation, as approved by General and Special Shareholders' Meeting dated April 25, 2019, in order to include the Digital Transformation and Innovation Executive Officer's remuneration. 3INVITATION Date: September 30, 2019 Time: 3 PM Venue: Company Headquarters Building Auditorium, at Avenida República de Chile No. 65, 1st floor, city of Rio de Janeiro (RJ). Agenda: Extraordinary General Meeting I. Merger of Petrobras Logística de Gás S.A. (“Logigás”) into Petrobras to: (1) Confirm KPMG Auditores Independentes (“KPMG”) as Petrobras' contractor to prepare the relevant Logigás' Evaluation Report, at book value, pursuant to paragraph 1 of article 227 of the Act 6404, of 12.15.1976; (2) Approve the Evaluation Report prepared by KPMG at book value regarding Logigás' shareholders' equity; (3) Approve all terms and conditions of the Merger Proposal and Basis, entered into by and between Logigás and Petrobras on 08.28.2019; (4) Approve the merger of Logigás into Petrobras, with consequent extinction of the former, without increasing Petrobras' share capital; (5) Authorize Petrobras' Executive Board to perform all acts required for the merger to be effective and for the absorbing company and absorbed company situations to be made regular before relevant authorities. II. Proposal of amendment to Petrobras' Articles of Merger in order to change articles 18, 20, 21, 23, 25, 29, 30, 35, 43 and 53 of said charter, and consequent consolidation of said Articles of Merger pursuant to Management proposal filed with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) and Company through respective electronic addresses. III. Amend the overall amount of management compensation, as approved by General and Special Shareholders' Meeting dated April 25, 2019, in order to include the Digital Transformation and Innovation Executive Officer's remuneration. 3

EXTRAORDINARY GENERAL MEETING CALL NOTICE The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company's shareholders to meet at Extraordinary General Meetings on September 30, 2019, at 3:00 p.m., in st the auditorium of the Headquarters Building, Avenida República do Chile 65, 1 floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters: Extraordinary General Meeting I. Merger of Petrobras Logística de Gás S.A. (“Logigás”) into Petrobras to: (1) Confirm KPMG Auditores Independentes (“KPMG”) as Petrobras' contractor to prepare the relevant Logigás' Evaluation Report, at book value, pursuant to paragraph 1 of article 227 of the Act 6404, of 12.15.1976; (2) Approve the Evaluation Report prepared by KPMG at book value regarding Logigás' shareholders' equity; (3) Approve all terms and conditions of the Merger Proposal and Basis, entered into by and between Logigás and Petrobras on 08.28.2019; (4) Approve the merger of Logigás into Petrobras, with consequent extinction of the former, without increasing Petrobras' share capital; (5) Authorize Petrobras' Executive Board to perform all acts required for the merger to be effective and for the absorbing company and absorbed company situations to be made regular before relevant authorities. II. Proposal of amendment to Petrobras' Articles of Merger in order to change articles 18, 20, 21, 23, 25, 29, 30, 35, 43 and 53 of said charter, and consequent consolidation of said Articles of Merger pursuant to Management proposal filed with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) and Company through respective electronic addresses. III. Amend the overall amount of management compensation, as approved by General and Special Shareholders' Meeting dated April 25, 2019, in order to include the Digital Transformation and Innovation Executive Officer's remuneration. 4EXTRAORDINARY GENERAL MEETING CALL NOTICE The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company's shareholders to meet at Extraordinary General Meetings on September 30, 2019, at 3:00 p.m., in st the auditorium of the Headquarters Building, Avenida República do Chile 65, 1 floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters: Extraordinary General Meeting I. Merger of Petrobras Logística de Gás S.A. (“Logigás”) into Petrobras to: (1) Confirm KPMG Auditores Independentes (“KPMG”) as Petrobras' contractor to prepare the relevant Logigás' Evaluation Report, at book value, pursuant to paragraph 1 of article 227 of the Act 6404, of 12.15.1976; (2) Approve the Evaluation Report prepared by KPMG at book value regarding Logigás' shareholders' equity; (3) Approve all terms and conditions of the Merger Proposal and Basis, entered into by and between Logigás and Petrobras on 08.28.2019; (4) Approve the merger of Logigás into Petrobras, with consequent extinction of the former, without increasing Petrobras' share capital; (5) Authorize Petrobras' Executive Board to perform all acts required for the merger to be effective and for the absorbing company and absorbed company situations to be made regular before relevant authorities. II. Proposal of amendment to Petrobras' Articles of Merger in order to change articles 18, 20, 21, 23, 25, 29, 30, 35, 43 and 53 of said charter, and consequent consolidation of said Articles of Merger pursuant to Management proposal filed with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) and Company through respective electronic addresses. III. Amend the overall amount of management compensation, as approved by General and Special Shareholders' Meeting dated April 25, 2019, in order to include the Digital Transformation and Innovation Executive Officer's remuneration. 4

Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents: i) Representative’s ID; ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable. It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1803 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held. In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties. The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, are included in the Manual of the Meeting. It is available to shareholders in room 1803 (Attendance to the Shareholder) of the Company's Headquarters Building, and at the Company's electronic addresses (http://www.investidorpetrobras.com.br) and the Brazilian Securities and Exchange Commission (CVM) (http://www.cvm.gov.br), all documentation pertinent to the matters that will be resolved at this Extraordinary General Meeting, pursuant to CVM Instruction 481, of December 17, 2009. th Rio de Janeiro, August 28 , 2019. Eduardo Bacellar Leal Ferreira Chairman of Board of Directors 5Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents: i) Representative’s ID; ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable. It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1803 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held. In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties. The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, are included in the Manual of the Meeting. It is available to shareholders in room 1803 (Attendance to the Shareholder) of the Company's Headquarters Building, and at the Company's electronic addresses (http://www.investidorpetrobras.com.br) and the Brazilian Securities and Exchange Commission (CVM) (http://www.cvm.gov.br), all documentation pertinent to the matters that will be resolved at this Extraordinary General Meeting, pursuant to CVM Instruction 481, of December 17, 2009. th Rio de Janeiro, August 28 , 2019. Eduardo Bacellar Leal Ferreira Chairman of Board of Directors 5

DISTANCE VOTING BALLOT FORM The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09. In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact. In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed: i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote; c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote; ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents. Guidelines for sending the form Shareholders who choose to exercise their right to use the distance voting may: (i) fill in and send this form directly to the Company; or (ii) relay completion instructions to suitable service providers, according to the following guidelines: Exercise of distance voting rights using a custodian Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said 3 voting manifestations to the [B] Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures. According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ 6DISTANCE VOTING BALLOT FORM The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09. In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact. In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed: i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote; c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote; ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents. Guidelines for sending the form Shareholders who choose to exercise their right to use the distance voting may: (i) fill in and send this form directly to the Company; or (ii) relay completion instructions to suitable service providers, according to the following guidelines: Exercise of distance voting rights using a custodian Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said 3 voting manifestations to the [B] Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures. According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ 6

Meeting will be held, namely, until 09/23/2019 (inclusive), except if a different term is defined by their custody agents. Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting. It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission. It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder 3 voting instructions through their respective custody agents, the [B] Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities). Exercise of distance voting rights using a book-entry share administrator In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 18º andar – sala 1803, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support: (i) physical copy of this ballot form, duly completed, signed, and with each page initialed; (ii) certified copy of the following documents: (a) for natural persons: • valid photo ID and CPF number; • in the case of proxy (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the proxy’s identity. (b) for legal persons: • latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder; • CNPJ; and • photo ID document of the legal proxy. (c) for investment funds: 7Meeting will be held, namely, until 09/23/2019 (inclusive), except if a different term is defined by their custody agents. Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting. It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission. It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder 3 voting instructions through their respective custody agents, the [B] Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities). Exercise of distance voting rights using a book-entry share administrator In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 18º andar – sala 1803, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support: (i) physical copy of this ballot form, duly completed, signed, and with each page initialed; (ii) certified copy of the following documents: (a) for natural persons: • valid photo ID and CPF number; • in the case of proxy (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the proxy’s identity. (b) for legal persons: • latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder; • CNPJ; and • photo ID document of the legal proxy. (c) for investment funds: 7

• last consolidated fund rules with CNPJ; • bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and • photo ID document of the legal proxy. Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481. If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed. The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 09/23/2019 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded. 8• last consolidated fund rules with CNPJ; • bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and • photo ID document of the legal proxy. Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481. If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed. The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 09/23/2019 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded. 8

To EXTRAORDINARY SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM I INCORPORATION OF PETROBRAS LOGISTICA DE GAS S.A. (“LOGIGÁS”) INTO PETROBRAS Dear Shareholders, The Board of Directors of Petróleo Brasileiro S.A. - Petrobras (Company) submits the following information regarding the incorporation of Petrobras Logística de Gás S.A. (Logigás) by Petrobras, an item of the Agenda of the Extraordinary Shareholders' Meeting that will take place on 09/30/2019: Logigás is a corporation with fully subscribed and paid-in capital in the amount of R$ 434,869,025.98 (four hundred and thirty-four million, eight hundred and sixty-nine thousand, twenty-five reais and ninety-eight cents), divided into 286,372 (two hundred and eighty six thousand, three hundred and seventy-two shares), all held by Petrobras. The incorporation of Logigás by Petrobras is part of the scenario of reorganization and optimization of the Company's equity portfolio, in order to rationalize costs through the consolidation of its activities. Keeping multiple administrative structures, in addition to leading to increased operating costs, implies the loss of relevant synergies in achieving the Company's interests. Therefore, the incorporation is intended to transfer all of Logigás' assets, rights and obligations to the Company and is part of a reorganization process aimed at simplifying the corporate structure, reducing costs and managing assets more efficiently. Given that the Company holds one hundred percent (100%) of the shares representing Logigás's capital stock, there will be no change in Petrobras's capital stock, as its financial statements already consolidate the accounting records of the company to be incorporated. Accordingly, the Board of Directors submits to the high appreciation and deliberation of this Extraordinary Shareholders' Meeting, with the favorable opinion of the Supervisory Board, the proposal to incorporate Logigás by Petrobras, pursuant to the Protocol of Incorporation and 9To EXTRAORDINARY SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM I INCORPORATION OF PETROBRAS LOGISTICA DE GAS S.A. (“LOGIGÁS”) INTO PETROBRAS Dear Shareholders, The Board of Directors of Petróleo Brasileiro S.A. - Petrobras (Company) submits the following information regarding the incorporation of Petrobras Logística de Gás S.A. (Logigás) by Petrobras, an item of the Agenda of the Extraordinary Shareholders' Meeting that will take place on 09/30/2019: Logigás is a corporation with fully subscribed and paid-in capital in the amount of R$ 434,869,025.98 (four hundred and thirty-four million, eight hundred and sixty-nine thousand, twenty-five reais and ninety-eight cents), divided into 286,372 (two hundred and eighty six thousand, three hundred and seventy-two shares), all held by Petrobras. The incorporation of Logigás by Petrobras is part of the scenario of reorganization and optimization of the Company's equity portfolio, in order to rationalize costs through the consolidation of its activities. Keeping multiple administrative structures, in addition to leading to increased operating costs, implies the loss of relevant synergies in achieving the Company's interests. Therefore, the incorporation is intended to transfer all of Logigás' assets, rights and obligations to the Company and is part of a reorganization process aimed at simplifying the corporate structure, reducing costs and managing assets more efficiently. Given that the Company holds one hundred percent (100%) of the shares representing Logigás's capital stock, there will be no change in Petrobras's capital stock, as its financial statements already consolidate the accounting records of the company to be incorporated. Accordingly, the Board of Directors submits to the high appreciation and deliberation of this Extraordinary Shareholders' Meeting, with the favorable opinion of the Supervisory Board, the proposal to incorporate Logigás by Petrobras, pursuant to the Protocol of Incorporation and 9

Justification signed between the Company and Logigás on August 28, 2019, the Appraisal Report prepared by KPMG Auditores Independentes (KPMG) and other measures listed in item I of the Agenda included in the Call Notice. Appendixes: Protocol of Incorporation and Justification of Petrobras Logística de Gás S.A. by Petróleo Brasileiro S.A. - Petrobras; Appraisal Report of Logigás’ shareholders' equity, at book value, prepared by KPMG; Contract signed with KPMG; copy of the opinion of the Supervisory Board; forms pursuant to Exhibit 20A and 21 of CVM Instruction 481. Rio de Janeiro, August 28, 2019. Roberto Castello Branco CEO 10Justification signed between the Company and Logigás on August 28, 2019, the Appraisal Report prepared by KPMG Auditores Independentes (KPMG) and other measures listed in item I of the Agenda included in the Call Notice. Appendixes: Protocol of Incorporation and Justification of Petrobras Logística de Gás S.A. by Petróleo Brasileiro S.A. - Petrobras; Appraisal Report of Logigás’ shareholders' equity, at book value, prepared by KPMG; Contract signed with KPMG; copy of the opinion of the Supervisory Board; forms pursuant to Exhibit 20A and 21 of CVM Instruction 481. Rio de Janeiro, August 28, 2019. Roberto Castello Branco CEO 10

ANNEX I Protocol and Justification of the Incorporation of Logigás 11ANNEX I Protocol and Justification of the Incorporation of Logigás 11

MERGER PROPOSAL AND BASIS – MERGER OF PETROBRAS LOGÍSTICA DE GAS S.A INTO PETRÓLEO BRASILEIRO S.A – PETROBRAS By and between I. PETROBRAS BRASILEIRO S.A. – PETROBRAS, a mixed capital company, with headquarters at Avenida República de Chile, 65, Centro, City of Rio de Janeiro, State of Rio de Janeiro, registered at the Brazilian Federal Corporate Taxpayers Registry (CNPJ/MF) under no. 33.000.167/0001-01, represented herein pursuant to its By-laws, hereinafter “Petrobras” or “Absorbing Company”; and II. Petrobras Logística de Gás S.A – LOGIGÁS, a privately held company, with headquarters at Avenida Henrique Valadares, 28, 5º andar, Torre B, Centro, City of Rio de Janeiro, State of Rio de Janeiro, registered at the Brazilian Federal Corporate Taxpayers Registry (CNPJ/MF) under no. 23.909.766/0001-99, represented herein pursuant to its By-laws, hereinafter “Petrobras” or “Absorbed Company”; hereafter jointly referred to as Parties, or severally as Party. Whereas: (i) Petrobras is a publicly held mixed capital company, with fully subscribed and paid- up capital, in the amount of BRL 205,431,960,490.52, divided into 13,044,496,930 shares without par value, being 7,442,454,142 common shares and 5,602,042,788 preferred shares; (ii) Logigás is a privately held company, whose capital is fully subscribed and paid-up in the amount of BRL 434,869,025.98, divided into 286,372 common shares. (iii) Parties intend to carry out a merger transaction through which Petrobras shall absorb Logigás with full termination of the latter, which shall be universally succeeded in all its rights and obligations by Petrobras, pursuant to article 227 of Act 6404/79. (iv) Both Companies' administrations have been considering alternatives for better conducting their activities and management policies, taking into account the intention to rationalize costs through consolidation of their activities, considering that maintaining the various administrative structures would lead to increased operating costs, with loss of relevant synergies in the conduct of matters of interest; (v) The merger shall neither imply an increase in PETROBRAS' share capital, nor impact PETROBRAS results. Parties resolve to enter this Merger Proposal and Basis (“Merger Proposal and Basis”) in accordance with Articles 224, 225 and 227 of Act 6404/76, in compliance with the provisions of CVM Instruction 565 of June 15, 2015, and the following terms and conditions shall guide the proposed merger to be subjected to parties' shareholders: [signatures] 12MERGER PROPOSAL AND BASIS – MERGER OF PETROBRAS LOGÍSTICA DE GAS S.A INTO PETRÓLEO BRASILEIRO S.A – PETROBRAS By and between I. PETROBRAS BRASILEIRO S.A. – PETROBRAS, a mixed capital company, with headquarters at Avenida República de Chile, 65, Centro, City of Rio de Janeiro, State of Rio de Janeiro, registered at the Brazilian Federal Corporate Taxpayers Registry (CNPJ/MF) under no. 33.000.167/0001-01, represented herein pursuant to its By-laws, hereinafter “Petrobras” or “Absorbing Company”; and II. Petrobras Logística de Gás S.A – LOGIGÁS, a privately held company, with headquarters at Avenida Henrique Valadares, 28, 5º andar, Torre B, Centro, City of Rio de Janeiro, State of Rio de Janeiro, registered at the Brazilian Federal Corporate Taxpayers Registry (CNPJ/MF) under no. 23.909.766/0001-99, represented herein pursuant to its By-laws, hereinafter “Petrobras” or “Absorbed Company”; hereafter jointly referred to as Parties, or severally as Party. Whereas: (i) Petrobras is a publicly held mixed capital company, with fully subscribed and paid- up capital, in the amount of BRL 205,431,960,490.52, divided into 13,044,496,930 shares without par value, being 7,442,454,142 common shares and 5,602,042,788 preferred shares; (ii) Logigás is a privately held company, whose capital is fully subscribed and paid-up in the amount of BRL 434,869,025.98, divided into 286,372 common shares. (iii) Parties intend to carry out a merger transaction through which Petrobras shall absorb Logigás with full termination of the latter, which shall be universally succeeded in all its rights and obligations by Petrobras, pursuant to article 227 of Act 6404/79. (iv) Both Companies' administrations have been considering alternatives for better conducting their activities and management policies, taking into account the intention to rationalize costs through consolidation of their activities, considering that maintaining the various administrative structures would lead to increased operating costs, with loss of relevant synergies in the conduct of matters of interest; (v) The merger shall neither imply an increase in PETROBRAS' share capital, nor impact PETROBRAS results. Parties resolve to enter this Merger Proposal and Basis (“Merger Proposal and Basis”) in accordance with Articles 224, 225 and 227 of Act 6404/76, in compliance with the provisions of CVM Instruction 565 of June 15, 2015, and the following terms and conditions shall guide the proposed merger to be subjected to parties' shareholders: [signatures] 12

ARTICLE ONE – PROPOSED TRANSACTION BASIS AND JUSTIFICATION 1.1. Proposed Transaction. The transaction consists of the merger of Logigás into Petrobras, with the full transfer of Logigás' shareholders' equity to Petrobras at book value (“Transaction” or “Merger”). 1.1.1. As a result of the Transaction, Logigás shall be fully extinguished for all legal purposes and effects, so the Absorbing Company shall succeed Logigás universally in all its rights and obligations, pursuant to article 227 of Act 6404/76. 1.2. The valuation of Logigás' shareholders' equity for the purposes of the respective accounting entries at Petrobras was carried out at book value by specialized company KPMG Auditores Independentes, on the base date established in item 2.2 of this Merger Proposal and Basis, based on the Brazilian Corporate Law’s predicted criteria. 1.3. Logigás credit and debit account balances shall be transferred to Petrobras' accounting books, with necessary adjustments. 1.4. Petrobras management shall perform all acts necessary for the Merger implementation, bearing all costs and expenses arising from such implementation. 1.5. Transaction Justification. Both Companies' administrations have been considering alternatives for better conducting their activities and management policies, taking into account the intention to rationalize costs through consolidation of their activities, considering that maintaining the various administrative structures would lead to increased operating costs, with loss of relevant synergies in the conduct of matters of interest. 1.5.1. The merger is intended to transfer all of Logigás' assets, rights and obligations to Petrobras and is part of a corporate reorganization process aimed at simplifying the corporate structure, streamlining Petrobras' activities, reducing costs and managing the assets involved more efficiently. 1.5.2. Given that Petrobras owns 100% of the shares representing Logigás' share capital, the proposed Merger shall not imply a change in Petrobras' capital stock, as Petrobras' financial statements consolidate Logigás' accounting records. 1.6. Logigás' assets, rights and obligations, which make up the shareholders' equity to be transferred to Petrobras, are those described in the appraisal report, at book value, [signatures] 13ARTICLE ONE – PROPOSED TRANSACTION BASIS AND JUSTIFICATION 1.1. Proposed Transaction. The transaction consists of the merger of Logigás into Petrobras, with the full transfer of Logigás' shareholders' equity to Petrobras at book value (“Transaction” or “Merger”). 1.1.1. As a result of the Transaction, Logigás shall be fully extinguished for all legal purposes and effects, so the Absorbing Company shall succeed Logigás universally in all its rights and obligations, pursuant to article 227 of Act 6404/76. 1.2. The valuation of Logigás' shareholders' equity for the purposes of the respective accounting entries at Petrobras was carried out at book value by specialized company KPMG Auditores Independentes, on the base date established in item 2.2 of this Merger Proposal and Basis, based on the Brazilian Corporate Law’s predicted criteria. 1.3. Logigás credit and debit account balances shall be transferred to Petrobras' accounting books, with necessary adjustments. 1.4. Petrobras management shall perform all acts necessary for the Merger implementation, bearing all costs and expenses arising from such implementation. 1.5. Transaction Justification. Both Companies' administrations have been considering alternatives for better conducting their activities and management policies, taking into account the intention to rationalize costs through consolidation of their activities, considering that maintaining the various administrative structures would lead to increased operating costs, with loss of relevant synergies in the conduct of matters of interest. 1.5.1. The merger is intended to transfer all of Logigás' assets, rights and obligations to Petrobras and is part of a corporate reorganization process aimed at simplifying the corporate structure, streamlining Petrobras' activities, reducing costs and managing the assets involved more efficiently. 1.5.2. Given that Petrobras owns 100% of the shares representing Logigás' share capital, the proposed Merger shall not imply a change in Petrobras' capital stock, as Petrobras' financial statements consolidate Logigás' accounting records. 1.6. Logigás' assets, rights and obligations, which make up the shareholders' equity to be transferred to Petrobras, are those described in the appraisal report, at book value, [signatures] 13 with special mention to the property specified below, which was part of the assets of PETROBRAS GÁS S.A. – GASPETRO and was subjected to corporate split-up transaction carried out on 12/10/2015, with this portion of equity having being transferred to Logigás pursuant to the Spin-off re-ratification at the Special Shareholders' Meeting held at Logigás on March 15, 2019: 1.6.1. Registration No. 14.618: land, located within the Port Zone of Imbituba Port, Municipality of Imbituba, State of Santa Catarina, with a total area of 106,407.00 m (one hundred and six thousand, four hundred and seven square meters), with rectangular geometric shape, and covered with dunes, facing Rua Manoel Florentino Machado, 343,725-m long and 309,57-m wide, limited to the back side with a land plot belonging to Cia Docas de Imbituba, and to the right side with Project Street. Owner: PETROBRAS GÁS S.A. – GASPETRO, registered at CNPJ/MF under No. 42.520.171/0001-91. Previous Record: Book BY page 131, registration 14,618 at the Imbituba Real Estate Registry Office in the State of Santa Catarina. ARTICLE TWO – LOGIGAS NET ASSET VALUATION AND EVALUATION DATE. 2.1. The appointment of specialist company KPMG Auditores Independentes as responsible for preparing the accounting appraisal report of Absorbed Company to be transferred to Petrobras (“Accounting Evaluation Report”) shall be ratified by resolution of Special Shareholders' Meeting of Petrobras and Logigás, pursuant to article 227 of Act 6404/76. 2.2. KPMG Auditores Independentes is a company specializing in accounting evaluations, having, at the request of the management of the Parties, proceeded to (i) appraise Logigás' shareholders' equity at book value, based on the elements contained in Logigás' Balance Sheet, as of 12/31/2018 (Merger Base Date), thus constituting the amount of shareholders' equity to be transferred to Petrobras, and (ii) the preparation of the Accounting Evaluation Report, which is Annex I to this Merger Proposal and Basis, and relevant amounts shall be subjected to approval in advance by Petrobras' shareholders, pursuant to provisions of Law. 2.3. Evaluation Criteria. Considering the provisions of item 7.2 of Official Letter/CVM/SEP/No. 02/2018, of 02/28/2018, which informs that at a meeting dated 02/15/2018, in the scope of Proceedings 19957.011351/2017-21, the CVM Board unanimously stated that Article 264 of Act 6404/1976 was not applicable to transactions involving the merger of a wholly-owned subsidiary by a publicly-held parent company, since, if there are no non-controlling shareholders, the fundamental condition set forth in the provision would not be present, PARTIES have chosen to adopt the accounting criterion for the appraisal of the Absorbed Company's equity. 2.4. The preparation of financial statements audited by an independent auditor registered at the CVM was waived pursuant to article 6 of CVM Instruction 565/2015, since the Merger effects comply with the provisions of article 10, caput, of said Instruction. [signatures] 14with special mention to the property specified below, which was part of the assets of PETROBRAS GÁS S.A. – GASPETRO and was subjected to corporate split-up transaction carried out on 12/10/2015, with this portion of equity having being transferred to Logigás pursuant to the Spin-off re-ratification at the Special Shareholders' Meeting held at Logigás on March 15, 2019: 1.6.1. Registration No. 14.618: land, located within the Port Zone of Imbituba Port, Municipality of Imbituba, State of Santa Catarina, with a total area of 106,407.00 m (one hundred and six thousand, four hundred and seven square meters), with rectangular geometric shape, and covered with dunes, facing Rua Manoel Florentino Machado, 343,725-m long and 309,57-m wide, limited to the back side with a land plot belonging to Cia Docas de Imbituba, and to the right side with Project Street. Owner: PETROBRAS GÁS S.A. – GASPETRO, registered at CNPJ/MF under No. 42.520.171/0001-91. Previous Record: Book BY page 131, registration 14,618 at the Imbituba Real Estate Registry Office in the State of Santa Catarina. ARTICLE TWO – LOGIGAS NET ASSET VALUATION AND EVALUATION DATE. 2.1. The appointment of specialist company KPMG Auditores Independentes as responsible for preparing the accounting appraisal report of Absorbed Company to be transferred to Petrobras (“Accounting Evaluation Report”) shall be ratified by resolution of Special Shareholders' Meeting of Petrobras and Logigás, pursuant to article 227 of Act 6404/76. 2.2. KPMG Auditores Independentes is a company specializing in accounting evaluations, having, at the request of the management of the Parties, proceeded to (i) appraise Logigás' shareholders' equity at book value, based on the elements contained in Logigás' Balance Sheet, as of 12/31/2018 (Merger Base Date), thus constituting the amount of shareholders' equity to be transferred to Petrobras, and (ii) the preparation of the Accounting Evaluation Report, which is Annex I to this Merger Proposal and Basis, and relevant amounts shall be subjected to approval in advance by Petrobras' shareholders, pursuant to provisions of Law. 2.3. Evaluation Criteria. Considering the provisions of item 7.2 of Official Letter/CVM/SEP/No. 02/2018, of 02/28/2018, which informs that at a meeting dated 02/15/2018, in the scope of Proceedings 19957.011351/2017-21, the CVM Board unanimously stated that Article 264 of Act 6404/1976 was not applicable to transactions involving the merger of a wholly-owned subsidiary by a publicly-held parent company, since, if there are no non-controlling shareholders, the fundamental condition set forth in the provision would not be present, PARTIES have chosen to adopt the accounting criterion for the appraisal of the Absorbed Company's equity. 2.4. The preparation of financial statements audited by an independent auditor registered at the CVM was waived pursuant to article 6 of CVM Instruction 565/2015, since the Merger effects comply with the provisions of article 10, caput, of said Instruction. [signatures] 14

ARTICLE THREE – TOTAL SHAREHOLDERS' EQUITY TO THE MERGED 3.1. According to the Accounting Appraisal Report, the book value of Logigás shareholders' equity to be transferred to Petrobras is BRL 721,918,835.22, in compliance with the provisions of Article Four below. 3.2. The total shareholders' equity calculated corresponds exactly to Petrobras' active investment account, on the date of the Accounting Appraisal Report, since Logigás is a subsidiary of Petrobras. Accordingly, as a consequence of the Merger, Petrobras' accounting shall merely replace Petrobras' assets represented by its investment account related to the participation of Logigás' share capital by the assets and liabilities included in Logigás' Balance Sheet. 3.3. Substitution of Petrobras' investments in Logigás by the assets and liabilities contained in Logigás' Balance Sheet shall not imply a change in the value of Petrobras' shareholders' equity. 3.4. Logigás' assets, rights and obligations that comprise the shareholders' equity to be transferred to Petrobras are those mentioned in the Accounting Appraisal Report. ARTICLE FOUR – TREATMENT OF EQUITY CHANGES UNTIL MERGER DATE 4.1. Changes in equity between Merger Base Date and actual Merger shall remain recorded in Logigás's books and shall be absorbed and transferred to Petrobras's books at their respective values on the Merger date, without changes to amounts adopted in this Merger Proposal and Basis. ARTICLE FIVE – EXTINCTION OF LOGIGÁS SHARES HELD BY PETROBRAS 5.1. For the purposes of the Merger proposed in this Merger Proposal and Basis, Petrobras shares shall not be assigned to Logigás' shareholders, since Petrobras owns all the shares issued by Absorbed Company. 5.2. Consequently, all shares issued by Logigás shall be extinguished, based on article 226, paragraph 1 of Act 6404/76, with the necessary adjustments to Petrobras' accounting records. 5.3. There shall be neither cancellation/issuance of new Petrobras shares due to Merger, nor any change in the value of its share capital, so Petrobras' share capital shall remain unchanged at the conclusion of the Merger. Accordingly, there shall be no change in Petrobras' By-Laws due to Merger. [signatures] 15ARTICLE THREE – TOTAL SHAREHOLDERS' EQUITY TO THE MERGED 3.1. According to the Accounting Appraisal Report, the book value of Logigás shareholders' equity to be transferred to Petrobras is BRL 721,918,835.22, in compliance with the provisions of Article Four below. 3.2. The total shareholders' equity calculated corresponds exactly to Petrobras' active investment account, on the date of the Accounting Appraisal Report, since Logigás is a subsidiary of Petrobras. Accordingly, as a consequence of the Merger, Petrobras' accounting shall merely replace Petrobras' assets represented by its investment account related to the participation of Logigás' share capital by the assets and liabilities included in Logigás' Balance Sheet. 3.3. Substitution of Petrobras' investments in Logigás by the assets and liabilities contained in Logigás' Balance Sheet shall not imply a change in the value of Petrobras' shareholders' equity. 3.4. Logigás' assets, rights and obligations that comprise the shareholders' equity to be transferred to Petrobras are those mentioned in the Accounting Appraisal Report. ARTICLE FOUR – TREATMENT OF EQUITY CHANGES UNTIL MERGER DATE 4.1. Changes in equity between Merger Base Date and actual Merger shall remain recorded in Logigás's books and shall be absorbed and transferred to Petrobras's books at their respective values on the Merger date, without changes to amounts adopted in this Merger Proposal and Basis. ARTICLE FIVE – EXTINCTION OF LOGIGÁS SHARES HELD BY PETROBRAS 5.1. For the purposes of the Merger proposed in this Merger Proposal and Basis, Petrobras shares shall not be assigned to Logigás' shareholders, since Petrobras owns all the shares issued by Absorbed Company. 5.2. Consequently, all shares issued by Logigás shall be extinguished, based on article 226, paragraph 1 of Act 6404/76, with the necessary adjustments to Petrobras' accounting records. 5.3. There shall be neither cancellation/issuance of new Petrobras shares due to Merger, nor any change in the value of its share capital, so Petrobras' share capital shall remain unchanged at the conclusion of the Merger. Accordingly, there shall be no change in Petrobras' By-Laws due to Merger. [signatures] 15

5.4. Logigás shall be extinguished in full, pursuant to the law, and shall terminate its legal existence with the registration of the Merger acts with the Commercial Registries and other relevant bodies, and Logigás shall be succeeded by Petrobras in all its rights and obligations. 5.5. Right to Withdraw. Since Absorbing Company is the sole shareholder of Absorbed Company, the Merger approval at Absorbed Company's general meeting shall depend on the affirmative vote of its only shareholder. Therefore, there shall be no dissenting shareholder, pursuant to article 137 and article 230 of Act 6404/76. In addition, pursuant to articles 136 c/c 137 of Act 6404/76, Absorbing Company's shareholders shall not be entitled to withdrawal resulting from Merger approval at shareholders' meeting. Therefore, no adjustments to equity interests shall be required due to the exercise of right to withdraw. 5.6. Shares of One Company Held by Another. Absorbed Company does not hold shares issued by Absorbing Company. ARTICLE SIX – INFORMATION TO PETROBRAS' AND LOGIGÁS' MANAGERS AND AUDITORS, AND APPROVAL BY THE PETROBRAS' AND LOGIGÁS' GENERAL MEETING. 6.1. Executive and Fiscal Boards. In compliance with the provisions of article 163, item III of Act 6404/76, to the Petrobras' and Logigás' By-Laws, the Petrobras' and Logigás' Fiscal Board shall give their opinion on the Transaction, and Petrobras' Board of Directors and Logigás' Senior Management shall approve the Merger Proposal and Basis, and shall also confirm the audit company to be hired to evaluate Logigás' shareholders' equity, in addition to calling the Special Shareholders' Meetings that shall deliberate on the Transaction in each company. 6.2. Special Shareholders' Meeting Petrobras and Logigás Special Shareholders' Meeting shall be called, according to deadlines and other procedures provided for by Law to (i) approve this Merger Proposal and Basis; (ii) confirm the hiring of the Appraisal Company to prepare the Accounting Appraisal Report; (iii) approve the Accounting Appraisal Report; (iv) approve the Merger, with the consequent termination of Absorbed Company; and (v) authorize managers to perform all acts necessary to Merger implementation. ARTICLE SEVEN – GENERAL PROVISIONS 7.1. Considering that Petrobras owns all Logigás shares, the provisions relating to (i) the exchange ratio, and (ii) the reimbursement to Logigás shareholders do not apply; and (iii) the need to prepare Absorbed Company's Appraisal Report at market prices (article 264 of Act 6404/76), as authorized by the Brazilian Securities Commission. Documents Available to Shareholders. All documents mentioned in this Merger Proposal and Basis shall be available to Petrobras' shareholders at the Company's headquarters and on Petrobras' website (www.petrobras.com.br), at the Brazilian Securities Commission (CVM) – Rua Sete de Setembro, 111, 5th floor, Downtown, Rio de Janeiro, RJ or at Rua Cincinato Braga. 340, 4th floor, São Paulo/SP and respective website [signatures] 165.4. Logigás shall be extinguished in full, pursuant to the law, and shall terminate its legal existence with the registration of the Merger acts with the Commercial Registries and other relevant bodies, and Logigás shall be succeeded by Petrobras in all its rights and obligations. 5.5. Right to Withdraw. Since Absorbing Company is the sole shareholder of Absorbed Company, the Merger approval at Absorbed Company's general meeting shall depend on the affirmative vote of its only shareholder. Therefore, there shall be no dissenting shareholder, pursuant to article 137 and article 230 of Act 6404/76. In addition, pursuant to articles 136 c/c 137 of Act 6404/76, Absorbing Company's shareholders shall not be entitled to withdrawal resulting from Merger approval at shareholders' meeting. Therefore, no adjustments to equity interests shall be required due to the exercise of right to withdraw. 5.6. Shares of One Company Held by Another. Absorbed Company does not hold shares issued by Absorbing Company. ARTICLE SIX – INFORMATION TO PETROBRAS' AND LOGIGÁS' MANAGERS AND AUDITORS, AND APPROVAL BY THE PETROBRAS' AND LOGIGÁS' GENERAL MEETING. 6.1. Executive and Fiscal Boards. In compliance with the provisions of article 163, item III of Act 6404/76, to the Petrobras' and Logigás' By-Laws, the Petrobras' and Logigás' Fiscal Board shall give their opinion on the Transaction, and Petrobras' Board of Directors and Logigás' Senior Management shall approve the Merger Proposal and Basis, and shall also confirm the audit company to be hired to evaluate Logigás' shareholders' equity, in addition to calling the Special Shareholders' Meetings that shall deliberate on the Transaction in each company. 6.2. Special Shareholders' Meeting Petrobras and Logigás Special Shareholders' Meeting shall be called, according to deadlines and other procedures provided for by Law to (i) approve this Merger Proposal and Basis; (ii) confirm the hiring of the Appraisal Company to prepare the Accounting Appraisal Report; (iii) approve the Accounting Appraisal Report; (iv) approve the Merger, with the consequent termination of Absorbed Company; and (v) authorize managers to perform all acts necessary to Merger implementation. ARTICLE SEVEN – GENERAL PROVISIONS 7.1. Considering that Petrobras owns all Logigás shares, the provisions relating to (i) the exchange ratio, and (ii) the reimbursement to Logigás shareholders do not apply; and (iii) the need to prepare Absorbed Company's Appraisal Report at market prices (article 264 of Act 6404/76), as authorized by the Brazilian Securities Commission. Documents Available to Shareholders. All documents mentioned in this Merger Proposal and Basis shall be available to Petrobras' shareholders at the Company's headquarters and on Petrobras' website (www.petrobras.com.br), at the Brazilian Securities Commission (CVM) – Rua Sete de Setembro, 111, 5th floor, Downtown, Rio de Janeiro, RJ or at Rua Cincinato Braga. 340, 4th floor, São Paulo/SP and respective website [signatures] 16

(www.cvm.gov.br) and BM & FBOVESPA, Rua XV de Novembro, 275, São Paulo/SP and its website (http://www.b3.com.br/pt_br/). 7.1.1. In order to access these documents, Petrobras' shareholders (or their attorneys- in-fact) must prove their shareholder status, pursuant to article 126 of Act 6404/76. In witness thereof, the Parties execute this Merger Proposal and Basis in 2 (two) identical copies and for a single purpose, together with two witnesses identified below. Rio de Janeiro, August 28, 2019 PETRÓLEO BRASILEIRO S.A. [signature] Andrea Marques de Almeida Chief Financial and Investor Relations Officer [signature] Anelise Quintão Lara Chief Refining and Natural Gas Officer PETROBRAS LOGÍSTICA DE GÁS S.A. - LOGIGÁS [signature] Maurício Martins da Silva Chief Executive Officer [signature] João Carlos Trigo de Loureiro Chief Administration Officer 17 (www.cvm.gov.br) and BM & FBOVESPA, Rua XV de Novembro, 275, São Paulo/SP and its website (http://www.b3.com.br/pt_br/). 7.1.1. In order to access these documents, Petrobras' shareholders (or their attorneys- in-fact) must prove their shareholder status, pursuant to article 126 of Act 6404/76. In witness thereof, the Parties execute this Merger Proposal and Basis in 2 (two) identical copies and for a single purpose, together with two witnesses identified below. Rio de Janeiro, August 28, 2019 PETRÓLEO BRASILEIRO S.A. [signature] Andrea Marques de Almeida Chief Financial and Investor Relations Officer [signature] Anelise Quintão Lara Chief Refining and Natural Gas Officer PETROBRAS LOGÍSTICA DE GÁS S.A. - LOGIGÁS [signature] Maurício Martins da Silva Chief Executive Officer [signature] João Carlos Trigo de Loureiro Chief Administration Officer 17

ANNEX II Appraisal Report 18ANNEX II Appraisal Report 18

Petrobras Logística de Gás S.A. - Logigas Appraisal Report on Accounting Shareholders' Equity Calculated Through Accounting Books KPMG Auditores Independentes. July 2019 KPDS 508392 19Petrobras Logística de Gás S.A. - Logigas Appraisal Report on Accounting Shareholders' Equity Calculated Through Accounting Books KPMG Auditores Independentes. July 2019 KPDS 508392 19

KPMG Auditores Independentes Rua do Passeio, 38 - Setor 2 - 17º andar - Centro 20021-290 - Rio de Janeiro/RJ - Brasil Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil Phone no. +55 (21) 2207-9400 kpmg.com.br Appraisal Report on Accounting Shareholders' Equity Calculated Through Accounting Books To Managers and Shareholders of Petróleo Brasileiro S.A - Petrobras Rio de Janeiro - RJ Audit Firm Data 1. KPMG Auditores Independentes, a company established in the city of Rio de Janeiro, at Rua do Passeio, nº 38 - setor 2 - 17º andar, registered with the Brazilian Federal Corporate Taxpayers Register (CPF/MF) with no. 57.755.217/0003-90, and registered with the Regional Accounting Council with no. SP-014428/O-6 F-RJ, represented herein by its undersigned partner, Mr.Marcelo Luiz Ferreira, Accountant, holder of ID No. 09099819- 6/IFP-RJ, registered with the Brazilian federal Individual Taxpayers register (CPF) under No. 013.623.017-28 and with the Regional Accounting Council of the State of Rio de Janeiro under No. RJ-087095/O-7, residing and domiciled in the city of Rio de Janeiro – RJ, with office at represented company's address, appointed by the management of Petróleo Brasileiro S.A. – PETROBRAS to carry out the appraisal of shareholders' equity on December 31, 2018 , in accordance with accounting practices adopted in Brazil, presents the results of his work. Objective of the Appraisal 2. The appraisal of the shareholders' equity of Petrobras Logística de Gás S.A - Logigas at December 31, 2018 is intended to meet the provisions of Article 227 of Act No. 6404 of 1976, and shall be used as basis for process of merger of said shareholders' equity into Petróleo Brasileiro S.A. – PETROBRAS. Management's Responsibility for Accounting Information 3. The Company's management is responsible for bookkeeping and preparing accounting information in accordance with the accounting practices adopted in Brazil, as well as the relevant internal controls that it has determined necessary to enable the preparation of such accounting information free of material misstatement, regardless of fraud or error. The summary of the main accounting practices adopted by the Company is described in Annex II to the appraisal report. Scope of Work and Independent Auditor's Responsibility 4. Our responsibility is to express a conclusion on the book value of the Company's shareholders' equity as of December 31, 2018, based on the work conducted in accordance with the Technical Notice CTG 2002, approved by the CFC, which provides for the KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG Auditores Independentes, a Brazilian entity and a member firm of KPMG network of independent member firms affiliated with KPMG International the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Cooperative (“KPMG International”), a Swiss entity. 20 2 KPMG Auditores Independentes Rua do Passeio, 38 - Setor 2 - 17º andar - Centro 20021-290 - Rio de Janeiro/RJ - Brasil Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil Phone no. +55 (21) 2207-9400 kpmg.com.br Appraisal Report on Accounting Shareholders' Equity Calculated Through Accounting Books To Managers and Shareholders of Petróleo Brasileiro S.A - Petrobras Rio de Janeiro - RJ Audit Firm Data 1. KPMG Auditores Independentes, a company established in the city of Rio de Janeiro, at Rua do Passeio, nº 38 - setor 2 - 17º andar, registered with the Brazilian Federal Corporate Taxpayers Register (CPF/MF) with no. 57.755.217/0003-90, and registered with the Regional Accounting Council with no. SP-014428/O-6 F-RJ, represented herein by its undersigned partner, Mr.Marcelo Luiz Ferreira, Accountant, holder of ID No. 09099819- 6/IFP-RJ, registered with the Brazilian federal Individual Taxpayers register (CPF) under No. 013.623.017-28 and with the Regional Accounting Council of the State of Rio de Janeiro under No. RJ-087095/O-7, residing and domiciled in the city of Rio de Janeiro – RJ, with office at represented company's address, appointed by the management of Petróleo Brasileiro S.A. – PETROBRAS to carry out the appraisal of shareholders' equity on December 31, 2018 , in accordance with accounting practices adopted in Brazil, presents the results of his work. Objective of the Appraisal 2. The appraisal of the shareholders' equity of Petrobras Logística de Gás S.A - Logigas at December 31, 2018 is intended to meet the provisions of Article 227 of Act No. 6404 of 1976, and shall be used as basis for process of merger of said shareholders' equity into Petróleo Brasileiro S.A. – PETROBRAS. Management's Responsibility for Accounting Information 3. The Company's management is responsible for bookkeeping and preparing accounting information in accordance with the accounting practices adopted in Brazil, as well as the relevant internal controls that it has determined necessary to enable the preparation of such accounting information free of material misstatement, regardless of fraud or error. The summary of the main accounting practices adopted by the Company is described in Annex II to the appraisal report. Scope of Work and Independent Auditor's Responsibility 4. Our responsibility is to express a conclusion on the book value of the Company's shareholders' equity as of December 31, 2018, based on the work conducted in accordance with the Technical Notice CTG 2002, approved by the CFC, which provides for the KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG Auditores Independentes, a Brazilian entity and a member firm of KPMG network of independent member firms affiliated with KPMG International the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Cooperative (“KPMG International”), a Swiss entity. 20 2 applicability of audit examination procedures to the balance sheet. Therefore, we have audited the Company's balance sheet in accordance with Brazilian and international auditing standards, which require the auditor to comply with ethical requisites and the audit to be planned and performed as to obtain reasonable assurance that the accounting shareholders' equity calculated for the preparation of our appraisal report is free from material misstatement. 5. An audit involves performing selected procedures to obtain evidence of the accounting amounts. The procedures selected depend on the auditor's judgment, including the assessment of risks of material accounting equity misstatement, regardless of fraud or error. In this risk assessment, the auditor considers internal controls relevant to the preparation of the Company's balance sheet in order to plan audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of said internal controls. An audit also includes an appraisal of appropriateness of accounting policies used,and the reasonableness of accounting estimates made by management. We believe the audit evidence obtained is sufficient and appropriate to support our conclusion. Conclusion 6. Based on the work performed, we conclude that the amount of BRL 721,918,835.22 (seven hundred twenty-one million, nine hundred and eighteen thousand, eight hundred and thirty- five Brazilian reals and twenty-two cents of Real), according to the Balance Sheet at December 31, 2018, recorded in the accounting books and summarized in Annex I, represents, in all material respects, the accounting shareholders' equity of Petrobras Logística de Gas – Logigas, valued in accordance with accounting practices adopted in Brazil. Rio de Janeiro, July 01, 2019 KPMG auditors Independentes CRC SP-014428/O-6 F-RJ [signature] Marcelo Luiz Ferreira Accountant CRC RJ-087095/O-7 KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG Auditores Independentes, a Brazilian entity and a member firm of KPMG network of independent member firms affiliated with KPMG International the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Cooperative (“KPMG International”), a Swiss entity. 21 3 applicability of audit examination procedures to the balance sheet. Therefore, we have audited the Company's balance sheet in accordance with Brazilian and international auditing standards, which require the auditor to comply with ethical requisites and the audit to be planned and performed as to obtain reasonable assurance that the accounting shareholders' equity calculated for the preparation of our appraisal report is free from material misstatement. 5. An audit involves performing selected procedures to obtain evidence of the accounting amounts. The procedures selected depend on the auditor's judgment, including the assessment of risks of material accounting equity misstatement, regardless of fraud or error. In this risk assessment, the auditor considers internal controls relevant to the preparation of the Company's balance sheet in order to plan audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of said internal controls. An audit also includes an appraisal of appropriateness of accounting policies used,and the reasonableness of accounting estimates made by management. We believe the audit evidence obtained is sufficient and appropriate to support our conclusion. Conclusion 6. Based on the work performed, we conclude that the amount of BRL 721,918,835.22 (seven hundred twenty-one million, nine hundred and eighteen thousand, eight hundred and thirty- five Brazilian reals and twenty-two cents of Real), according to the Balance Sheet at December 31, 2018, recorded in the accounting books and summarized in Annex I, represents, in all material respects, the accounting shareholders' equity of Petrobras Logística de Gas – Logigas, valued in accordance with accounting practices adopted in Brazil. Rio de Janeiro, July 01, 2019 KPMG auditors Independentes CRC SP-014428/O-6 F-RJ [signature] Marcelo Luiz Ferreira Accountant CRC RJ-087095/O-7 KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG Auditores Independentes, a Brazilian entity and a member firm of KPMG network of independent member firms affiliated with KPMG International the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Cooperative (“KPMG International”), a Swiss entity. 21 3

Petrobras Logística de Gás S.A. - Logigas Appraisal Report on Accounting Shareholders' Equity Calculated Through Accounting Books Annexes 22 Petrobras Logística de Gás S.A. - Logigas Appraisal Report on Accounting Shareholders' Equity Calculated Through Accounting Books Annexes 22

Balance Sheets Parent Company Parent Company Asset 2018 Liabilities 2018 Current Current Cash and cash equivalents Suppliers 1 2 6.333 Marketable securities - Customer Early Payments - Linked deposits - Financing - Customer accounts receivable, net 1 62.278 Income tax and social contribution 1 .929 FIDC Receivables Taxes and contributions 3 29.777 210 Related party loans Salaries, vacations and charges - - Income tax and social contribution Proposed dividends 12.158 8 0.232 Taxes and Contributions Provision for environmental recovery - - Other assets Other accounts payable and expenses 3 .094 - 5 07.308 1 08.704 Non-current Non-current Long terem assets Customer early payments - Judicial deposits Deferred income tax and social contribution 2.339 481 Pension and health plans - Provision for judicial and administrative proceedings 815 Provision for environmental recovery 1 9.999 Investments 341.510 Other accounts payable and expenses 9 6 Fixed assets 8 57 2 1.391 Intangible - 1 30.095 344.706 Net Equity Share Capital 4 34.869 Profit reserves 298.189 Other comprehensive income (11.139) Assigned to the parent shareholders 7 21.919 Assigned to non-controlling shareholders - 7 21.919 852.014 8 52.014 The explanatory notes are an integral part of these financial statements. 23 Balance Sheets Parent Company Parent Company Asset 2018 Liabilities 2018 Current Current Cash and cash equivalents Suppliers 1 2 6.333 Marketable securities - Customer Early Payments - Linked deposits - Financing - Customer accounts receivable, net 1 62.278 Income tax and social contribution 1 .929 FIDC Receivables Taxes and contributions 3 29.777 210 Related party loans Salaries, vacations and charges - - Income tax and social contribution Proposed dividends 12.158 8 0.232 Taxes and Contributions Provision for environmental recovery - - Other assets Other accounts payable and expenses 3 .094 - 5 07.308 1 08.704 Non-current Non-current Long terem assets Customer early payments - Judicial deposits Deferred income tax and social contribution 2.339 481 Pension and health plans - Provision for judicial and administrative proceedings 815 Provision for environmental recovery 1 9.999 Investments 341.510 Other accounts payable and expenses 9 6 Fixed assets 8 57 2 1.391 Intangible - 1 30.095 344.706 Net Equity Share Capital 4 34.869 Profit reserves 298.189 Other comprehensive income (11.139) Assigned to the parent shareholders 7 21.919 Assigned to non-controlling shareholders - 7 21.919 852.014 8 52.014 The explanatory notes are an integral part of these financial statements. 23

Annex II 1 Summary of main accounting practices The accounting practices described below have been consistently applied by the Company to the Balance Sheet presented. 1.1 Financial instruments Financial instrument is any contract that gives rise to a financial asset for the entity and a financial liability or equity instrument to another entity. 1.1.1 Financial assets a. Recognition and initial measurement A financial asset is recognized when the entity becomes a party to the contractual provisions of the instrument. Except for the accounts' receivables that do not contain significant financing component and financial assets measured at fair value, upon initial recognition, financial assets are measured at fair value plus or minus transaction costs that are directly attributable to the acquisition or issue of said assets. b. Subsequent classification and measurement Financial assets are generally classified as subsequently measured at amortized cost, at fair value through other comprehensive incomes or at fair value through profit or loss based on either: the entity's business model for managing financial assets; regarding the contractual cash flow characteristics of the financial asset, as follows: • Amortized cost: financial asset (debt financial instrument) whose contractual cash flow results only from the payment of principal and interest on principal on specific dates, and whose business model aims at maintaining the asset in order to receive its contractual cash flows; • Fair value through other comprehensive incomes: financial asset (debt financial instrument) whose contractual cash flow results only from the receipt of principal and interest on the principal on specific dates, and whose business model aims at receive both cash flows assets as well as investments in equity instruments not held for trading or contingent consideration, which upon initial recognition, the Company has irrevocably elected to present subsequent changes in the fair value of the investment in other comprehensive incomes; and • Fair value through profit or loss: all other financial assets. This category generally includes derivative financial instruments. The Company's financial assets, originally measured as “Held to Maturity,” in accordance with CPC 38, are now measured as “Fair Value Through Profit or Loss” (except trade accounts receivable and escrow deposits, classified in category Amortized Cost), as per CPC 48. 24 Annex II 1 Summary of main accounting practices The accounting practices described below have been consistently applied by the Company to the Balance Sheet presented. 1.1 Financial instruments Financial instrument is any contract that gives rise to a financial asset for the entity and a financial liability or equity instrument to another entity. 1.1.1 Financial assets a. Recognition and initial measurement A financial asset is recognized when the entity becomes a party to the contractual provisions of the instrument. Except for the accounts' receivables that do not contain significant financing component and financial assets measured at fair value, upon initial recognition, financial assets are measured at fair value plus or minus transaction costs that are directly attributable to the acquisition or issue of said assets. b. Subsequent classification and measurement Financial assets are generally classified as subsequently measured at amortized cost, at fair value through other comprehensive incomes or at fair value through profit or loss based on either: the entity's business model for managing financial assets; regarding the contractual cash flow characteristics of the financial asset, as follows: • Amortized cost: financial asset (debt financial instrument) whose contractual cash flow results only from the payment of principal and interest on principal on specific dates, and whose business model aims at maintaining the asset in order to receive its contractual cash flows; • Fair value through other comprehensive incomes: financial asset (debt financial instrument) whose contractual cash flow results only from the receipt of principal and interest on the principal on specific dates, and whose business model aims at receive both cash flows assets as well as investments in equity instruments not held for trading or contingent consideration, which upon initial recognition, the Company has irrevocably elected to present subsequent changes in the fair value of the investment in other comprehensive incomes; and • Fair value through profit or loss: all other financial assets. This category generally includes derivative financial instruments. The Company's financial assets, originally measured as “Held to Maturity,” in accordance with CPC 38, are now measured as “Fair Value Through Profit or Loss” (except trade accounts receivable and escrow deposits, classified in category Amortized Cost), as per CPC 48. 24

c. Impairment Provision for expected credit losses is recognized in financial assets measured at amortized cost, as well as those measured at fair value through other comprehensive incomes, when applicable. The Company recognizes the provision for expected credit losses for short-term trade accounts receivable through the use of a provision matrix based on unadjusted historical credit loss experience, when said information represents the best reasonable and sustainable information, or, adjusted, based on current observable data to reflect the effects of current and future conditions, provided that said data is available at no cost or excessive effort. Usually, as to other financial instruments, the Company recognizes a provision at an amount equivalent to the expected credit loss for 12 months. However, when the financial instrument's credit risk has increased significantly since its initial recognition, the provision is recognized in an amount equivalent to the expected credit loss (whole life). Significant increase in credit risk In assessing the significant increase in credit risk, the Company compares the default risk on the financial instrument at the balance sheet date with the default risk on the financial instrument at initial recognition. To this end, the Company uses, among others, the following indicators: significant or expected significant change in the external credit rating of the financial instrument and information on late payments. Regardless of the appraisal of the significant increase in credit risk, the Company assumes that the credit risk of a financial asset has increased significantly since its initial recognition when contractual payments are more than 30 days past due, unless when reasonable and sustainable information available demonstrates otherwise. The Company assumes that the credit risk of a financial instrument has not increased significantly since its initial recognition when the financial instrument has low credit risk at the balance sheet date. Low credit risk is determined based on external risk ratings and internal appraisal methodologies. Default The Company considers a financial asset as defaulting when the other party does not comply with the legal obligation to pay its debts when due or depending on the financial instrument, when there is a delay of 90 days or more due to be contractually received. Expected credit losses' measurement and recognition Expected credit loss is the weighted average of credit losses with the respective default risks, which may occur according to the weightings. Credit loss on a financial asset is measured as the difference between all contractual cash flows due to the Company and all cash flows that the Company expects to receive, discounted at the original effective rate. 25 c. Impairment Provision for expected credit losses is recognized in financial assets measured at amortized cost, as well as those measured at fair value through other comprehensive incomes, when applicable. The Company recognizes the provision for expected credit losses for short-term trade accounts receivable through the use of a provision matrix based on unadjusted historical credit loss experience, when said information represents the best reasonable and sustainable information, or, adjusted, based on current observable data to reflect the effects of current and future conditions, provided that said data is available at no cost or excessive effort. Usually, as to other financial instruments, the Company recognizes a provision at an amount equivalent to the expected credit loss for 12 months. However, when the financial instrument's credit risk has increased significantly since its initial recognition, the provision is recognized in an amount equivalent to the expected credit loss (whole life). Significant increase in credit risk In assessing the significant increase in credit risk, the Company compares the default risk on the financial instrument at the balance sheet date with the default risk on the financial instrument at initial recognition. To this end, the Company uses, among others, the following indicators: significant or expected significant change in the external credit rating of the financial instrument and information on late payments. Regardless of the appraisal of the significant increase in credit risk, the Company assumes that the credit risk of a financial asset has increased significantly since its initial recognition when contractual payments are more than 30 days past due, unless when reasonable and sustainable information available demonstrates otherwise. The Company assumes that the credit risk of a financial instrument has not increased significantly since its initial recognition when the financial instrument has low credit risk at the balance sheet date. Low credit risk is determined based on external risk ratings and internal appraisal methodologies. Default The Company considers a financial asset as defaulting when the other party does not comply with the legal obligation to pay its debts when due or depending on the financial instrument, when there is a delay of 90 days or more due to be contractually received. Expected credit losses' measurement and recognition Expected credit loss is the weighted average of credit losses with the respective default risks, which may occur according to the weightings. Credit loss on a financial asset is measured as the difference between all contractual cash flows due to the Company and all cash flows that the Company expects to receive, discounted at the original effective rate. 25

d. Presentation Cash and cash equivalents include cash, available bank deposits and highly liquid short-term investments, maturing within three months from the original contract date, readily convertible into a known amount of cash and with insignificant risk of change in value. The provisions for impairment of financial assets measured at amortized cost are deducted from the gross carrying amount of the assets against gains or losses in the profit or loss. 1.1.2 Financial liabilities a. Recognition and initial measurement A financial liability is recognized when the entity becomes a party to the contractual provisions of the instrument. Except for financial liabilities measured at fair value, upon initial recognition, financial liabilities are measured at fair value plus or minus transaction costs that are directly attributable to the acquisition or issue of said liabilities. b. Subsequent classification and measurement Financial liabilities are classified as subsequently measured at amortized cost, except in certain circumstances, which include certain financial liabilities at fair value through profit or loss. When financial liabilities measured at amortized cost have their contractual terms amended and said modification is not material, their accounting balances shall reflect the present value of their cash flows under the new terms using the original effective interest rate. The difference between the carrying amount of the re-measured instrument upon a non-material modification of its terms and its carrying amount immediately prior to said modification is recognized as gain or loss in the income statement. 1.2 Corporate investments Affiliate is the entity over which the Company has significant influence, defined as the power to participate in the preparation of financial and operating policy decisions of an investee, but without the individual or joint control of those policies. The definition of control is presented in Note 3.1 to the Financial Statements on 12/31/2018. A joint venture is one in which two or more parties have jointly established joint control, which may be a joint operation or a jointly controlled venture, depending on the rights and obligations of the parties. While parties to a joint operation have the right to the assets and liabilities related to business, the parties to a jointly controlled venture have rights to the net assets of the business. 26 d. Presentation Cash and cash equivalents include cash, available bank deposits and highly liquid short-term investments, maturing within three months from the original contract date, readily convertible into a known amount of cash and with insignificant risk of change in value. The provisions for impairment of financial assets measured at amortized cost are deducted from the gross carrying amount of the assets against gains or losses in the profit or loss. 1.1.2 Financial liabilities a. Recognition and initial measurement A financial liability is recognized when the entity becomes a party to the contractual provisions of the instrument. Except for financial liabilities measured at fair value, upon initial recognition, financial liabilities are measured at fair value plus or minus transaction costs that are directly attributable to the acquisition or issue of said liabilities. b. Subsequent classification and measurement Financial liabilities are classified as subsequently measured at amortized cost, except in certain circumstances, which include certain financial liabilities at fair value through profit or loss. When financial liabilities measured at amortized cost have their contractual terms amended and said modification is not material, their accounting balances shall reflect the present value of their cash flows under the new terms using the original effective interest rate. The difference between the carrying amount of the re-measured instrument upon a non-material modification of its terms and its carrying amount immediately prior to said modification is recognized as gain or loss in the income statement. 1.2 Corporate investments Affiliate is the entity over which the Company has significant influence, defined as the power to participate in the preparation of financial and operating policy decisions of an investee, but without the individual or joint control of those policies. The definition of control is presented in Note 3.1 to the Financial Statements on 12/31/2018. A joint venture is one in which two or more parties have jointly established joint control, which may be a joint operation or a jointly controlled venture, depending on the rights and obligations of the parties. While parties to a joint operation have the right to the assets and liabilities related to business, the parties to a jointly controlled venture have rights to the net assets of the business. 26

In the Balance Sheet, investments in Associate Companies, Subsidiary Companies, and Joint Ventures are valued by the equity method (EM) from the date they become an Associate Company, Subsidiary Company, or Joint Venture. The Balance Sheet of jointly controlled ventures, and affiliated companies is adjusted to ensure consistency with the policies adopted by Petrobras. Dividends received from said corporate investments are recorded as a reduction in the value of respective investments. 1.3 Fixed assets Land is not depreciated. 1.4 Impairment of investments in subsidiaries, affiliates and joint ventures The Company evaluates investments in associates and joint ventures when there is evidence of non-recovery of book value. When the impairment test is applied, the investment's accounting value is compared to its recoverable value. Usually, recoverable value is use value, except as provided otherwise, and proportional to interest in current value of estimated future cash flows of associated company or jointly controlled venture, representing dividend future flows and other distributions. Reversal of impairment losses is permitted. 1.5 Contingent provisions, assets, and liabilities Provisions are recognized when: (i) The Company has a present obligation as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits shall be required to settle the obligation, and (iii) the amount of the obligation can be estimated reliably. Contingent assets and liabilities are not recognized, but contingent liabilities are disclosed in explanatory notes when the likelihood of outflows is possible, including those whose amounts cannot be estimated. Previously recognized loss reversal is permitted. 1.6 Income tax and social contribution Income tax and social contribution expenses for the period comprise current and deferred taxes. Said taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in shareholder’s equity or comprehensive income. In this case, tax is also recognized in shareholder’s equity or comprehensive income. 27 In the Balance Sheet, investments in Associate Companies, Subsidiary Companies, and Joint Ventures are valued by the equity method (EM) from the date they become an Associate Company, Subsidiary Company, or Joint Venture. The Balance Sheet of jointly controlled ventures, and affiliated companies is adjusted to ensure consistency with the policies adopted by Petrobras. Dividends received from said corporate investments are recorded as a reduction in the value of respective investments. 1.3 Fixed assets Land is not depreciated. 1.4 Impairment of investments in subsidiaries, affiliates and joint ventures The Company evaluates investments in associates and joint ventures when there is evidence of non-recovery of book value. When the impairment test is applied, the investment's accounting value is compared to its recoverable value. Usually, recoverable value is use value, except as provided otherwise, and proportional to interest in current value of estimated future cash flows of associated company or jointly controlled venture, representing dividend future flows and other distributions. Reversal of impairment losses is permitted. 1.5 Contingent provisions, assets, and liabilities Provisions are recognized when: (i) The Company has a present obligation as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits shall be required to settle the obligation, and (iii) the amount of the obligation can be estimated reliably. Contingent assets and liabilities are not recognized, but contingent liabilities are disclosed in explanatory notes when the likelihood of outflows is possible, including those whose amounts cannot be estimated. Previously recognized loss reversal is permitted. 1.6 Income tax and social contribution Income tax and social contribution expenses for the period comprise current and deferred taxes. Said taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in shareholder’s equity or comprehensive income. In this case, tax is also recognized in shareholder’s equity or comprehensive income. 27

Income tax and social contribution Current income tax and social contribution are calculated based on taxable income determined in accordance with the applicable legislation and rates, in effect, at the end of the reporting period. Current income tax and social contribution are presented net by the taxpayer when there is legally enforceable right to offset amounts recognized, and when there is an intention to settle on a net basis, or realize asset and settle liability simultaneously. Income tax and social contribution Deferred income tax and social contribution are generally recognized on temporary differences between the tax bases of assets and liabilities and their accounting amounts, and measured at the rates expected to be applicable in the period when the asset is realized or the liability is settled, based on the rates (and tax legislation) that are enacted or substantively enacted at the end of the reporting period. Deferred tax assets are recognized for all deductible temporary differences, including losses and unused tax credits, to the extent that it is probable that there shall be taxable income against which the deductible temporary difference can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in the transaction that is not a business combination and affects neither accounting profit nor taxable profit (tax loss) at the time of the transaction. The existence of future taxable income is based on a technical study approved by the Company's Management. Deferred income tax and social contribution are presented net, when there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets, and deferred tax assets and deferred tax liabilities are related to income taxes levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle current tax liabilities and assets on a net basis, or realize the assets and settle the liabilities simultaneously for each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered. 1.7 Share capital and shareholders' remuneration Share capital is represented by common shares. When the Company proposes, shareholders' remuneration shall be in the form of dividends and/or interest on equity based on the limits defined by law and the Company's Articles of Incorporation. 1.8 other comprehensive incomes Adjustments to other comprehensive incomes are classified as: i) financial assets subsequently classified at fair value through other comprehensive incomes, ii) effective portions of gains or losses on hedge instruments in cash flow hedges, iii ) re-measurements in defined-benefit plans and, iv) cumulative conversion adjustments. 28 Income tax and social contribution Current income tax and social contribution are calculated based on taxable income determined in accordance with the applicable legislation and rates, in effect, at the end of the reporting period. Current income tax and social contribution are presented net by the taxpayer when there is legally enforceable right to offset amounts recognized, and when there is an intention to settle on a net basis, or realize asset and settle liability simultaneously. Income tax and social contribution Deferred income tax and social contribution are generally recognized on temporary differences between the tax bases of assets and liabilities and their accounting amounts, and measured at the rates expected to be applicable in the period when the asset is realized or the liability is settled, based on the rates (and tax legislation) that are enacted or substantively enacted at the end of the reporting period. Deferred tax assets are recognized for all deductible temporary differences, including losses and unused tax credits, to the extent that it is probable that there shall be taxable income against which the deductible temporary difference can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in the transaction that is not a business combination and affects neither accounting profit nor taxable profit (tax loss) at the time of the transaction. The existence of future taxable income is based on a technical study approved by the Company's Management. Deferred income tax and social contribution are presented net, when there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets, and deferred tax assets and deferred tax liabilities are related to income taxes levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle current tax liabilities and assets on a net basis, or realize the assets and settle the liabilities simultaneously for each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered. 1.7 Share capital and shareholders' remuneration Share capital is represented by common shares. When the Company proposes, shareholders' remuneration shall be in the form of dividends and/or interest on equity based on the limits defined by law and the Company's Articles of Incorporation. 1.8 other comprehensive incomes Adjustments to other comprehensive incomes are classified as: i) financial assets subsequently classified at fair value through other comprehensive incomes, ii) effective portions of gains or losses on hedge instruments in cash flow hedges, iii ) re-measurements in defined-benefit plans and, iv) cumulative conversion adjustments. 28

ANNEX III Contract signed with KPMG 29 ANNEX III Contract signed with KPMG 29

PETROBRAS . ADDENDUM No. 06 TO CONTRACT No 5850.0102928.16.2 FOR THE PROVISION OF ACCOUNTING AUDIT SERVICES BETWEEN PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND KPMG AUDITORES INDEPENDENTES Through this Private Instrument, one party, PETROLEO BRASILEIRO S.A. - PETROBRAS, mixed-capital corporation, headquartered in Rio de Janeiro - RJ, on Avenida República de Chile 65, Downtown, registered with the CNPJ under no. 33.000.167/0001-01, hereby represented by Rodrigo Araújo Alves, Executive Accounting and Tax Manager - CONTRIB, hereafter simply referred to as PETROBRAS, and the other party, KPMG AUDITORES INDEPENDENTES, headquartered at Rua do Passeio, 38, Sector 2, 17th floor - Downtown, Rio de Janeiro, RJ - Zip Code 20021-290, registered in the National Register of Legal Entities of the Ministry of Finance under no. 57.755.217/0003-90, hereinafter referred to as CONTRACTOR, herein represented by Marcelo Gavioli, Partner, and Anderson Cesar Vianna Dutra, Partner, all jointly referred to as PARTIES. Whereas the PARTIES entered into an Agreement on February 17, 2017, to provide accounting audit services for 2017, 2018 e 2019; Whereas the PARTIES signed Addendum no. 1 to amend the CNPJ and the address of the CONTRACTOR; Whereas the PARTIES signed Addendum no. 2 for the addition of services to fulfill the Lobato Project and the adjustment of the SMS Exhibit; Whereas the PARTIES signed Addendum no. 3 to add services to meet the Noronha 2 Project; Whereas the PARTIES, signed Addendum no. 4 to comply with Clause Seventeen, to comply with the auditor's independence rules issued by the Securities and Exchange Commission - [signatures] 30PETROBRAS . ADDENDUM No. 06 TO CONTRACT No 5850.0102928.16.2 FOR THE PROVISION OF ACCOUNTING AUDIT SERVICES BETWEEN PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND KPMG AUDITORES INDEPENDENTES Through this Private Instrument, one party, PETROLEO BRASILEIRO S.A. - PETROBRAS, mixed-capital corporation, headquartered in Rio de Janeiro - RJ, on Avenida República de Chile 65, Downtown, registered with the CNPJ under no. 33.000.167/0001-01, hereby represented by Rodrigo Araújo Alves, Executive Accounting and Tax Manager - CONTRIB, hereafter simply referred to as PETROBRAS, and the other party, KPMG AUDITORES INDEPENDENTES, headquartered at Rua do Passeio, 38, Sector 2, 17th floor - Downtown, Rio de Janeiro, RJ - Zip Code 20021-290, registered in the National Register of Legal Entities of the Ministry of Finance under no. 57.755.217/0003-90, hereinafter referred to as CONTRACTOR, herein represented by Marcelo Gavioli, Partner, and Anderson Cesar Vianna Dutra, Partner, all jointly referred to as PARTIES. Whereas the PARTIES entered into an Agreement on February 17, 2017, to provide accounting audit services for 2017, 2018 e 2019; Whereas the PARTIES signed Addendum no. 1 to amend the CNPJ and the address of the CONTRACTOR; Whereas the PARTIES signed Addendum no. 2 for the addition of services to fulfill the Lobato Project and the adjustment of the SMS Exhibit; Whereas the PARTIES signed Addendum no. 3 to add services to meet the Noronha 2 Project; Whereas the PARTIES, signed Addendum no. 4 to comply with Clause Seventeen, to comply with the auditor's independence rules issued by the Securities and Exchange Commission - [signatures] 30

PETROBRAS SEC; Whereas the PARTIES signed Addendum no. 5 for the addition of services for the Issuance of additional Consent Letters and Asset Incorporation Report at PBIO; Whereas PETROBRAS identified the need to issue a Balance Sheet Book Value Report on December 31, 2018 for the incorporation of LOGIGÁS in Petrobras and Issuance of Comfort Letters to the Brazilian market on Petrobras Distribuidora's financial information, on the base date of 03/31/2019, comparable to 03/31/2018, and the annual information for 2018 and 2017, contained in the public documents of the transaction, as well as for the American and international markets. The PARTIES resolve by mutual agreement and in the best form of law, to amend the CONTRACT, according to the following clauses and conditions: CLAUSE ONE - PURPOSE 1.1.0 This addendum for the addition of quantity has the following insertions: issuance of Balance Sheet Book Value Report, on the base date of December 31, 2018 for incorporation of LOGIGÁS by Petrobras, issuance of Comfort Letters to the market on Petrobras Distribuidora's financial information as of 03/31/2019, comparable to 03/31/2018, and the annual information for 2018 and 2017, contained in public documents or the transaction, as well as for the American and international markets, and change the purpose text of addendum no. 5 to this contract no. SAP 4600536790, ICJ 5850.0102928.16.2, without change in the value, which is replaced by the following: “Appraisal Report Services as of 12/31/2018 of PETROBRAS Biodiesel Plants located in Candeias (BA), Quixadá (CE) and Montes Claros (MG), with the purpose of supporting the corporate operation of asset contribution and the consequent increase in the shareholders' equity of the [signatures] 31PETROBRAS SEC; Whereas the PARTIES signed Addendum no. 5 for the addition of services for the Issuance of additional Consent Letters and Asset Incorporation Report at PBIO; Whereas PETROBRAS identified the need to issue a Balance Sheet Book Value Report on December 31, 2018 for the incorporation of LOGIGÁS in Petrobras and Issuance of Comfort Letters to the Brazilian market on Petrobras Distribuidora's financial information, on the base date of 03/31/2019, comparable to 03/31/2018, and the annual information for 2018 and 2017, contained in the public documents of the transaction, as well as for the American and international markets. The PARTIES resolve by mutual agreement and in the best form of law, to amend the CONTRACT, according to the following clauses and conditions: CLAUSE ONE - PURPOSE 1.1.0 This addendum for the addition of quantity has the following insertions: issuance of Balance Sheet Book Value Report, on the base date of December 31, 2018 for incorporation of LOGIGÁS by Petrobras, issuance of Comfort Letters to the market on Petrobras Distribuidora's financial information as of 03/31/2019, comparable to 03/31/2018, and the annual information for 2018 and 2017, contained in public documents or the transaction, as well as for the American and international markets, and change the purpose text of addendum no. 5 to this contract no. SAP 4600536790, ICJ 5850.0102928.16.2, without change in the value, which is replaced by the following: “Appraisal Report Services as of 12/31/2018 of PETROBRAS Biodiesel Plants located in Candeias (BA), Quixadá (CE) and Montes Claros (MG), with the purpose of supporting the corporate operation of asset contribution and the consequent increase in the shareholders' equity of the [signatures] 31

PETROBRAS PBIO, or another subsidiary of Petrobras and its payment by PETROBRAS in assets at book value. “ CLAUSE TWO - ADDITIONAL SERVICES 2.1. In Appendix 1 - Specification of Services, the following items will be added: - Issuance of Report at Book Value of the Balance Sheet, as of December 31, 2018 for the incorporation of LOGIGÁS into Petrobras and; - Issuance of Comfort Letters to the Brazilian market on Petrobras Distribuidora's financial information, on the base date of 03/31/2019, comparable to 03/31/2018, and the annual information for 2018 and 2017, contained in the public documents of the transaction, as well as for the American and international markets. 2.2. Exhibit 1C - Specification of Services will be replaced by Exhibit 1- D. CLAUSE THREE - VALUES 3.1. The value of the services described in the foregoing second clause is one million and fifty thousand reais (R$ 1,050,000.00); 3.2. Due to the additions described above, the wording of the Clause 5.1, will be changed and read as follows: “5.1 This Agreement has a total estimated amount of sixty-seven million, five hundred and twenty-two thousand, three hundred and forty-five reais (R$ 67,522,345.00).” 3.2. Exhibit 2C - Unit Price Spreadsheet will be replaced by Exhibit 2-D. CLAUSE FOUR - TERM 5.1. This ADDENDUM shall be effective as of the signature date. [signatures] 32PETROBRAS PBIO, or another subsidiary of Petrobras and its payment by PETROBRAS in assets at book value. “ CLAUSE TWO - ADDITIONAL SERVICES 2.1. In Appendix 1 - Specification of Services, the following items will be added: - Issuance of Report at Book Value of the Balance Sheet, as of December 31, 2018 for the incorporation of LOGIGÁS into Petrobras and; - Issuance of Comfort Letters to the Brazilian market on Petrobras Distribuidora's financial information, on the base date of 03/31/2019, comparable to 03/31/2018, and the annual information for 2018 and 2017, contained in the public documents of the transaction, as well as for the American and international markets. 2.2. Exhibit 1C - Specification of Services will be replaced by Exhibit 1- D. CLAUSE THREE - VALUES 3.1. The value of the services described in the foregoing second clause is one million and fifty thousand reais (R$ 1,050,000.00); 3.2. Due to the additions described above, the wording of the Clause 5.1, will be changed and read as follows: “5.1 This Agreement has a total estimated amount of sixty-seven million, five hundred and twenty-two thousand, three hundred and forty-five reais (R$ 67,522,345.00).” 3.2. Exhibit 2C - Unit Price Spreadsheet will be replaced by Exhibit 2-D. CLAUSE FOUR - TERM 5.1. This ADDENDUM shall be effective as of the signature date. [signatures] 32

PETROBRAS CLAUSE FIVE - RATIFICATION 6.1. PARTIES ratify the terms and conditions of the CONTRACT not expressly amended by this instrument. And, being agreed and contracted, the PARTIES sign this CONTRACT Addendum in three (3) copies of equal content and form, for one sole purpose, along with the undersigned witnesses. Rio de Janeiro, 6/12/2019. [signature] PETRÓLEO BRASILEIRO S.A. – PETROBRAS Rodrigo Araújo Alves Accounting and Tax Executive Manager [signature] KPMG AUDITORES INDEPENDENTES Marcelo Gavioli Partner [signature] KPMG AUDITORES INDEPENDENTES Anderson Cesar Vianna Dutra Partner Witnesses: [signature] NAME: NAME: Tax ID (CPF): Tax ID (CPF): EXHIBITS 1D - Specification of Services 2D - Unit Price Spreadsheet [Stamp - Public Notary signature certification statement] 33PETROBRAS CLAUSE FIVE - RATIFICATION 6.1. PARTIES ratify the terms and conditions of the CONTRACT not expressly amended by this instrument. And, being agreed and contracted, the PARTIES sign this CONTRACT Addendum in three (3) copies of equal content and form, for one sole purpose, along with the undersigned witnesses. Rio de Janeiro, 6/12/2019. [signature] PETRÓLEO BRASILEIRO S.A. – PETROBRAS Rodrigo Araújo Alves Accounting and Tax Executive Manager [signature] KPMG AUDITORES INDEPENDENTES Marcelo Gavioli Partner [signature] KPMG AUDITORES INDEPENDENTES Anderson Cesar Vianna Dutra Partner Witnesses: [signature] NAME: NAME: Tax ID (CPF): Tax ID (CPF): EXHIBITS 1D - Specification of Services 2D - Unit Price Spreadsheet [Stamp - Public Notary signature certification statement] 33

EXHIBIT 1D - SPECIFICATION OF SERVICES

COMPANY: PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Services – IFRS			
	DESCRIPTION OF SERVICES	**UNIT**	**QT**
1	Services related to the examination and opinion of Petrobras' Individual and Consolidated Financial Statements for 2017, 2018 and 2019, in reais, prepared pursuant to the pronouncements issued by the Accounting Pronouncements Committee (CPC), approved by the Brazilian Securities and Exchange Commission (CVM), in Portuguese and rules issued by the Securities and Exchange Commission - SEC in English.	exams	3
2	Limited review services of financial information contained in the quarterly information - ITR to the CVM of the 1st, 2nd and 3rd quarters of 2017, 2018 and 2019, in reais, pursuant to the instructions issued by the CVM in Portuguese and rules issued by the Securities and Exchange Commission - SEC.	reviews	9
3	Services related to the annual review of the accounting information of the subsidiaries relevant to the Consolidated Financial Statements for 2017, 2018 and 2019, in reais, prepared pursuant to the pronouncements issued by the Accounting Pronouncements Committee (CPC), resolved by the Brazilian Securities and Exchange Commission - CVM, in Portuguese and rules issued by the Securities and Exchange Commission - SEC in English.	exams	3
4	Limited review services of subsidiaries' quarterly financial information relevant to the consolidated quarterly information - ITR to the CVM of the 1st, 2nd and 3rd quarters of 2017, 2018 and 2019, in reais, pursuant to the instructions issued by the CVM in Portuguese and rules issued by the Securities and Exchange Commission - SEC.	reviews	9

[signatures]

34

Services - IFRS Exam Sub-products			
DESCRIPTION OF SERVICES		UNIT	QT
5	Prior review of the completion of the ECFs for years 2017, 2018 and 2019.	reviews	3
6	Monthly review of the calculation of income tax and social contribution on profits during the years 2017, 2018 and 2019 as well as the corresponding provisions.	reviews	36
7	Monthly review of the calculation of the Income Tax Reduction Benefit based on Exploration income (SUDAM/SUDENE), as well as the corresponding provisions for years 2017, 2018 and 2019.	reviews	36
8	Mid-year review of the transfer pricing calculation basis for years 2017, 2018 and 2019.	reviews	6
9	Annual review of the calculation basis of net revenue used to calculate the exploration income in the years 2017, 2018 and 2019.	reviews	3
10	Monthly review services of the COFINS PIS/PASEP calculation bases for 2017, 2018 and 2019.	reviews	36
11	Services for the monthly review of the calculation basis of the CIDE COMBUSTIVEIS for the years 2017, 2018 and 2019.	reviews	36
12	Quarterly review of the years 2017, 2018 and 2019 of the calculation bases determined in the "Special Participation Calculation Statements", as provided for in articles 21 and 25 of Decree No. 2705/98 and ANP Ordinance No. 58/01, for oil and gas production fields that are required to issue their reports.	reviews	12
13	Services related to previously agreed procedures for the calculation of the "Upstream (E&P) Man-Hour Value" table prepared by Management for the years 2017, 2018 and 2019, performed pursuant to the auditing standards applicable in Brazil (NBCTSC4400) and issued in Portuguese and English.	issuance	3
14	Services for issuance of comfort letters or appraisal reports to underwriters on the accounting information contained in "Offering Circulars" and/or Information Memorandum, and others, pursuant to rules established by CVM and SEC, for 2017, 2018 and 2019.	issuance	12
15	Services related to the examination of the conversion process into US dollar currency of Petrobras' Consolidated Financial Statements for 2017, 2018 and 2019, prepared pursuant to international accounting standards IFRS, pronouncements issued by the CPC and the CVM and rules established by the SEC and the PCAOB.	reviews	3
16	Review services for the conversion process into the US dollar of the financial information contained in the quarterly financial statements to SEC, in English, for the 1st, 2nd and 3rd quarters of 2017, 2018 and 2019 prepared pursuant to international accounting standards - IFRS, pronouncements issued by the CPC and resolved by the CVM and rules established by the SEC and the PCAOB.	reviews	9
17	Consent letter issuance services for the consistency of the accounting information contained in the 20-F for 2017, 2018 and 2019, pursuant to the rules established by the SEC.	issuance	3
18	Services related to proof and examination, with an opinion in 2017, 2018 and 2019, on the procedures of the Authorized Independent Power Generators and Power Generation Utilities (Petrobras and Cooperative Companies) for the constitution and application of values in projects, management plans and programs for Research and Development - R&D and Energy Efficiency - EE, according to the Guidance Manual for the Works of Accounting and Financial Audit of Projects, Management Projects/Plans and Programs for Research and Development - R&D and Energy Efficiency -EE.	issuance	75

[signatures]

35

Services - IFRS Exam Sub-products			
DESCRIPTION OF SERVICES		UNIT	QT
19	Provision and examination services, with an opinion issued in 2017, 2018 and 2019, on the procedures of Oil companies in the application of funds in projects or programs referred to in the Research and Development or Research, Development and Innovation clauses, hereafter referred to as P, D&I Clauses, present in Contracts for Exploration, Development and Production of Oil and Natural Gas, according to Technical Regulation ANP 03/2015, Guidance Manual and other guidelines available on the Regulatory Agency website.	issuance	340
20	Services related to the limited assurance of sustainability information contained in the Petrobras Sustainability Report, conducted pursuant to Technical Communication CTO 01- Issuance of a Sustainability and Social Responsibility Assurance Report, issued by the Federal Accounting Council (CFC) based on NBCTO 3000-Assurance Engagements Other than Audits and Reviews, also issued by the CFC, equivalent to the International Standard ISAE 3000-Assurance Engagements Other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board **(IAASB)**, including preparation of a limited assurance report on the compilation of sustainability information contained in the Petrobras Sustainability Report for the years ended on December 31, 2017, 2018 and 2019.	reviews	3

Services - SOx			
DESCRIPTION OF SERVICES		UNIT	QT
21	Services related to internal controls over the preparation of Petrobras' financial statements, as informed in the Reference Form filed with the Brazilian Securities Commission - CVM, and subject to Management Assessment and independent audit opinion filed with the Securities Exchange Commission (SEC), of the United States, based on the COSO 2013 and COBIT internal control structures and pursuant to the standards of the Brazilian Securities and Exchange Commission (CVM) and the Public Company Accounting Oversight Board (PCAOB), of the United States, aiming to express an opinion on the effectiveness of these internal controls for the years ending on December 31, 2017, 2018 and 2019, in all material respects.	reviews	3

Services - CIAs and Shadowing			
DESCRIPTION OF SERVICES		UNIT	QT
22	Service for reviewing the work of **CIAs** Internal Verification Committees.	reviews	3
23	Review and follow-up service for investigative work conducted by external lawyers hired by the Company ("Shadowing").	reviews	3

[signatures]

36

Services - Lobato Project			
DESCRIPTION OF SERVICES		UNIT	QT
24	Limited review services for the quarterly individual and consolidated financial information of Petrobras Distribuidora, 1st and 2nd quarters of 2017, comprising January 1 to June 30, 2017, in reais, pursuant to the accounting principles set forth in the Brazilian corporate law and the instructions issued by the CVM, with reporting in Portuguese and English.	review	2
25	Limited review services for the quarterly individual and consolidated financial information of Petrobras Distribuidora, for the 3-month period, comprising July 1 to September 30, 2017, in reais, pursuant to the accounting principles set forth in the Brazilian corporate law and the instructions issued by the CVM, with reporting in Portuguese and English.	review	1
26	Issuance of Comfort Letters to the Brazilian market on Petrobras Distribuidora's financial information contained in the public documents of the transaction, as well as for the American and international markets.	letters	1

Services - Noronha Project 2			
DESCRIPTION OF SERVICES		UNIT	QT
27	Appraisal report of certain assets on November 14, 2017 of Petrobras, with the purpose of subsidizing the corporate operation of the contribution of these assets of Petrobras to TAG with the consequent capital increase of TAG and its payment by the shareholder in assets at their book value.	issuance	1

Services - PB Asset Reports and Consents Letters			
DESCRIPTION OF SERVICES		UNIT	QT
17	Consent letter issuance services for the consistency of accounting information contained in the 20-F, or Forms F3 and F4, for the years 2017, 2018 and 2019, pursuant to the rules established by the SEC.	issuance	7
28	"Appraisal Report Services as of 12/31/2018 of PETROBRAS Biodiesel Plants located in Candeias (BA), Quixadá (CE) and Montes Claros (MG), with the purpose of supporting the corporate operation of asset contribution and the consequent increase in the shareholders' equity of PBIO, or in another subsidiary of Petrobras and its payment by PETROBRAS in assets at book value.	issuance	1

Services - Logigás Report and Comfort Letter Follow on Petrobras Distribuidora			
DESCRIPTION OF SERVICES		UNIT	QT
29	Issuance of Report at Book Value of the Balance Sheet, as of December 31, 2018 for the incorporation of LOGIGÁS into Petrobras	Report	1
30	Issuance of Comfort Letters to the Brazilian market on Petrobras Distribuidora's financial information, on the base date of 3/30/2019, comparable to 3/30/2018, and the annual information for 2018 and 2017, contained in the public documents of the transaction, as well as for the American and international markets.	letters	1

[signatures]

37

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

EXHIBIT 2D - UNIT PRICE WORKSHEET	CONTRACT No. ICJ no. 5850.0102928.16.2
CONTRACTOR: KPMG AUDITORES INDEPENDENTES	
PURPOSE: ACCOUNTING AUDIT SERVICES FOR THE YEARS 2017, 2018 AND 2019	

Services-IFRS					
DESCRIPTION OF SERVICES		UNIT	QT	UNIT PRICE	SUBTOTAL
1	Services related to the examination and opinion of Petrobras' Individual and Consolidated Financial Statements for 2017, 2018 and 2019, in reais, prepared pursuant to the pronouncements issued by the Accounting Pronouncements Committee (CPC), approved by the Brazilian Securities and Exchange Commission (CVM), in Portuguese and rules issued by the Securities and Exchange Commission - SEC in English.	exams	3	3,798,077.88	11,394,233.63
2	Limited review services of financial information contained in the quarterly information - ITR to the CVM of the 1st, 2nd and 3rd quarters of 2017, 2018 and 2019, in reais, pursuant to the instructions issued by the CVM in Portuguese and rules issued by the Securities and Exchange Commission - SEC.	reviews	9	832,835.17	7,495,516.54
3	Services related to the annual review of the accounting information of the subsidiaries relevant to the Consolidated Financial Statements for 2017, 2018 and 2019, in reais, prepared pursuant to the pronouncements issued by the Accounting Pronouncements Committee (CPC), resolved by the Brazilian Securities and Exchange Commission - CVM, in Portuguese and rules issued by the Securities and Exchange Commission - SEC in English.	exams	3	2,498,505.51	7,495,516.54
4	Limited review services of subsidiaries' quarterly financial information relevant to the consolidated quarterly information - ITR to the CVM of the 1st, 2nd and 3rd quarters of 2017, 2018 and 2019, in reais, pursuant to the instructions issued by the CVM in Portuguese and rules issued by the Securities and Exchange Commission - SEC.	reviews	9	671,996.63	6,047,969.69
Subtotal Services - IFRS					32,433,236.40

Services - IFRS Exam Sub-products					
DESCRIPTION OF SERVICES		UNIT	QT	UNIT PRICE	SUBTOTAL
19	Provision and examination services, with an opinion issued in 2017, 2018 and 2019, on the procedures of Oil companies in the application of funds in projects or programs referred to in the Research and Development or Research, Development and Innovation clauses, hereafter referred to as R, D&I Clauses, present in Contracts for Exploration, Development and Production of Oil and Natural Gas, according to Technical Regulation ANP 03/2015, Guidance Manual and other guidelines available on the Regulatory Agency website.	issuance	340	1,384.63	470,773.01
20	Services related to the limited assurance of sustainability information contained in the Petrobras Sustainability Report, conducted pursuant to Technical Communication CTO 01- Issuance of a Sustainability and Social Responsibility Assurance Report, issued by the Federal Accounting Council (CFC) based on NBC TO 3000-Assurance Engagements Other than Audits and Reviews, also issued by the CFC, equivalent to the International Standard ISAE 3000-Assurance Engagements Other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board (IAASB), including preparation of a limited assurance report on the compilation of sustainability information contained in the Petrobras Sustainability Report for the years ended on December 31, 2017, 2018 and 2019.	reviews	3	156,924.34	470,773.01
Subtotal Services - IFRS Exam Byproducts					5,405,539.40

Services - SOx					
DESCRIPTION OF SERVICES		UNIT	QT	UNIT PRICE	SUBTOTAL
21	Services related to internal controls over the preparation of Petrobras' financial statements, as informed in the Reference Form filed with the Brazilian Securities Commission - CVM, and subject to Management Assessment and independent audit opinion filed with the Securities Exchange Commission (SEC), of the United States, based on the COSO 2013 and COBIT internal control structures and pursuant to the standards of the Brazilian Securities and Exchange Commission (CVM) and the Public Company Accounting Oversight Board (PCAOB), of the United States, aiming to express an opinion on the effectiveness of these internal controls for the years ending on December 31, 2017, 2018 and 2019, in all material respects.	reviews	3	5,405,539.40	16,216,618.20
Subtotal Services - SOX					16,216,618.20

[signatures]

38

Services - CIA and Shadowing					
DESCRIPTION OF SERVICES		UNIT	QT	UNIT PRICE	SUBTOTAL
22	Service for reviewing the work of CIAs Internal Verification Committees.	reviews	3	2,100,000.00	6,300,000.00
23	Review and follow-up service for investigative work conducted by external lawyers hired by the Company ("Shadowing").	reviews	3	1,400,000.00	4,200,000.00
Subtotal Services - CIAs and Shadowing					10,500,000.00

Services- Lobato Project					
DESCRIPTION OF SERVICES		UNIT	QT	UNIT PRICE	SUBTOTAL
24	Limited review services for individual and consolidated quarterly accounting information. of Petrobras Distribuidora, 1st and 2nd quarters of 2017, comprising January 1 to June 30, 2017, in reais, pursuant to the accounting principles set forth in the Brazilian corporate law and the instructions issued by the CVM, with reporting in Portuguese and English.	review	2	145,000.00	290,000.00
25	Limited review services for the quarterly individual and consolidated financial information of Petrobras Distribuidora, for the 3-month period, comprising July 1 to September 30, 2017, in reais, pursuant to the accounting principles set forth in the Brazilian corporate law and the instructions issued by the CVM, with reporting in Portuguese and English.	review	1	145,000.00	145,000.00
26	Issuance of Comfort Letters to the Brazilian market on Petrobras Distribuidora's financial information contained in the public documents of the transaction, as well as for the American and international markets.	letters	1	665,000.00	665,000.00
Subtotal Services - Lobato Project					1,100,000.00

Services - Noronha 2 Project					
DESCRIPTION OF SERVICES		UNIT	QT	UNIT PRICE	SUBTOTAL
27	Appraisal report of certain assets on November 14, 2017 of Petrobras, with the purpose of subsidizing the corporate operation of the contribution of these assets of Petrobras to TAG with the consequent capital increase of TAG and its payment by the shareholder in assets at their book value.	issuance	1	129,000.00	129,000.00
Subtotal Services - Noronha 2 Project					129,000.00

Services - PB Asset Reports and Consents Utters					
DESCRIPTION OF SERVICES		UNIT	QT	UNIT PRICE	SUBTOTAL
17	Consent letter issuance services for the consistency of accounting information contained in the 20-F, or Forms F3 and F4, for the years 2017, 2018 and 2019, pursuant to the rules established by the SEC.	issuance	7	56,493.00	395,451.00
28	"Appraisal Report Services as of 12/31/2018 of PETROBRAS Biodiesel Plants located in Candeias (BA), Quixadá (CE) and Montes Claros (MG), with the purpose of supporting the corporate operation of asset contribution and the consequent increase in the shareholders' equity of PBIO, or in another subsidiary of Petrobras and its payment by PETROBRAS in assets at book value.	issuance	1	292,500.00	292,500.00
Subtotal Services - PB Asset Reports and Consents Letters					687,951.00

Services - Logigás Report and Comfort Letter Follow on Petrobras Distribuidora					
DESCRIPTION OF SERVICES		UNIT	QT	UNIT PRICE	SUBTOTAL
29	Issuance of Report at Book Value of the Balance Sheet, as of December 31, 2018 for the incorporation of LOGIGÁS into Petrobras	Report	1	24,238.86	24,238.86
30	Issuance of Comfort Letters to the Brazilian market on Petrobras Distribuidora's financial information, on the base date of 03/31/2019, comparable to 03/31/2018, and the annual information for 2018 and 2017, contained in the public documents of the transaction, as well as for the American and international markets.	letters	1	1,025,761.14	1,025,761.14
Subtotal Services - Logigas Report and Comfort Letter Follow on Petrobras Distribuidora					1,050,000.00

CONTRACTING PARTY	CONTRACTOR

[signatures]

39

ACCREDITATION LETTER To PETRÓLEO BRASILEIRO S/A - PETROBRAS Re. The addendum to the accounting audit service agreement required to disclose the financial statements for the years 2017 to 2019 Dear Gentlemen, In compliance with the provisions of THE REFERED INVITATION # 2117553.17.8, we accredit Mr. Anderson César Vianna Dutra, holder of Identity Card no. 112308473, Tax ID (CPF) no. 048.283.987-24, and Mr. Marcelo Gavioli, holder of Identity Card No. 22195682, Tax ID (CPF) no. 151.205.568-92, to represent KPMG Auditores Independentes S.A. in the bidding process, with full powers to provide clarifications, make resolutions, sign minutes, appeal, waive the right to appeal, negotiate new terms, sign terms of commitment, make statements and, under the terms of those statements, respond personally and on behalf of this company, administratively, civilly and criminally, and all that is necessary to the full participation of our company in this Bidding Process. Rio de Janeiro, April 10, 2019. [signature] KPMG AUDITORES INDEPENDENTES Marcelo Gavioli Partner [signature] KPMG AUDITORES INDEPENDENTES Anderson Cesar Vianna Dutra Partner 40 ACCREDITATION LETTER To PETRÓLEO BRASILEIRO S/A - PETROBRAS Re. The addendum to the accounting audit service agreement required to disclose the financial statements for the years 2017 to 2019 Dear Gentlemen, In compliance with the provisions of THE REFERED INVITATION # 2117553.17.8, we accredit Mr. Anderson César Vianna Dutra, holder of Identity Card no. 112308473, Tax ID (CPF) no. 048.283.987-24, and Mr. Marcelo Gavioli, holder of Identity Card No. 22195682, Tax ID (CPF) no. 151.205.568-92, to represent KPMG Auditores Independentes S.A. in the bidding process, with full powers to provide clarifications, make resolutions, sign minutes, appeal, waive the right to appeal, negotiate new terms, sign terms of commitment, make statements and, under the terms of those statements, respond personally and on behalf of this company, administratively, civilly and criminally, and all that is necessary to the full participation of our company in this Bidding Process. Rio de Janeiro, April 10, 2019. [signature] KPMG AUDITORES INDEPENDENTES Marcelo Gavioli Partner [signature] KPMG AUDITORES INDEPENDENTES Anderson Cesar Vianna Dutra Partner 40

PETROBRAS STATEMENT OF COMPLIANCE WITH PETROBRAS'S CODE OF ETHICS, GUIDE OF CONDUCT AND SOCIAL RESPONSIBILITY POLICY Rio de Janeiro, April 10, 2019. To PETRÓLEO BRASILEIRO S.A. - PETROBRAS Ref: Procurement Process - Invitation 2117553.17.8 - Opportunity 7001890677 Dear Gentlemen, KPMG Auditores Independentes S.A. states, for all due purposes, that it has read and agrees to the terms of the Code of Ethics, the Guide to Conduct and Petrobras' Social Responsibility Policy and is committed to complying with them in their entirety. This statement is signed by a duly authorized legal representative to bind KPMG Auditores Independentes S.A. pursuant to its articles of incorporation. Best regards, Rio de Janeiro, April 10, 2019. [signature] KPMG AUDITORES INDEPENDENTES Marcelo Gavioli Partner [signature] KPMG AUDITORES INDEPENDENTES Anderson Cesar Vianna Dutra Partner 41PETROBRAS STATEMENT OF COMPLIANCE WITH PETROBRAS'S CODE OF ETHICS, GUIDE OF CONDUCT AND SOCIAL RESPONSIBILITY POLICY Rio de Janeiro, April 10, 2019. To PETRÓLEO BRASILEIRO S.A. - PETROBRAS Ref: Procurement Process - Invitation 2117553.17.8 - Opportunity 7001890677 Dear Gentlemen, KPMG Auditores Independentes S.A. states, for all due purposes, that it has read and agrees to the terms of the Code of Ethics, the Guide to Conduct and Petrobras' Social Responsibility Policy and is committed to complying with them in their entirety. This statement is signed by a duly authorized legal representative to bind KPMG Auditores Independentes S.A. pursuant to its articles of incorporation. Best regards, Rio de Janeiro, April 10, 2019. [signature] KPMG AUDITORES INDEPENDENTES Marcelo Gavioli Partner [signature] KPMG AUDITORES INDEPENDENTES Anderson Cesar Vianna Dutra Partner 41

Prior Compliance Statement PRIOR COMPLIANCE STATEMENT To PETRÓLEO BRASILEIRO S.A. - PETROBRAS Ref: Signing of addendum to the contract no. SAP 4600536790, ICJ 5850.0102928.16.2, for the inclusion of additional services related to the issuance of the Balance Sheet Book Value Report , on the base date of December 31, 2018, for the incorporation of LOGIGÁS in Petrobras and issuance of Comfort Letters to the Brazilian market regarding Petrobras Distribuidora's financial information, as of 03/30/2019, comparable to 03/30/2018, and the annual information of 2018 and 2017, contained in the operation's public documents, as well as for the American and international markets. Dear all, KPMG Auditores Independentes S.A., in connection with the operations, activities, services or works in any way related to this procurement process hereby represents and warrants that KPMG Auditores Independentes S.A. and the members of the KPMG Auditores Independentes S.A. Group, represented by Mr. Marcelo Gavioli and Mr. Anderson César Vianna Dutra that: 1. They have not made, offered, pledged, or authorized, directly or indirectly, and undertake not to make, offer, pledge or authorize, directly or indirectly, any payment, gift, entertainment, travel, promise or any other advantage for the direct or indirect use or benefit of any public authority or official, as [signatures] 42Prior Compliance Statement PRIOR COMPLIANCE STATEMENT To PETRÓLEO BRASILEIRO S.A. - PETROBRAS Ref: Signing of addendum to the contract no. SAP 4600536790, ICJ 5850.0102928.16.2, for the inclusion of additional services related to the issuance of the Balance Sheet Book Value Report , on the base date of December 31, 2018, for the incorporation of LOGIGÁS in Petrobras and issuance of Comfort Letters to the Brazilian market regarding Petrobras Distribuidora's financial information, as of 03/30/2019, comparable to 03/30/2018, and the annual information of 2018 and 2017, contained in the operation's public documents, as well as for the American and international markets. Dear all, KPMG Auditores Independentes S.A., in connection with the operations, activities, services or works in any way related to this procurement process hereby represents and warrants that KPMG Auditores Independentes S.A. and the members of the KPMG Auditores Independentes S.A. Group, represented by Mr. Marcelo Gavioli and Mr. Anderson César Vianna Dutra that: 1. They have not made, offered, pledged, or authorized, directly or indirectly, and undertake not to make, offer, pledge or authorize, directly or indirectly, any payment, gift, entertainment, travel, promise or any other advantage for the direct or indirect use or benefit of any public authority or official, as [signatures] 42

Prior Compliance Statement provided for in arts. 327, caput, § § 1 and 2, and 337-D, caput and sole paragraph, both of the Brazilian Criminal Code, as well as of any political party, member of political party, candidate for elective office, when such payment, offer or promise of gift, entertainment or travel, or any other advantage entails an unlawful act under Brazilian laws, the Law 12846/2013, the Foreign Corrupt Practices Act of 1977 - FCPA or the UK Bribery Act 2010 - UKBA. 2. They are complying with and will continue to comply with the applicable laws mentioned in the item above. 2.1. In the event of a violation of applicable Brazilian and foreign Anti-Corruption Laws, criminal and antitrust laws and related laws, they shall take the necessary measures to stop such violations, remedy their consequences and improve their anti-corruption programs. 3. They will faithfully and fully comply with the following provisions: 3.1 - KPMG Auditores Independentes S.A. will immediately report to PETROBRAS, in writing and upon proof of receipt, of the initiation and progress of any administrative or judicial investigation or proceeding to investigate the illegal acts described in item 1, liability which may be of the proposer or the members of the KPMG Auditores Independentes S.A. Group regarding this procurement process. 3.2 - KPMG Auditores Independentes S.A. represents that it has informed its managers, agents, representatives, employees and third parties acting in their interest or benefit, as well as those of the members of the KPMG Auditores Independentes S.A. Group. [signatures] 43Prior Compliance Statement provided for in arts. 327, caput, § § 1 and 2, and 337-D, caput and sole paragraph, both of the Brazilian Criminal Code, as well as of any political party, member of political party, candidate for elective office, when such payment, offer or promise of gift, entertainment or travel, or any other advantage entails an unlawful act under Brazilian laws, the Law 12846/2013, the Foreign Corrupt Practices Act of 1977 - FCPA or the UK Bribery Act 2010 - UKBA. 2. They are complying with and will continue to comply with the applicable laws mentioned in the item above. 2.1. In the event of a violation of applicable Brazilian and foreign Anti-Corruption Laws, criminal and antitrust laws and related laws, they shall take the necessary measures to stop such violations, remedy their consequences and improve their anti-corruption programs. 3. They will faithfully and fully comply with the following provisions: 3.1 - KPMG Auditores Independentes S.A. will immediately report to PETROBRAS, in writing and upon proof of receipt, of the initiation and progress of any administrative or judicial investigation or proceeding to investigate the illegal acts described in item 1, liability which may be of the proposer or the members of the KPMG Auditores Independentes S.A. Group regarding this procurement process. 3.2 - KPMG Auditores Independentes S.A. represents that it has informed its managers, agents, representatives, employees and third parties acting in their interest or benefit, as well as those of the members of the KPMG Auditores Independentes S.A. Group. [signatures] 43

Prior Compliance Statement of its commitment to the provisions of this statement, and has taken steps to commit themselves not to undertake actions or omissions that may result in violations of the commitments set forth and statements contained herein or in liability to PETROBRAS. 3.3 - KPMG Auditores Independentes SA shall be liable for acts performed in breach of this statement, in its own name and in the name of the members of the KPMG Auditores Independentes S.A. Group. 4. This statement is governed by Brazilian laws, and the venue of the Capital of the State of Rio de Janeiro is hereby chosen for the resolution of disputes. This statement is signed by a duly authorized legal representative to bind KPMG Auditores Independentes S.A. pursuant to its articles of incorporation. Best regards, [signature] KPMG AUDITORES INDEPENDENTES Marcelo Gavioli Partner [signature] KPMG AUDITORES INDEPENDENTES Anderson Cesar Vianna Dutra Partner 44Prior Compliance Statement of its commitment to the provisions of this statement, and has taken steps to commit themselves not to undertake actions or omissions that may result in violations of the commitments set forth and statements contained herein or in liability to PETROBRAS. 3.3 - KPMG Auditores Independentes SA shall be liable for acts performed in breach of this statement, in its own name and in the name of the members of the KPMG Auditores Independentes S.A. Group. 4. This statement is governed by Brazilian laws, and the venue of the Capital of the State of Rio de Janeiro is hereby chosen for the resolution of disputes. This statement is signed by a duly authorized legal representative to bind KPMG Auditores Independentes S.A. pursuant to its articles of incorporation. Best regards, [signature] KPMG AUDITORES INDEPENDENTES Marcelo Gavioli Partner [signature] KPMG AUDITORES INDEPENDENTES Anderson Cesar Vianna Dutra Partner 44

ANNEX IV Fiscal council meeting extract and opinion about the incorporation of Logigás 45ANNEX IV Fiscal council meeting extract and opinion about the incorporation of Logigás 45

PETRÓLEO BRASILEIRO S.A. - PETROBRAS PUBLIC COMPANY CNPJ/MF n° 33.000.167/0001-01 NIRE n° 33300032061 th MINUTES OF the 790 SUPERVISORY BOARD MEETING HELD ON AUGUST 28, 2019 At 09:30 AM on August 28, 2019, the Supervisory Board of Petróleo Brasileiro S.A. - PETROBRAS met, with the attendance at the PETROBRAS videoconferencing room in the Brasilia office, located at SAUN block 01 block D of Petrobras Building, 1st floor, Primary Counselors Eduardo Cesar Pasa, Marcelo Gasparino da Silva, Marisete Fatima Dadald Pereira and José Franco Medeiros de Morais, with the justified absence of counselor Daniel Alves Ferreira, and the attendance of Antonio Roberto, Technical Advisor to this Collegiate, at the Headquarters Building - EDISE, located at Avenida República do Chile 65, 22nd floor - room 2202 B, who took the secretariat of the meeting, with the following Agenda: I - Opinion of the Supervisory Board on the Proposal for the Incorporation of PETROBRAS LOGISTICA GAS S.A. - LOGIGÁS INTO PETRÓLEO BRASILEIRO S.A. - PETROBRAS. Starting the works, it should be noted that the Supervisory Board Members Eduardo Cesar Pasa, Marcelo Gasparino da Silva, Marisete Fatima Dadald Pereira and Jose Franco Medeiros de Morais, in response to the Email invitation from SEGEPE/SCA, of 08.01.2019, attended in the videoconferencing rooms of PETROBRAS, located in the offices of Brasília and the Senado Building - EDISEN, located, respectively, at SAUN block 01 block D of Petrobras Building, 1st floor and Avenida Henrique Valadares 28, Tower A, 18th floor, Downtown - Rio de Janeiro, of the PETROBRAS Board of Directors' Meeting held on 08.28.2019, at 9:00 AM, in which the Board of Directors reviewed the aforementioned incorporation proposal, which will be submitted to the resolution of the Extraordinary Shareholders' Meeting of PETROBRAS. Following the session, several documents were reviewed, timely sent by the Company, the main ones of which are listed below: 1st) EXECUTIVE SUMMARY BOARD OF DIRECTORS originated by the Executive Officer of DOWNSTREAM AND NATURAL GAS; 2nd) APPRAISAL REPORT OF ACCOUNTING SHAREHOLDERS’ EQUITY DETERMINED THROUGH THE LEDGER BOOKS OF PETROBRAS LOGISTICA DE GÁS S.A. - LOGIGÁS, base date December 31, 2018, issued by the Technical Lead of KPMG Auditores Independentes - Marcelo Luiz Ferreira - CRC RJ 087095/O- 7, on 07.01.2019; 3rd) PROTOCOL AND JUSTIFICATION OF THE INCORPORATION OF PETROBRAS LOGÍSTICA DE GAS S.A. BY PETRÓLEO BRASILEIRO S.A. - PETROBRAS. The Supervisory Board of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory duties, at a meeting held on this date, reviewed the decisions of the Company's Board of Directors (taken at the BD Meeting held on August 28, 2019) to submit to the Extraordinary Shareholders' Meeting - AGE - the Incorporation of PETROBRAS LOGÍSTICA DE GÁS S.A - LOGIGÁS by PETROBRAS. Based on the content of the documents sent to this Board, and also on the Appraisal Report issued on 07.01.2019 by KPMG Auditores Independentes, considering the items contained in the Balance Sheet of PETROBRAS LOGISTICA DE GÁS S.A. - LOGIGÁS, on the base date of 12.31.2018, and the Protocol of Incorporation, pursuant to the provisions of articles 224, 225 and 227 of Law 6404/76, and in compliance with the Instruction of the Brazilian Securities and Exchange Commission (CVM) no. 565, of 15 June 2015, the Supervisory Board understands that the formalities applicable to the case were met, and the documentation is in good order to be submitted for discussion and voting at the Extraordinary Shareholders' Meeting of PETROBRAS. We emphasize, however, the need for a prior opinion of the Secretariat of Coordination and Governance of State-Owned Companies - SEST, pursuant to art. 41, item VI, line b” 46PETRÓLEO BRASILEIRO S.A. - PETROBRAS PUBLIC COMPANY CNPJ/MF n° 33.000.167/0001-01 NIRE n° 33300032061 th MINUTES OF the 790 SUPERVISORY BOARD MEETING HELD ON AUGUST 28, 2019 At 09:30 AM on August 28, 2019, the Supervisory Board of Petróleo Brasileiro S.A. - PETROBRAS met, with the attendance at the PETROBRAS videoconferencing room in the Brasilia office, located at SAUN block 01 block D of Petrobras Building, 1st floor, Primary Counselors Eduardo Cesar Pasa, Marcelo Gasparino da Silva, Marisete Fatima Dadald Pereira and José Franco Medeiros de Morais, with the justified absence of counselor Daniel Alves Ferreira, and the attendance of Antonio Roberto, Technical Advisor to this Collegiate, at the Headquarters Building - EDISE, located at Avenida República do Chile 65, 22nd floor - room 2202 B, who took the secretariat of the meeting, with the following Agenda: I - Opinion of the Supervisory Board on the Proposal for the Incorporation of PETROBRAS LOGISTICA GAS S.A. - LOGIGÁS INTO PETRÓLEO BRASILEIRO S.A. - PETROBRAS. Starting the works, it should be noted that the Supervisory Board Members Eduardo Cesar Pasa, Marcelo Gasparino da Silva, Marisete Fatima Dadald Pereira and Jose Franco Medeiros de Morais, in response to the Email invitation from SEGEPE/SCA, of 08.01.2019, attended in the videoconferencing rooms of PETROBRAS, located in the offices of Brasília and the Senado Building - EDISEN, located, respectively, at SAUN block 01 block D of Petrobras Building, 1st floor and Avenida Henrique Valadares 28, Tower A, 18th floor, Downtown - Rio de Janeiro, of the PETROBRAS Board of Directors' Meeting held on 08.28.2019, at 9:00 AM, in which the Board of Directors reviewed the aforementioned incorporation proposal, which will be submitted to the resolution of the Extraordinary Shareholders' Meeting of PETROBRAS. Following the session, several documents were reviewed, timely sent by the Company, the main ones of which are listed below: 1st) EXECUTIVE SUMMARY BOARD OF DIRECTORS originated by the Executive Officer of DOWNSTREAM AND NATURAL GAS; 2nd) APPRAISAL REPORT OF ACCOUNTING SHAREHOLDERS’ EQUITY DETERMINED THROUGH THE LEDGER BOOKS OF PETROBRAS LOGISTICA DE GÁS S.A. - LOGIGÁS, base date December 31, 2018, issued by the Technical Lead of KPMG Auditores Independentes - Marcelo Luiz Ferreira - CRC RJ 087095/O- 7, on 07.01.2019; 3rd) PROTOCOL AND JUSTIFICATION OF THE INCORPORATION OF PETROBRAS LOGÍSTICA DE GAS S.A. BY PETRÓLEO BRASILEIRO S.A. - PETROBRAS. The Supervisory Board of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory duties, at a meeting held on this date, reviewed the decisions of the Company's Board of Directors (taken at the BD Meeting held on August 28, 2019) to submit to the Extraordinary Shareholders' Meeting - AGE - the Incorporation of PETROBRAS LOGÍSTICA DE GÁS S.A - LOGIGÁS by PETROBRAS. Based on the content of the documents sent to this Board, and also on the Appraisal Report issued on 07.01.2019 by KPMG Auditores Independentes, considering the items contained in the Balance Sheet of PETROBRAS LOGISTICA DE GÁS S.A. - LOGIGÁS, on the base date of 12.31.2018, and the Protocol of Incorporation, pursuant to the provisions of articles 224, 225 and 227 of Law 6404/76, and in compliance with the Instruction of the Brazilian Securities and Exchange Commission (CVM) no. 565, of 15 June 2015, the Supervisory Board understands that the formalities applicable to the case were met, and the documentation is in good order to be submitted for discussion and voting at the Extraordinary Shareholders' Meeting of PETROBRAS. We emphasize, however, the need for a prior opinion of the Secretariat of Coordination and Governance of State-Owned Companies - SEST, pursuant to art. 41, item VI, line b” 46 of Decree no. 9035, of 04.20.2017, for resolution on the matter at the General Shareholders’ Meeting. Rio de Janeiro, August 28, 2019. Signed: Board Members Eduardo Cesar Pasa, Marcelo Gasparino da Silva, Marisete Fatima Dadald Pereira and José Franco Medeiros de Morais. II) Proposal for Amendment of Article 5, Sole Paragraph of the Internal Regulations of the Supervisory Board; by e-mail from the Corporate Governance Area (GOVERNANCA/GOVCORP/PD), dated 08.21.2019, addressed to this Collegiate, which Management requests to adjust in the Sole Paragraph of Article 5 of the Internal Regulations of the Company's Supervisory Board, the listing segment in which the company trades at B3 for Corporate Governance Level 2, in order to meet the requirements of Official Letter no. 722/2019 - SLS, of 08.16.2019, of the B3 S.A. Office of Listing and Issuers Supervision, which deals with ongoing monitoring of the implementation of governance measures by the State-Owned Company. In view of the above, the Technical Advisor of this Collegiate submitted to the members of the Supervisory Board the amendment of the wording of Article 5-Sole Paragraph of the Internal Regulations of the Supervisory Board (RICF), which now reads as follows: “Article 5 - The members of the Supervisory Board shall be vested in their positions, and the position vested shall not be delegated by signing the instrument of office in the Supervisory Board Minutes. Sole paragraph. Upon taking office, the members of the Supervisory Board shall sign the Term of Adherence to PETROBRAS’ Disclosure of Material Act or Fact and Securities Trading Policy; and the Statement of Consent of the Supervisory Board Members, in compliance with Section V of the B3 Level 2 Listing Regulations, which will be sent to PETROBRAS’ Investor Relations Area in a timely manner.” After reading, the Supervisory Board members approved the new wording that will be effective in the Internal Regulations of the Supervisory Board as of this date. Finally, considering that no one else wished to speak, the meeting was adjourned at 10:00 AM, and these minutes were drawn up, which, after being read and approved, were signed by the Supervisory Board Members and the Technical Advisor to the Supervisory Board; a copy thereof will be forwarded to the Company's Management. [signature] Eduardo Cesar Pasa President [signature] [signature] Marcelo Gasparino da Silva Marisete Fatima Dadald Pereira Member of the Board Member of the Board [signature] José Franco Medeiros de Morais Member of the Board [signature] Antonio Roberto da Silva Technical Advisor CRC/ RJ-055019/0-5 47of Decree no. 9035, of 04.20.2017, for resolution on the matter at the General Shareholders’ Meeting. Rio de Janeiro, August 28, 2019. Signed: Board Members Eduardo Cesar Pasa, Marcelo Gasparino da Silva, Marisete Fatima Dadald Pereira and José Franco Medeiros de Morais. II) Proposal for Amendment of Article 5, Sole Paragraph of the Internal Regulations of the Supervisory Board; by e-mail from the Corporate Governance Area (GOVERNANCA/GOVCORP/PD), dated 08.21.2019, addressed to this Collegiate, which Management requests to adjust in the Sole Paragraph of Article 5 of the Internal Regulations of the Company's Supervisory Board, the listing segment in which the company trades at B3 for Corporate Governance Level 2, in order to meet the requirements of Official Letter no. 722/2019 - SLS, of 08.16.2019, of the B3 S.A. Office of Listing and Issuers Supervision, which deals with ongoing monitoring of the implementation of governance measures by the State-Owned Company. In view of the above, the Technical Advisor of this Collegiate submitted to the members of the Supervisory Board the amendment of the wording of Article 5-Sole Paragraph of the Internal Regulations of the Supervisory Board (RICF), which now reads as follows: “Article 5 - The members of the Supervisory Board shall be vested in their positions, and the position vested shall not be delegated by signing the instrument of office in the Supervisory Board Minutes. Sole paragraph. Upon taking office, the members of the Supervisory Board shall sign the Term of Adherence to PETROBRAS’ Disclosure of Material Act or Fact and Securities Trading Policy; and the Statement of Consent of the Supervisory Board Members, in compliance with Section V of the B3 Level 2 Listing Regulations, which will be sent to PETROBRAS’ Investor Relations Area in a timely manner.” After reading, the Supervisory Board members approved the new wording that will be effective in the Internal Regulations of the Supervisory Board as of this date. Finally, considering that no one else wished to speak, the meeting was adjourned at 10:00 AM, and these minutes were drawn up, which, after being read and approved, were signed by the Supervisory Board Members and the Technical Advisor to the Supervisory Board; a copy thereof will be forwarded to the Company's Management. [signature] Eduardo Cesar Pasa President [signature] [signature] Marcelo Gasparino da Silva Marisete Fatima Dadald Pereira Member of the Board Member of the Board [signature] José Franco Medeiros de Morais Member of the Board [signature] Antonio Roberto da Silva Technical Advisor CRC/ RJ-055019/0-5 47

PETRÓLEO BRASILEIRO S.A. - PETROBRAS OPINION OF THE PETROBRAS SUPERVISORY BOARD The Supervisory Board of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory duties, at a meeting held on this date, reviewed the decisions of the Company's Board of Directors (taken at the BD Meeting held on August 28, 2019) to submit to the Extraordinary Shareholders' Meeting - AGE - the Company Incorporation. Based on the content of the documents sent to this Board, and also on the Appraisal Report issued on 07.01.2019 by KPMG Auditores Independentes, considering the items contained in the Balance Sheet of PETROBRAS LOGISTICA DE GÁS S.A. - LOGIGÁS, on the base date of 12.31.2018, and the Protocol of Incorporation, pursuant to the provisions of articles 224, 225 and 227 of Law 6404/76, and in compliance with the Instruction of the Brazilian Securities and Exchange Commission (CVM) no. 565, of 15 June 2015, the Supervisory Board understands that the formalities applicable to the case were met, and the documentation is in good order to be submitted for discussion and voting at the Extraordinary Shareholders' Meeting of PETROBRAS. We emphasize, however, the need for a prior opinion of the Secretariat of Coordination and Governance of State-Owned Companies - SEST, pursuant to art. 41, item VI, line b of Decree no. 9035, of 04.20.2017, for resolution on the matter at the General Shareholders’ Meeting. Rio de Janeiro, August 28, 2019. [signature] Eduardo Cesar Pasa President [signature] [signature] Marcelo Gasparino da Silva Marisete Fatima Dadald Pereira Member of the Board Member of the Board [signature] José Franco Medeiros de Morais Member of the Board 48PETRÓLEO BRASILEIRO S.A. - PETROBRAS OPINION OF THE PETROBRAS SUPERVISORY BOARD The Supervisory Board of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory duties, at a meeting held on this date, reviewed the decisions of the Company's Board of Directors (taken at the BD Meeting held on August 28, 2019) to submit to the Extraordinary Shareholders' Meeting - AGE - the Company Incorporation. Based on the content of the documents sent to this Board, and also on the Appraisal Report issued on 07.01.2019 by KPMG Auditores Independentes, considering the items contained in the Balance Sheet of PETROBRAS LOGISTICA DE GÁS S.A. - LOGIGÁS, on the base date of 12.31.2018, and the Protocol of Incorporation, pursuant to the provisions of articles 224, 225 and 227 of Law 6404/76, and in compliance with the Instruction of the Brazilian Securities and Exchange Commission (CVM) no. 565, of 15 June 2015, the Supervisory Board understands that the formalities applicable to the case were met, and the documentation is in good order to be submitted for discussion and voting at the Extraordinary Shareholders' Meeting of PETROBRAS. We emphasize, however, the need for a prior opinion of the Secretariat of Coordination and Governance of State-Owned Companies - SEST, pursuant to art. 41, item VI, line b of Decree no. 9035, of 04.20.2017, for resolution on the matter at the General Shareholders’ Meeting. Rio de Janeiro, August 28, 2019. [signature] Eduardo Cesar Pasa President [signature] [signature] Marcelo Gasparino da Silva Marisete Fatima Dadald Pereira Member of the Board Member of the Board [signature] José Franco Medeiros de Morais Member of the Board 48

ANNEX V Forms related to the incorporation of Liquigás (in accordance with Exhibit 20A and 21 of CVM Instruction 481) 49 ANNEX V Forms related to the incorporation of Liquigás (in accordance with Exhibit 20A and 21 of CVM Instruction 481) 49

INFORMATION CONCERNING THE MERGER OF PETROBRAS LOGÍSTICA DE GÁS S/A as a MERGED COMPANY by PETRÓLEO BRASILEIRO S.A. – PETROBRAS as the INCORPORATING COMPANY (According to Exhibit 20-A of CVM Instruction No. 481, of December 17, 2009) Rio de Janeiro, August 22, 2019. 50INFORMATION CONCERNING THE MERGER OF PETROBRAS LOGÍSTICA DE GÁS S/A as a MERGED COMPANY by PETRÓLEO BRASILEIRO S.A. – PETROBRAS as the INCORPORATING COMPANY (According to Exhibit 20-A of CVM Instruction No. 481, of December 17, 2009) Rio de Janeiro, August 22, 2019. 50

1. Protocol and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6404, of December 15, 1976 (“Brazilian Corporate Law”). The Protocol and Justification of the Merger of PETROBRAS LOGISTICA GAS S/A (“MERGED COMPANY”) by PETRÓLEO BRASILEIRO S.A. - PETROBRAS (“INCORPORATING COMPANY”), hereinafter jointly referred to as “PARTIES”, or any of them individually as “PARTY”, is contained in Exhibit I - Protocol and Justification of the Merger. 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the subsisting or resulting companies, filed at the Company's headquarters or to which the Company's controller is a party. There are no agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the INCORPORATING COMPANY, filed at its headquarters or to which its controlling shareholder is a party. 3. Description of the transaction including: (a) Terms and conditions The Incorporation of PETROBRAS LOGÍSTICA DE GÁS S/A by PETRÓLEO BRASILEIRO S.A. - PETROBRAS (“Merger”) aims to rationalize costs by consolidating its activities, since the maintenance of various administrative structures leads to an increase in its operating costs, while at the same time leading to the loss of relevant synergies in conducting business of its interest. The Merger will bring advantages to both PARTIES and their shareholders, providing greater administrative efficiency, reducing operating costs and more efficient management of the assets involved. 511. Protocol and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6404, of December 15, 1976 (“Brazilian Corporate Law”). The Protocol and Justification of the Merger of PETROBRAS LOGISTICA GAS S/A (“MERGED COMPANY”) by PETRÓLEO BRASILEIRO S.A. - PETROBRAS (“INCORPORATING COMPANY”), hereinafter jointly referred to as “PARTIES”, or any of them individually as “PARTY”, is contained in Exhibit I - Protocol and Justification of the Merger. 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the subsisting or resulting companies, filed at the Company's headquarters or to which the Company's controller is a party. There are no agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the INCORPORATING COMPANY, filed at its headquarters or to which its controlling shareholder is a party. 3. Description of the transaction including: (a) Terms and conditions The Incorporation of PETROBRAS LOGÍSTICA DE GÁS S/A by PETRÓLEO BRASILEIRO S.A. - PETROBRAS (“Merger”) aims to rationalize costs by consolidating its activities, since the maintenance of various administrative structures leads to an increase in its operating costs, while at the same time leading to the loss of relevant synergies in conducting business of its interest. The Merger will bring advantages to both PARTIES and their shareholders, providing greater administrative efficiency, reducing operating costs and more efficient management of the assets involved. 51

The valuation of the MERGED COMPANY's net worth for the purposes of the respective accounting entries in the INCORPORATING COMPANY, was carried out at book value, based on the elements contained in the Balance Sheet, by the specialized company KPMG AUDITORES INDEPENDENTES. (“Appraisal Company”), on the base date of 12/31/2018 (“Base Date”), as determined in the Appraisal Report contained in Exhibit II - Appraisal Report. According to the Appraisal Report prepared by the Appraisal Company, the positive book value of shareholders' equity of the MERGED COMPANY on the Base Date of 12/31/2018 corresponds to R$ 721,918,835.22 (seven hundred twenty one million, nine hundred and eighteen thousand, eight hundred and thirty- five reais and twenty-two cents). Considering that the INCORPORATING COMPANY holds one hundred percent (100%) of the shares representing the shareholders' equity of the MERGED COMPANY, the Merger will not imply any change in the INCORPORATING COMPANY's shareholders' equity, as its financial statements already consolidate the accounting records of the MERGED COMPANY. Replacement of the INCORPORATING COMPANY's investments in the MERGED COMPANY by the assets and liabilities in the MERGED COMPANY's Balance Sheet will not imply any change in the INCORPORATING COMPANY's equity or shareholders' equity, the issuance of new shares or any modification to voting rights, dividends. or any other political or equity rights assigned upon the current shareholders of the INCORPORATING COMPANY. The balances of the MERGED COMPANY's creditor and debtor accounts will be transferred to the INCORPORATING COMPANY's books, with the necessary adjustments. The assets, rights and obligations of the MERGED COMPANY, which make up the shareholders' equity to be transferred to the INCORPORATING COMPANY, are those detailed in the appraisal report, at book value. 52The valuation of the MERGED COMPANY's net worth for the purposes of the respective accounting entries in the INCORPORATING COMPANY, was carried out at book value, based on the elements contained in the Balance Sheet, by the specialized company KPMG AUDITORES INDEPENDENTES. (“Appraisal Company”), on the base date of 12/31/2018 (“Base Date”), as determined in the Appraisal Report contained in Exhibit II - Appraisal Report. According to the Appraisal Report prepared by the Appraisal Company, the positive book value of shareholders' equity of the MERGED COMPANY on the Base Date of 12/31/2018 corresponds to R$ 721,918,835.22 (seven hundred twenty one million, nine hundred and eighteen thousand, eight hundred and thirty- five reais and twenty-two cents). Considering that the INCORPORATING COMPANY holds one hundred percent (100%) of the shares representing the shareholders' equity of the MERGED COMPANY, the Merger will not imply any change in the INCORPORATING COMPANY's shareholders' equity, as its financial statements already consolidate the accounting records of the MERGED COMPANY. Replacement of the INCORPORATING COMPANY's investments in the MERGED COMPANY by the assets and liabilities in the MERGED COMPANY's Balance Sheet will not imply any change in the INCORPORATING COMPANY's equity or shareholders' equity, the issuance of new shares or any modification to voting rights, dividends. or any other political or equity rights assigned upon the current shareholders of the INCORPORATING COMPANY. The balances of the MERGED COMPANY's creditor and debtor accounts will be transferred to the INCORPORATING COMPANY's books, with the necessary adjustments. The assets, rights and obligations of the MERGED COMPANY, which make up the shareholders' equity to be transferred to the INCORPORATING COMPANY, are those detailed in the appraisal report, at book value. 52

Approval of the Merger will entail the full extinction of the MERGED COMPANY, for all legal purposes and effects, so that the INCORPORATING COMPANY will succeed the MERGED COMPANY universally in all its rights and obligations, pursuant to Article 227 of Law No. 6404/76. (b) Obligations to indemnify: (i) the managers of any of the companies involved; and (ii) if the operation does not materialize There are no obligations to indemnify as a result of the Merger. (c) Comparative table of the rights, advantages and restrictions of the quotas and shares of the involved or resulting companies, before and after the operation. There will be no changes in the rights, advantages and restrictions of the INCORPORATING COMPANY's shares as a result of the Merger. (d) Possible approval by corporate bond holders or other creditors There is no need for approval of the Merger by creditors of the PARTIES. (e) Assets and liabilities that will make up each portion of the equity, in case of spin-off Not applicable. (f) Intention of the resulting companies to obtain securities issuer registration Not applicable. 4. Plans for conducting the company business, notably as regards specific corporate events intended to be carried out. 53Approval of the Merger will entail the full extinction of the MERGED COMPANY, for all legal purposes and effects, so that the INCORPORATING COMPANY will succeed the MERGED COMPANY universally in all its rights and obligations, pursuant to Article 227 of Law No. 6404/76. (b) Obligations to indemnify: (i) the managers of any of the companies involved; and (ii) if the operation does not materialize There are no obligations to indemnify as a result of the Merger. (c) Comparative table of the rights, advantages and restrictions of the quotas and shares of the involved or resulting companies, before and after the operation. There will be no changes in the rights, advantages and restrictions of the INCORPORATING COMPANY's shares as a result of the Merger. (d) Possible approval by corporate bond holders or other creditors There is no need for approval of the Merger by creditors of the PARTIES. (e) Assets and liabilities that will make up each portion of the equity, in case of spin-off Not applicable. (f) Intention of the resulting companies to obtain securities issuer registration Not applicable. 4. Plans for conducting the company business, notably as regards specific corporate events intended to be carried out. 53

There are no specific corporate events intended to be held after the Merger. 5. Analysis of the following aspects of the operation: (a) Description of key expected benefits, including: (i) synergies, (ii) tax benefits, and (iii) strategic advantages. The Merger will bring considerable administrative, economic and financial benefits to the PARTIES and their shareholders, as: (i) The operational integration of the PARTIES will make it possible to make better use of existing synergies and to rationalize costs through the consolidation of their activities, thus benefiting the social interests of the PARTIES altogether; (ii) The pooling of PARTIES’ corporate resources and assets will enable better management of operations, assets and cash flows, resulting in the optimization of the use of operating and financial resources and, consequently, greater benefits for the business activities performed by the PARTIES; and (iii) will result in the rationalization and simplification of the corporate structure, and, consequently, in the consolidation and reduction of operating costs and expenses. (b) Costs The PARTIES estimate that the total costs and expenses for carrying out and execution of the Merger, including the costs for carrying out and publication of the corporate acts, and the expenses with the appraisers' fees and other professionals hired, shall not exceed the amount of R$ 800,000.00. 54There are no specific corporate events intended to be held after the Merger. 5. Analysis of the following aspects of the operation: (a) Description of key expected benefits, including: (i) synergies, (ii) tax benefits, and (iii) strategic advantages. The Merger will bring considerable administrative, economic and financial benefits to the PARTIES and their shareholders, as: (i) The operational integration of the PARTIES will make it possible to make better use of existing synergies and to rationalize costs through the consolidation of their activities, thus benefiting the social interests of the PARTIES altogether; (ii) The pooling of PARTIES’ corporate resources and assets will enable better management of operations, assets and cash flows, resulting in the optimization of the use of operating and financial resources and, consequently, greater benefits for the business activities performed by the PARTIES; and (iii) will result in the rationalization and simplification of the corporate structure, and, consequently, in the consolidation and reduction of operating costs and expenses. (b) Costs The PARTIES estimate that the total costs and expenses for carrying out and execution of the Merger, including the costs for carrying out and publication of the corporate acts, and the expenses with the appraisers' fees and other professionals hired, shall not exceed the amount of R$ 800,000.00. 54

(c) Risk Factors Management understands that there are no risks that deserve comment or highlight. Further details on the Company's risk factors are detailed in item 11 A. (d) In the case of a related party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were dismissed. There are no possible alternatives as the purpose of the PARTIES is to simplify the corporate structure of the PETROBRAS System and to terminate the MERGED COMPANY, which could only be obtained through the merger operation. (e) Replacement ratio The Merger will be executed without replacement ratio of the shares issued by the MERGED COMPANY, given that: (i) the INCORPORATING COMPANY owns all the shares representing the shareholders' equity of the MERGED COMPANY, and there are no non-controlling shareholders to migrate to the INCORPORATING COMPANY; (ii) all shares issued by the MERGED COMPANY and owned by the INCORPORATING COMPANY shall be terminated upon the Merger; (iii) the Merger will not result in a capital increase in the INCORPORATING COMPANY; and (iv) the Merger will not imply issuance of new shares by the INCORPORATING COMPANY. (f) In operations involving parent companies, subsidiaries or companies under common control: (i) replacement ratio of shares calculated pursuant to article 264 of Law 6404 of 1976; (ii) a detailed description of the replacement relationship negotiation process and other terms and conditions of the transaction; (iii) if the transaction has been preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of controlling block interest: comparative analysis of the replacement ratio and the price paid in the acquisition of control, and reasons justifying any 55(c) Risk Factors Management understands that there are no risks that deserve comment or highlight. Further details on the Company's risk factors are detailed in item 11 A. (d) In the case of a related party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were dismissed. There are no possible alternatives as the purpose of the PARTIES is to simplify the corporate structure of the PETROBRAS System and to terminate the MERGED COMPANY, which could only be obtained through the merger operation. (e) Replacement ratio The Merger will be executed without replacement ratio of the shares issued by the MERGED COMPANY, given that: (i) the INCORPORATING COMPANY owns all the shares representing the shareholders' equity of the MERGED COMPANY, and there are no non-controlling shareholders to migrate to the INCORPORATING COMPANY; (ii) all shares issued by the MERGED COMPANY and owned by the INCORPORATING COMPANY shall be terminated upon the Merger; (iii) the Merger will not result in a capital increase in the INCORPORATING COMPANY; and (iv) the Merger will not imply issuance of new shares by the INCORPORATING COMPANY. (f) In operations involving parent companies, subsidiaries or companies under common control: (i) replacement ratio of shares calculated pursuant to article 264 of Law 6404 of 1976; (ii) a detailed description of the replacement relationship negotiation process and other terms and conditions of the transaction; (iii) if the transaction has been preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of controlling block interest: comparative analysis of the replacement ratio and the price paid in the acquisition of control, and reasons justifying any 55 differences in valuation in the different operations; and (iv) justification of why the replacement relationship is commutative, describing the procedures and criteria adopted to guarantee the commutability of the operation or, if the replacement relationship is not commutative, the payment details or equivalent measures adopted to ensure appropriate compensation. The Merger will be carried out without replacement ratio of the shares issued by the MERGED COMPANY, as the entire shareholders' equity of the MERGED COMPANY is held by the INCORPORATING COMPANY. 6. Copy of the minutes of all meetings of the board of directors, supervisory board and special committees at which the transaction was discussed, including any dissenting votes The minutes of the meetings of the Board of Directors, Supervisory Board and the Financial Committee, in which the Merger was discussed, are in Exhibits IV, VI and VII - Minutes of the Meetings. 7. Copy of studies, presentations, reports, assessments, opinions or appraisal reports of the companies involved in the operation made available to the controlling shareholder at any stage of the operation. The Appraisal Report prepared by KPMG AUDITORES INDEPENDENTES is available at Exhibit II - Appraisal Report. 7.1. Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the operation 56differences in valuation in the different operations; and (iv) justification of why the replacement relationship is commutative, describing the procedures and criteria adopted to guarantee the commutability of the operation or, if the replacement relationship is not commutative, the payment details or equivalent measures adopted to ensure appropriate compensation. The Merger will be carried out without replacement ratio of the shares issued by the MERGED COMPANY, as the entire shareholders' equity of the MERGED COMPANY is held by the INCORPORATING COMPANY. 6. Copy of the minutes of all meetings of the board of directors, supervisory board and special committees at which the transaction was discussed, including any dissenting votes The minutes of the meetings of the Board of Directors, Supervisory Board and the Financial Committee, in which the Merger was discussed, are in Exhibits IV, VI and VII - Minutes of the Meetings. 7. Copy of studies, presentations, reports, assessments, opinions or appraisal reports of the companies involved in the operation made available to the controlling shareholder at any stage of the operation. The Appraisal Report prepared by KPMG AUDITORES INDEPENDENTES is available at Exhibit II - Appraisal Report. 7.1. Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the operation 56

The Appraising Company stated in the appraisal report that: (i) there is no current or potential conflict or common interest with the Companies or regarding the Merger; and (ii) the controlling shareholders and managers of the companies involved did not direct, limit, hinder or perform any acts or omissions that have or may have compromised the access, use or knowledge of relevant information, assets, documents or work methodologies deemed relevant for the quality of the conclusions contained in the Report. (iii) for the valuation service, the net fixed compensation, in local currency, in the amount of twenty four thousand, two hundred thirty eight reais and eighty six cents (R$ 24,238.86). 8. Draft of bylaws or statutory amendments of the companies resulting from the transaction As the Merger will be carried out without cancellation or issuance of new shares by the INCORPORATING COMPANY, without changing its shareholders' equity, there will be no change in the INCORPORATING COMPANY's bylaws. 9. Financial statements used for the purposes of the transaction pursuant to the specific standard The financial statements of the MERGED COMPANY for the period ended 12/31/2018 and the INCORPORATING COMPANY for the period ended 12/31/2018 are available in Exhibit IV - Financial Statements. The obligation to disclose financial statements audited by an independent auditor registered with the CVM, with a base date not earlier than one hundred and eighty (180) days from the date of the meeting that resolves on the transaction, does not apply to the transaction under analysis, pursuant to article 10, caput, CVM Instruction 565, of June 15, 2015. 10. Pro forma financial statements prepared for the purposes of the transaction, pursuant to the specific 57The Appraising Company stated in the appraisal report that: (i) there is no current or potential conflict or common interest with the Companies or regarding the Merger; and (ii) the controlling shareholders and managers of the companies involved did not direct, limit, hinder or perform any acts or omissions that have or may have compromised the access, use or knowledge of relevant information, assets, documents or work methodologies deemed relevant for the quality of the conclusions contained in the Report. (iii) for the valuation service, the net fixed compensation, in local currency, in the amount of twenty four thousand, two hundred thirty eight reais and eighty six cents (R$ 24,238.86). 8. Draft of bylaws or statutory amendments of the companies resulting from the transaction As the Merger will be carried out without cancellation or issuance of new shares by the INCORPORATING COMPANY, without changing its shareholders' equity, there will be no change in the INCORPORATING COMPANY's bylaws. 9. Financial statements used for the purposes of the transaction pursuant to the specific standard The financial statements of the MERGED COMPANY for the period ended 12/31/2018 and the INCORPORATING COMPANY for the period ended 12/31/2018 are available in Exhibit IV - Financial Statements. The obligation to disclose financial statements audited by an independent auditor registered with the CVM, with a base date not earlier than one hundred and eighty (180) days from the date of the meeting that resolves on the transaction, does not apply to the transaction under analysis, pursuant to article 10, caput, CVM Instruction 565, of June 15, 2015. 10. Pro forma financial statements prepared for the purposes of the transaction, pursuant to the specific 57

There is no need to prepare the pro forma financial statements, pursuant to article 7 of CVM Instruction 565 of June 15, 2015, since the effects of the Merger comply with the provisions of article 10, caput, of said Instruction. 11. Document containing information about directly involved companies other than publicly held companies (in this case, the MERGED COMPANY), including: (a) Risk factors, pursuant to items 4.1 and 4.2 of the reference form Related party transactions may not be properly identified and dealt with. LOGIGÁS acts as a holding company and does not have records of related party activities. The Company's purpose is to hold interest as a partner of other companies and may form companies in any legal form as well as the production, trade, import, export, storage and transport of natural gas and other fluid hydrocarbons, in addition to any other activities related to such purpose. (b) Description of the main changes in risk factors that occurred in the prior year and expectations regarding the reduction or increase in risk exposure as a result of the transaction, pursuant to item 5.4 of the reference form. In relation to the previous year, Management understands that there were no significant changes in the exposure to risks (c) Description of its activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form 58There is no need to prepare the pro forma financial statements, pursuant to article 7 of CVM Instruction 565 of June 15, 2015, since the effects of the Merger comply with the provisions of article 10, caput, of said Instruction. 11. Document containing information about directly involved companies other than publicly held companies (in this case, the MERGED COMPANY), including: (a) Risk factors, pursuant to items 4.1 and 4.2 of the reference form Related party transactions may not be properly identified and dealt with. LOGIGÁS acts as a holding company and does not have records of related party activities. The Company's purpose is to hold interest as a partner of other companies and may form companies in any legal form as well as the production, trade, import, export, storage and transport of natural gas and other fluid hydrocarbons, in addition to any other activities related to such purpose. (b) Description of the main changes in risk factors that occurred in the prior year and expectations regarding the reduction or increase in risk exposure as a result of the transaction, pursuant to item 5.4 of the reference form. In relation to the previous year, Management understands that there were no significant changes in the exposure to risks (c) Description of its activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form 58

The Company's purpose is to hold interest as a partner of other companies and may form companies in any legal form as well as the production, trade, import, export, storage and transport of natural gas and other fluid hydrocarbons, in addition to any other activities related to such purpose. (d) Description of the economic group, pursuant to item 15 of the reference form The MERGED COMPANY is controlled by INCORPORATING COMPANY, Petróleo Brasileiro S.A. – PETROBRAS, Brazilian, enrolled with the CNPJ/MF no. 33.000.167/0001-01. The fully subscribed and paid-up shareholders’ equity of the MERGED COMPANY is four hundred and thirty four million, eight hundred and sixty nine thousand and twenty five reais and ninety eight cents (R$ 434,869,025.98), divided into two hundred eighty six thousand three hundred and seventy two (286,372) shares, without nominal value, all owned by the INCORPORATING COMPANY, as follows: PETROBRAS LOGÍSTICA DE GÁS S/A. Shares Shareholder Citizenship TAX ID No. % PETROBRAS Brazilian 33,000,167/ 286,372 100% 0.001-01 Total ---- ---- 100% 286,372 There is no shareholder agreement filed at the headquarters of the MERGED COMPANY or of which the controlling shareholder is a party. The INCORPORATING COMPANY is directly controlled by the Federal Government, enrolled with the CNPJ/MF No. 00.394.460/0409-50, holding three billion, seven hundred and forty million, four hundred and seventy thousand, eight hundred and eleven (3,740,470,811) common shares, book-entry, and without nominal value. 59The Company's purpose is to hold interest as a partner of other companies and may form companies in any legal form as well as the production, trade, import, export, storage and transport of natural gas and other fluid hydrocarbons, in addition to any other activities related to such purpose. (d) Description of the economic group, pursuant to item 15 of the reference form The MERGED COMPANY is controlled by INCORPORATING COMPANY, Petróleo Brasileiro S.A. – PETROBRAS, Brazilian, enrolled with the CNPJ/MF no. 33.000.167/0001-01. The fully subscribed and paid-up shareholders’ equity of the MERGED COMPANY is four hundred and thirty four million, eight hundred and sixty nine thousand and twenty five reais and ninety eight cents (R$ 434,869,025.98), divided into two hundred eighty six thousand three hundred and seventy two (286,372) shares, without nominal value, all owned by the INCORPORATING COMPANY, as follows: PETROBRAS LOGÍSTICA DE GÁS S/A. Shares Shareholder Citizenship TAX ID No. % PETROBRAS Brazilian 33,000,167/ 286,372 100% 0.001-01 Total ---- ---- 100% 286,372 There is no shareholder agreement filed at the headquarters of the MERGED COMPANY or of which the controlling shareholder is a party. The INCORPORATING COMPANY is directly controlled by the Federal Government, enrolled with the CNPJ/MF No. 00.394.460/0409-50, holding three billion, seven hundred and forty million, four hundred and seventy thousand, eight hundred and eleven (3,740,470,811) common shares, book-entry, and without nominal value. 59

PETROBRAS

The fully subscribed and paid-in shareholders' equity of the INCORPORATING COMPANY is two hundred and five billion, four hundred and thirty one million, nine hundred and sixty thousand, four hundred and ninety reais and fifty-two cents (R$ 205,431,960,490.52), divided into thirteen billion, forty-four million, four hundred and ninety-six thousand and nine hundred and thirty (13,044,496,930) shares, without nominal value, of which seven billion, four hundred and forty-two million, four hundred and fifty-four thousand and one hundred and forty-two (7,442,454,142) common shares and five billion, six hundred and two million, forty-two thousand, seven hundred and eighty-eight (5,602,042,788) preferred shares, distributed among the shareholders of the INCORPORATING COMPANY as follows, considering the breakdown of the shareholder's equity on 06/30/2019:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS						
Shareholder Citizenship TAX ID	Common Shares		Preferred Shares		Total Shares	
	No.	%	No.	%	No.	%
Unity Federation Brazilian 00.394.460/0409-50	3,740,470,811	50.26%	0	0%	3,740,470,811	28.67%
BNDES Participações – BNDESPAR Brazilian 00.383.281/0001-09	11,700,392	0.16%	905,692,996	16.17%	917,393,388	7.03%
BNDES Brazilian 33.657.248/0001-89	734,202,699	9.87%	161,596,958	2.88%	895,799,657	6.87%
Fundo de Participação Social - FPS Brazilian	6,000,000	0.08%	0	0%	6,000,000	0.05%
Caixa Econômica Federal Brazilian 00.360.305/0001-04	0	0%	14,453,300	0.26%	14,453,300	0.11%
Others	2,949,857,480	39.64%	4,520,226,625	80.69%	7,470,084,105	57.27%

60

Shares in Treasury	222,760	0.00%	72,909	0.00%	295,669	0.00%
Total	7,442,454,142	100%	5,602,042,788	100%	13,044,496,930	100%

There has been no change in the controlling shareholder since the incorporation of the MERGED COMPANY.

The MERGED COMPANY has no shareholders other than the INCORPORATING COMPANY.

PETROBRAS LOGÍSTICA DE GAS (LOGIGAS)	
NUMBER OF INDIVIDUAL SHAREHOLDERS	0
NUMBER OF CORPORATE SHAREHOLDERS	1
NUMBER OF INSTITUTIONAL INVESTORS	NOT APPLICABLE
NUMBER OF OUTSTANDING SHARES	NOT APPLICABLE


FEDERAL GOVERNMENT
C
PETRÓLEO BRASILEIRO S.A. - PETROBRAS *
PETROBRAS LOGÍSTICA DE GÁS S/A

INDIRECT CONTROLLER

50.26%*

DIRECT CONTROLLER

100%

MERGED COMPANY

61

(e) Description of the shareholders’ equity, pursuant to item 17.1 of the reference form PETROBRAS LOGÍSTICA DE GÁS S/A. ISSUED, SUBSCRIBED AND PAID-IN CAPITAL R$ 434,869,025.98 NUMBER OF SHARES 286,372 NUMBER OF PREFERRED SHARES NOT APPLICABLE AUTHORIZED CAPITAL NOT APPLICABLE CONVERTIBLE SECURITIES NOT APPLICABLE 12. Description of the capital structure and control after the transaction, pursuant to item 15 of the reference form. There will be no change in the capital structure and control after the operation. 13. Number, class, species and type of securities of each company involved in the operation held by any other companies involved in the operation, or persons linked to such companies, as defined by the rules dealing with the public offering for the acquisition of shares. There are no other securities of companies involved in the Merger, held by other companies involved in the Merger, or by persons related to such companies, pursuant to Article 3, VI of CVM Instruction 361 of March 5, 2002, other than the shares issued by the MERGED COMPANY, held by the INCORPORATING COMPANY, as described in item 11, “d” above. 14. Exposure of any of the companies involved in the operation, or persons related to them, as defined by the rules dealing with the public offering for the acquisition of shares, in derivatives referenced in securities issued by other companies involved in the operation. There is no exposure of any company involved in the Merger or its related persons, pursuant to article 3, VI of CVM Instruction 361, of March 5, 2002, in 62(e) Description of the shareholders’ equity, pursuant to item 17.1 of the reference form PETROBRAS LOGÍSTICA DE GÁS S/A. ISSUED, SUBSCRIBED AND PAID-IN CAPITAL R$ 434,869,025.98 NUMBER OF SHARES 286,372 NUMBER OF PREFERRED SHARES NOT APPLICABLE AUTHORIZED CAPITAL NOT APPLICABLE CONVERTIBLE SECURITIES NOT APPLICABLE 12. Description of the capital structure and control after the transaction, pursuant to item 15 of the reference form. There will be no change in the capital structure and control after the operation. 13. Number, class, species and type of securities of each company involved in the operation held by any other companies involved in the operation, or persons linked to such companies, as defined by the rules dealing with the public offering for the acquisition of shares. There are no other securities of companies involved in the Merger, held by other companies involved in the Merger, or by persons related to such companies, pursuant to Article 3, VI of CVM Instruction 361 of March 5, 2002, other than the shares issued by the MERGED COMPANY, held by the INCORPORATING COMPANY, as described in item 11, “d” above. 14. Exposure of any of the companies involved in the operation, or persons related to them, as defined by the rules dealing with the public offering for the acquisition of shares, in derivatives referenced in securities issued by other companies involved in the operation. There is no exposure of any company involved in the Merger or its related persons, pursuant to article 3, VI of CVM Instruction 361, of March 5, 2002, in 62

derivatives referenced in securities issued by other companies involved in the operation. 15. Report covering all trades carried out in the last six (6) months by the following persons with securities issued by the companies involved in the operation: (a) Companies involved in the operation: (i) Private purchase transactions: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. (ii) Private sale transactions: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. (iii) Purchase transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions; and There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. 63derivatives referenced in securities issued by other companies involved in the operation. 15. Report covering all trades carried out in the last six (6) months by the following persons with securities issued by the companies involved in the operation: (a) Companies involved in the operation: (i) Private purchase transactions: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. (ii) Private sale transactions: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. (iii) Purchase transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions; and There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. 63

(iv) Sale transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. (b) Parties related to companies involved in the operation: (i) Private purchase transactions: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. No transactions to report (ii) Private sale transactions: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. No transactions to report (iii) Purchase transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. No transactions to report 64(iv) Sale transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. (b) Parties related to companies involved in the operation: (i) Private purchase transactions: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. No transactions to report (ii) Private sale transactions: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. No transactions to report (iii) Purchase transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. No transactions to report 64

(iv) Sale transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. No transactions to report 16. Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated pursuant to CVM Guidance Opinion No. 35, of 2008. Not applicable. EXHIBITS: Exhibit I - Protocol and Justification of the Merger. Exhibit II - Appraisal Report. Exhibits IV, VI and VII - Minutes of Meetings. Exhibit VIII - Financial Statements. 65(iv) Sale transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. No transactions to report 16. Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated pursuant to CVM Guidance Opinion No. 35, of 2008. Not applicable. EXHIBITS: Exhibit I - Protocol and Justification of the Merger. Exhibit II - Appraisal Report. Exhibits IV, VI and VII - Minutes of Meetings. Exhibit VIII - Financial Statements. 65

EXHIBIT 21 1. List the appraisers recommended by management KPMG AUDITORES INDEPENDENTES, hereinafter referred to as KPMG, has been appointed to verify the value of the company's accounting net worth of the company PETROBRAS LOGÍSTICA DE GÁS S/A to be incorporated into PETROBRAS. 2. Describe the capacity of the recommended appraisers KPMG is an Audit firm, registered with the Regional Accounting Council of Rio de Janeiro - CRC under the registration SP-014428 / O-6 F-RJ, and it has the capacity to issue an Appraisal Report of PETROBRAS LOGÍSTICA DE GÁS S/A pursuant to current regulations. 3. Provide copy of work proposals and compensation of recommended appraisers See Exhibit 1 - KPMG Proposal 4. Describe any material relationships that exist in the last three (3) years between the recommended appraisers and related parties, as defined by the accounting rules that address this matter. Auditors have no direct or indirect interest in the companies involved or in the transaction, and there is no other relevant circumstance that may characterize a conflict of interest. 66EXHIBIT 21 1. List the appraisers recommended by management KPMG AUDITORES INDEPENDENTES, hereinafter referred to as KPMG, has been appointed to verify the value of the company's accounting net worth of the company PETROBRAS LOGÍSTICA DE GÁS S/A to be incorporated into PETROBRAS. 2. Describe the capacity of the recommended appraisers KPMG is an Audit firm, registered with the Regional Accounting Council of Rio de Janeiro - CRC under the registration SP-014428 / O-6 F-RJ, and it has the capacity to issue an Appraisal Report of PETROBRAS LOGÍSTICA DE GÁS S/A pursuant to current regulations. 3. Provide copy of work proposals and compensation of recommended appraisers See Exhibit 1 - KPMG Proposal 4. Describe any material relationships that exist in the last three (3) years between the recommended appraisers and related parties, as defined by the accounting rules that address this matter. Auditors have no direct or indirect interest in the companies involved or in the transaction, and there is no other relevant circumstance that may characterize a conflict of interest. 66

ANNEX VI Investment Committee meeting extract about the incorporation of Logigás 67ANNEX VI Investment Committee meeting extract about the incorporation of Logigás 67

PETROBRAS

PETROBRAS

Public Company
CNPJ/MF - 33.000.167/0001-01
NIRE - 33300032061

INVESTMENT COMMITTEE STATEMENT ("COINV")

The Investment Committee, advisory body to the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, in the use of its duties, at its meeting no. 04, of 08/20/2019, on the topic **Incorporation of Petrobras Logística de Gás S.A. - Logigás,** recommended to the Petrobras Board of Directors the approval of the matter.-.-.-.-.-.-.-.-.-.-.-.-.-. .-.-.-. .-.-.-.

Rio de Janeiro, August 29, 2019.

[signature]
Marcello Cardoso Monnerat
Board of Directors Assistant

SEGEPE - Petrobras General Secretariat
Av. Henrique Valadares 28 - Tower A -19th floor
Tel. (21) 3224-2244 Fax. (21) 3224-9920
ZIP Code 20231-030 - Rio de Janeiro - RJ - Brazil

68

ANNEX VII Board of Directors meeting extract about the incorporation of Logigás 69ANNEX VII Board of Directors meeting extract about the incorporation of Logigás 69

PETROBRAS Public Company CNPJ/MF - 33.000.167/0001-01 NIRE - 33300032061 CERTIFICATE I hereby certify, for all due purposes, that the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, at a meeting held on 08-28-2019 (Meeting No. 1605), on the matter INCORPORATION OF PETROBRAS LOGISTICA DE GAS S.A. (LOGIGÁS) BY PETRÓLEO BRASILEIRO S.A. - PETROBRAS, with the attendance of the Supervisory Board and under the terms of the respective Executive Summary, unanimously, a) approved the incorporation of Logigás by Petrobras, pursuant to the draft Protocol and Justification (Exhibit 11 of the respective Executive Summary), with subsequent referral of the matter to resolution of the General Shareholders’ Meeting; b) called the Petrobras' General Shareholders' Meeting, as provided for in Law 6404/76, article 225, in view of the fact that an Extraordinary Shareholders' Meeting was held at Petrobras Gás S.A. - Gaspetro and Logigás to re-ratify Gaspetro's Protocol and Justification and Spin-Off, to resolve on (bi) the proposal for approval of the Incorporation Protocol and Justification to be signed between Logigás, as a merged company, and Petrobras, as the incorporating company; (b.ii) the ratification of the company hired to carry out the valuation of Logigás at book value; (b.iii) the approval of the Accounting Opinion Report; (b.iv) the proposed incorporation of Logigás by Petrobras with the consequent termination of the merged company; (bv) the authorization for the Petrobras Executive Board to perform all acts necessary to carry out the incorporation and regularization of the situation of the merged company and the incorporating company before the relevant authorities, whenever necessary; c) called the Supervisory Board to attend the Petrobras General Shareholders' Meeting that will resolve on the transaction; d) determined that the Business Integration and Participation Unit (INP) take the necessary measures to give effect to the resolution contained in subparagraph a above; and e) determined, as requested in the Executive Summary, that the Governance unit requests a statement from the Secretariat of Coordination and Governance of State-Owned Companies (SEST) on the transaction, pursuant to art. 41, item VI, line b of Decree 9035/2017. -- Rio de Janeiro, August 29, 2019. [signature] João Gonçalves Gabriel General Secretary of Petrobras SEGEPE - Petrobras General Secretariat Av. Henrique Valadares 28 - Tower A - 192nd floor Tel. (21) 3224-2244 ZIP Code 20231-030 - Rio de Janeiro State - RJ - Brazil 70PETROBRAS Public Company CNPJ/MF - 33.000.167/0001-01 NIRE - 33300032061 CERTIFICATE I hereby certify, for all due purposes, that the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, at a meeting held on 08-28-2019 (Meeting No. 1605), on the matter INCORPORATION OF PETROBRAS LOGISTICA DE GAS S.A. (LOGIGÁS) BY PETRÓLEO BRASILEIRO S.A. - PETROBRAS, with the attendance of the Supervisory Board and under the terms of the respective Executive Summary, unanimously, a) approved the incorporation of Logigás by Petrobras, pursuant to the draft Protocol and Justification (Exhibit 11 of the respective Executive Summary), with subsequent referral of the matter to resolution of the General Shareholders’ Meeting; b) called the Petrobras' General Shareholders' Meeting, as provided for in Law 6404/76, article 225, in view of the fact that an Extraordinary Shareholders' Meeting was held at Petrobras Gás S.A. - Gaspetro and Logigás to re-ratify Gaspetro's Protocol and Justification and Spin-Off, to resolve on (bi) the proposal for approval of the Incorporation Protocol and Justification to be signed between Logigás, as a merged company, and Petrobras, as the incorporating company; (b.ii) the ratification of the company hired to carry out the valuation of Logigás at book value; (b.iii) the approval of the Accounting Opinion Report; (b.iv) the proposed incorporation of Logigás by Petrobras with the consequent termination of the merged company; (bv) the authorization for the Petrobras Executive Board to perform all acts necessary to carry out the incorporation and regularization of the situation of the merged company and the incorporating company before the relevant authorities, whenever necessary; c) called the Supervisory Board to attend the Petrobras General Shareholders' Meeting that will resolve on the transaction; d) determined that the Business Integration and Participation Unit (INP) take the necessary measures to give effect to the resolution contained in subparagraph a above; and e) determined, as requested in the Executive Summary, that the Governance unit requests a statement from the Secretariat of Coordination and Governance of State-Owned Companies (SEST) on the transaction, pursuant to art. 41, item VI, line b of Decree 9035/2017. -- Rio de Janeiro, August 29, 2019. [signature] João Gonçalves Gabriel General Secretary of Petrobras SEGEPE - Petrobras General Secretariat Av. Henrique Valadares 28 - Tower A - 192nd floor Tel. (21) 3224-2244 ZIP Code 20231-030 - Rio de Janeiro State - RJ - Brazil 70

ANNEX VIII December 31st, 2018 Financial Statements (Petrobras Logística de Gás S.A.) 71ANNEX VIII December 31st, 2018 Financial Statements (Petrobras Logística de Gás S.A.) 71

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Individual and Consolidated Financial Statements as of December 31, 2018 KPDS 437495 72Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Individual and Consolidated Financial Statements as of December 31, 2018 KPDS 437495 72

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Table of contents Independent Auditor's Report ........................................................................................................................ 3 Balance Sheets ............................................................................................................................................... 7 Income Statement .......................................................................................................................................... 8 Comprehensive Income Statements ............................................................................................................... 9 Statement of Changes in Net Equity ............................................................................................................ 10 Statement of Cash Flows ............................................................................................................................. 11 Statement of Added Value ........................................................................................................................... 12 Explanatory notes ........................................................................................................................................ 13 1. The Company and its operations .......................................................................................................... 13 2. Basis for preparation and presentation of financial statements ........................................................... 14 3. Summary of relevant accounting practices ......................................................................................... 16 4. Relevant estimates and judgments ....................................................................................................... 23 5. New standards and interpretations ...................................................................................................... 25 6. Cash and cash equivalents ................................................................................................................... 27 7. Securities .............................................................................................................................................. 27 8. Accounts receivable ............................................................................................................................. 27 9. Investments ........................................................................................................................................... 28 10. Fixed Assets ......................................................................................................................................... 30 11. Suppliers ............................................................................................................................................... 31 12. Financing .............................................................................................................................................. 31 13. Leases ................................................................................................................................................... 33 14. Related parties ...................................................................................................................................... 33 15. Taxes .................................................................................................................................................... 35 16. Employee benefits ................................................................................................................................ 37 17. Net equity ............................................................................................................................................. 39 18. Service revenue .................................................................................................................................... 40 19. Other net expenses (income) ................................................................................................................ 41 20. Costs and Expenses by Nature ............................................................................................................. 41 21. Net financial results .............................................................................................................................. 42 22. Supplementary information to the cash flow statement ....................................................................... 42 23. Legal proceedings and contingencies .................................................................................................. 42 24. Financial instruments and risk management ....................................................................................... 44 Executive Board ........................................................................................................................................... 47 73Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Table of contents Independent Auditor's Report ........................................................................................................................ 3 Balance Sheets ............................................................................................................................................... 7 Income Statement .......................................................................................................................................... 8 Comprehensive Income Statements ............................................................................................................... 9 Statement of Changes in Net Equity ............................................................................................................ 10 Statement of Cash Flows ............................................................................................................................. 11 Statement of Added Value ........................................................................................................................... 12 Explanatory notes ........................................................................................................................................ 13 1. The Company and its operations .......................................................................................................... 13 2. Basis for preparation and presentation of financial statements ........................................................... 14 3. Summary of relevant accounting practices ......................................................................................... 16 4. Relevant estimates and judgments ....................................................................................................... 23 5. New standards and interpretations ...................................................................................................... 25 6. Cash and cash equivalents ................................................................................................................... 27 7. Securities .............................................................................................................................................. 27 8. Accounts receivable ............................................................................................................................. 27 9. Investments ........................................................................................................................................... 28 10. Fixed Assets ......................................................................................................................................... 30 11. Suppliers ............................................................................................................................................... 31 12. Financing .............................................................................................................................................. 31 13. Leases ................................................................................................................................................... 33 14. Related parties ...................................................................................................................................... 33 15. Taxes .................................................................................................................................................... 35 16. Employee benefits ................................................................................................................................ 37 17. Net equity ............................................................................................................................................. 39 18. Service revenue .................................................................................................................................... 40 19. Other net expenses (income) ................................................................................................................ 41 20. Costs and Expenses by Nature ............................................................................................................. 41 21. Net financial results .............................................................................................................................. 42 22. Supplementary information to the cash flow statement ....................................................................... 42 23. Legal proceedings and contingencies .................................................................................................. 42 24. Financial instruments and risk management ....................................................................................... 44 Executive Board ........................................................................................................................................... 47 73

KPMG Auditores Independentes Rua do Passeio, 38 - Sector 2 - 17th floor - Downtown 20021-290 - Rio de Janeiro/RJ - Brazil PO Box 2888 - ZIP Code 20001-970 - Rio de Janeiro/RJ - Brazil Phone +55 (21) 2207-9400 kpmg.com.br Independent Auditor's Report on the Individual and Consolidated Financial Statements To the Manager and Shareholders of Petrobras Logística de Gás S.A. - Logigas Rio de Janeiro - RJ Comment We have audited the individual and consolidated financial statements of Petrobras Logística de Gás S.A. - Logigas (Company), identified as parent and consolidated, respectively, comprising the balance sheet as of December 31, 2018 and the respective statements of income, comprehensive income, changes in equity and cash flows for the year ended as of this date, as well as the corresponding explanatory notes, comprising the significant accounting policies and other clarifications. In our opinion, the above mentioned individual and consolidated financial statements fairly present, in all material respects, the consolidated and individual financial position of Petrobras Logística de Gás S.A. - Logigas as of December 31, 2018, the individual and consolidated performance of their operations and their respective individual and consolidated cash flows for the year ended on this date, pursuant to accounting practices adopted in Brazil. Basis for opinion Our audit was conducted pursuant to Brazilian and international auditing standards. Our responsibilities pursuant to such standards are described in the following section entitled “Auditor's Responsibilities for Auditing the Individual and Consolidated Financial Statements”. We are independent from the Company and its subsidiary pursuant to the relevant ethical principles set forth in the Accountant's Code of Professional Ethics and professional standards issued by the Federal Accounting Council, and we comply with all other ethical responsibilities pursuant to those standards. We believe the audit evidence obtained is sufficient and appropriate to support our opinion. 74KPMG Auditores Independentes Rua do Passeio, 38 - Sector 2 - 17th floor - Downtown 20021-290 - Rio de Janeiro/RJ - Brazil PO Box 2888 - ZIP Code 20001-970 - Rio de Janeiro/RJ - Brazil Phone +55 (21) 2207-9400 kpmg.com.br Independent Auditor's Report on the Individual and Consolidated Financial Statements To the Manager and Shareholders of Petrobras Logística de Gás S.A. - Logigas Rio de Janeiro - RJ Comment We have audited the individual and consolidated financial statements of Petrobras Logística de Gás S.A. - Logigas (Company), identified as parent and consolidated, respectively, comprising the balance sheet as of December 31, 2018 and the respective statements of income, comprehensive income, changes in equity and cash flows for the year ended as of this date, as well as the corresponding explanatory notes, comprising the significant accounting policies and other clarifications. In our opinion, the above mentioned individual and consolidated financial statements fairly present, in all material respects, the consolidated and individual financial position of Petrobras Logística de Gás S.A. - Logigas as of December 31, 2018, the individual and consolidated performance of their operations and their respective individual and consolidated cash flows for the year ended on this date, pursuant to accounting practices adopted in Brazil. Basis for opinion Our audit was conducted pursuant to Brazilian and international auditing standards. Our responsibilities pursuant to such standards are described in the following section entitled “Auditor's Responsibilities for Auditing the Individual and Consolidated Financial Statements”. We are independent from the Company and its subsidiary pursuant to the relevant ethical principles set forth in the Accountant's Code of Professional Ethics and professional standards issued by the Federal Accounting Council, and we comply with all other ethical responsibilities pursuant to those standards. We believe the audit evidence obtained is sufficient and appropriate to support our opinion. 74

Emphasis - Related Party Transaction We point out that all of the service operations related to gas transportation are performed with Petróleo Brasileiro S.A. - Petrobras, as described in the explanatory notes 1 and 14 to the individual and consolidated financial statements. Therefore, the above financial statements should be read in this context. Our opinion is not reserved in relation to this matter. Other Matters - Value Added Statements The individual and consolidated value-added statements (DVA) for the year ended December 31, 2018, prepared under the responsibility of the Company's management, whose presentation is not required from privately held companies, were submitted to audit procedures performed jointly with the audit of the Company's financial statements. In construing our opinion, we have assessed whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are pursuant to the criteria defined in Technical Pronouncement CPC 09 - Value Added Statement. In our opinion, these value-added statements have been fairly prepared, in all material respects, pursuant to the criteria set forth in this Technical Pronouncement and are consistent with the individual and consolidated financial statements taken as a whole. Other information accompanying the individual and consolidated financial statements and the auditor's report The Company's Management is responsible for such other information as the Management Report. Our opinion on the parent company and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion on this report. In connection with the audit of the individual and consolidated financial statements, it is our responsibility to read the Management Report and, in so doing, to consider whether that report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially distorted. If, based on the work performed, we conclude that there is a material misstatement in the Management Report, we are required to report this fact. We have nothing in this regard. Management and governance responsibilities for the individual and consolidated financial statements. Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements pursuant to accounting practices adopted in Brazil and the internal controls that it has determined necessary to enable the preparation of financial statements free of material misstatement, whether due to fraud or error. In preparing the parent company and consolidated financial statements, management is responsible for assessing the Company's ability to continue operating, disclosing, when applicable, matters related to its business continuity and the use of this accounting basis in the preparation of the financial statements, unless management intends to liquidate the Company and its subsidiaries or cease its operations, or has no realistic alternative to avoid the closure of operations. Those responsible for the governance of the Company and its subsidiaries are those responsible for overseeing the process of preparing the financial statements. Auditor's Responsibilities for Auditing the Individual and Consolidated Financial Statements 75Emphasis - Related Party Transaction We point out that all of the service operations related to gas transportation are performed with Petróleo Brasileiro S.A. - Petrobras, as described in the explanatory notes 1 and 14 to the individual and consolidated financial statements. Therefore, the above financial statements should be read in this context. Our opinion is not reserved in relation to this matter. Other Matters - Value Added Statements The individual and consolidated value-added statements (DVA) for the year ended December 31, 2018, prepared under the responsibility of the Company's management, whose presentation is not required from privately held companies, were submitted to audit procedures performed jointly with the audit of the Company's financial statements. In construing our opinion, we have assessed whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are pursuant to the criteria defined in Technical Pronouncement CPC 09 - Value Added Statement. In our opinion, these value-added statements have been fairly prepared, in all material respects, pursuant to the criteria set forth in this Technical Pronouncement and are consistent with the individual and consolidated financial statements taken as a whole. Other information accompanying the individual and consolidated financial statements and the auditor's report The Company's Management is responsible for such other information as the Management Report. Our opinion on the parent company and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion on this report. In connection with the audit of the individual and consolidated financial statements, it is our responsibility to read the Management Report and, in so doing, to consider whether that report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially distorted. If, based on the work performed, we conclude that there is a material misstatement in the Management Report, we are required to report this fact. We have nothing in this regard. Management and governance responsibilities for the individual and consolidated financial statements. Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements pursuant to accounting practices adopted in Brazil and the internal controls that it has determined necessary to enable the preparation of financial statements free of material misstatement, whether due to fraud or error. In preparing the parent company and consolidated financial statements, management is responsible for assessing the Company's ability to continue operating, disclosing, when applicable, matters related to its business continuity and the use of this accounting basis in the preparation of the financial statements, unless management intends to liquidate the Company and its subsidiaries or cease its operations, or has no realistic alternative to avoid the closure of operations. Those responsible for the governance of the Company and its subsidiaries are those responsible for overseeing the process of preparing the financial statements. Auditor's Responsibilities for Auditing the Individual and Consolidated Financial Statements 75

Our purpose is to obtain reasonable assurance that the individual and consolidated financial statements taken as a whole are free from material misstatement, whether caused by fraud or error, and to issue an audit report containing our opinion. Reasonable assurance is a high level of assurance, but not a guarantee that auditing pursuant to Brazilian and international auditing standards will always detect any existing material misstatements. The misstatements may be due to fraud or error and are considered material when, individually or jointly, may influence, within a reasonable perspective, users' economic decisions based on these financial statements. As part of the audit performed pursuant to Brazilian and international auditing standards, we perform a professional judgment and maintain professional skepticism throughout the audit. Besides that: – We identify and evaluate the risks of material misstatement in the individual and consolidated financial statements, whether caused by fraud or error, we plan and perform audit procedures in response to such risks, and obtain appropriate and sufficient audit evidence to support our opinion. The risk of not detecting material misstatement due to fraud is greater than that arising from error, as fraud may involve circumventing internal controls, collusion, falsification, omission or intentional misrepresentation. – We have obtained an understanding of the internal controls relevant to the audit in order to plan audit procedures appropriate to the circumstances, but not in order to express an opinion on the effectiveness of the Company's and its subsidiaries' internal controls. – We assessed the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. – We have concluded that management's use of the continuous operation accounting basis is appropriate and, based on the audit evidence obtained, whether there is material uncertainty about events or conditions that may raise significant doubt about the business continuity of the Company and its subsidiaries. If we conclude that there is material uncertainty, we should draw attention in our audit report to the related disclosures in the individual and consolidated financial statements or include a change in our opinion if the disclosures are inappropriate. Our findings are based on audit evidence obtained until the date of our report. However, future events or conditions may cause the Company and its consolidated companies to no longer remain in business continuity. – We evaluate the overall presentation, structure and content of the financial statements, including disclosures, and whether the individual and consolidated financial statements represent the related transactions and events in a manner consistent with the purpose of fair presentation. – We obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities of the group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and audit performance of the group and, consequently, for the audit opinion. We communicate with management regarding, among other things, the intended scope, timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we have identified during our work. Rio de Janeiro, Wednesday, March 20, 2019. KPMG Auditores Independentes CRC SP-014428/O-6 F-RJ [Signature] Marcelo Luiz Ferreira Accountant CRC RJ-087095/O-7 76Our purpose is to obtain reasonable assurance that the individual and consolidated financial statements taken as a whole are free from material misstatement, whether caused by fraud or error, and to issue an audit report containing our opinion. Reasonable assurance is a high level of assurance, but not a guarantee that auditing pursuant to Brazilian and international auditing standards will always detect any existing material misstatements. The misstatements may be due to fraud or error and are considered material when, individually or jointly, may influence, within a reasonable perspective, users' economic decisions based on these financial statements. As part of the audit performed pursuant to Brazilian and international auditing standards, we perform a professional judgment and maintain professional skepticism throughout the audit. Besides that: – We identify and evaluate the risks of material misstatement in the individual and consolidated financial statements, whether caused by fraud or error, we plan and perform audit procedures in response to such risks, and obtain appropriate and sufficient audit evidence to support our opinion. The risk of not detecting material misstatement due to fraud is greater than that arising from error, as fraud may involve circumventing internal controls, collusion, falsification, omission or intentional misrepresentation. – We have obtained an understanding of the internal controls relevant to the audit in order to plan audit procedures appropriate to the circumstances, but not in order to express an opinion on the effectiveness of the Company's and its subsidiaries' internal controls. – We assessed the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. – We have concluded that management's use of the continuous operation accounting basis is appropriate and, based on the audit evidence obtained, whether there is material uncertainty about events or conditions that may raise significant doubt about the business continuity of the Company and its subsidiaries. If we conclude that there is material uncertainty, we should draw attention in our audit report to the related disclosures in the individual and consolidated financial statements or include a change in our opinion if the disclosures are inappropriate. Our findings are based on audit evidence obtained until the date of our report. However, future events or conditions may cause the Company and its consolidated companies to no longer remain in business continuity. – We evaluate the overall presentation, structure and content of the financial statements, including disclosures, and whether the individual and consolidated financial statements represent the related transactions and events in a manner consistent with the purpose of fair presentation. – We obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities of the group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and audit performance of the group and, consequently, for the audit opinion. We communicate with management regarding, among other things, the intended scope, timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we have identified during our work. Rio de Janeiro, Wednesday, March 20, 2019. KPMG Auditores Independentes CRC SP-014428/O-6 F-RJ [Signature] Marcelo Luiz Ferreira Accountant CRC RJ-087095/O-7 76

Petrobras Logística de Gás S.A.

(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Balance Sheets

Years Ended on December 31 (In thousands of reais, unless stated otherwise)

		Consolidated		Parent Company	
		Company			
Asset	Note	2018	2017	2018	2017
Current					
Cash and cash equivalents	6	27,271	21,689	1	1
Marketable securities	7	224,025	206,062	-	-
Linked deposits		-	5,894	-	-
Customer accounts receivable, net	8.1	348,304	135,800	162,278	151,141
FIDC Receivables	8.2	329,777	221,661	329,777	221,661
Related party loans	12.1	-	-	-	88,403
Income tax and social contribution	15.1	12,158	11,806	12,158	11,806
Taxes and Contributions	15.1	4,008	28,066	-	6,271
Other assets		7,755	11,040	3,094	3,094
		953,298	642,018	507,308	482,377
Non-current					
Long term assets					
Judicial deposits	23.2	4,435	4,133	2,339	2,134
Investments	9	78,842	77,102	341,510	338,381
Fixed assets	10	1,797,622	1,964,735	857	857
Intangible		8,550	10,944	-	-
		1,889,449	2,056,914	344,706	341,372
		2,842,747	2,698,932	852,014	823,749

		Consolidated		Parent	
Liabilities	Note	2018	2017	2018	2017
Current					
Suppliers	11	71,335	108,524	26,333	28,104
Customer Early Payments	14.1.2	59,301	52,014	-	-
Financing	12	-	143,628	-	-
Income tax and social contribution	15.1	89,238	52,679	1,929	1,936
Taxes and contributions	15.1	67,227	28,052	210	352
Salaries, vacations and charges		25,971	24,542	-	-
Proposed dividends		223,769	279,531	80,232	146,810
Provision for environmental recovery	23.1	-	4,722	-	4,722
Other accounts payable and expenses		13,977	5,085	-	12
		550,818	698,777	108,704	181,936
Non-current					
Customer early payments	14.1.2	779,352	753,794	-	-
Deferred income tax and social contribution	15.2	425,296	290,468	481	-
Pension and health plans	16	88,646	57,423	-	-
Provision for judicial and administrative proceedings	23.1	815	786	815	786
Provision for environmental recovery	23.1	19,999	19,999	19,999	19,999
Other accounts payable and expenses		3,534	5,640	96	16
		1,317,642	1,128,110	21,391	20,801
		1,868,460	1,826,887	130,095	202,737
Net Equity	17				
Share Capital		434,869	434,869	434,869	434,869
Profit reserves		298,189	187,413	298,189	187,413
Other comprehensive income		(11,139)	(1,270)	(11,139)	(1,270)
Assigned to the parent shareholders		721,919	621,012	721,919	621,012
Assigned to non-controlling shareholders		252,368	251,033	-	-
		974,287	872,045	721,919	621,012
		2,842,747	2,698,932	852,014	823,749

The explanatory notes are an integral part of these financial statements.

77

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Financial Statements
Years Ended on December 31 (In thousands of reais, unless stated otherwise)

		Consolidated		Parent Company	
	Note	2018	2017	2018	2017
Sales and service revenue	18	1,553,487	1,332,188	-	-
Cost of goods and services sold	20	(385,976)	(359,557)	-	-
Gross profit		1,167,511	972,631	-	-
General and administrative income (expenses)	20	(124,922)	(116,747)	(23,200)	(19,894)
Taxes	20	(4,451)	(7,662)	(3,566)	(5,531)
Other net expenses (income)	19	16,983	(3,925)	27,039	(1,233)
		(112,390)	(128,334)	273	(26,658)
Profit (loss) before financial income, interests and taxes		1,055,121	844,297	273	(26,658)
Net Finance Income	21	(120,447)	33,119	46,276	82,120
Financial revenues		32,890	109,833	29,730	82,638
Financial expenses		(16,493)	(22,510)	(4)	(11)
Monetary and exchange variations, net		(136,844)	(54,204)	16,550	(507)
Income from equity-accounted investments	9.2	4,179	7,791	302,970	282,047
Profit before taxes		938,853	885,207	349,519	337,509
Income tax and social contribution	15.3	(313,960)	(307,986)	(11,700)	(28,434)
Net profit for the year		624,893	577,221	337,819	309,075
Assigned to:					
Shareholders of Petrobras Logística de Gás S.A.		337,819	311,781	337,819	309,075
Non-controlling shareholders		287,074	265,440	-	-
Net profit for the year		624,893	577,221	337,819	309,075
Basic and diluted earnings per share (in R$)	17.4	1,179.65	1,088.73	1,179.65	1,079.28

The explanatory notes are an integral part of these financial statements.

78

Petrobras Logística de Gás S.A.

(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Comprehensive Income Statement

Years Ended on December 31 (In thousands of reais, unless stated otherwise)

	Consolidated		Parent Company	
	2018	2017	2018	2017
Profit for the Year	624,893	577,221	337,819	309,075
Items that will not be reclassified to profit or loss:				
Actuarial gains/losses with defined benefit plans	(19,102)	8,029	(9,742)	4,095
Deferred taxes	(249)	(2,378)	(127)	(1,213)
Total comprehensive income	605,542	582,872	327,950	311,957
Comprehensive income assigned to:				
Shareholders of Petrobras Logística de Gás S.A.	327,950	314,663	327,950	311,957
Non-controlling shareholders	277,592	268,209	-	-
Total comprehensive income	605,542	582,872	327,950	311,957

The explanatory notes are an integral part of these financial statements.

79

Petrobras Logística de Gás S.A.

(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Statement of Changes in Net Equity

Years Ended on December 31 (In thousands of reais, unless stated otherwise)

		Other comprehensive results	Profit reserves						
	Share Capital subscribed and paid in	Actuarial Gains (Losses) with plans for defined benefits	Legal	Additional dividends proposed	Profits accumulated	Total net equity assigned to shareholders of parent company	Deferred assets	Interest of non-controlling shareholders	Total of Consolidated net equity
	957,450	(4,152)	25,148	215,093	-	1,193,539	(2,707)	323,006	1,513,838
Balances on January 1st, 2017	957,450	(4,152)			240,241	1,193,539	(2,707)	323,006	1,513,838
Additional Dividends Approved				(215,093)		(215,093)		(207,462)	(422,555)
Capital reduction	(522,581)					(522,581)			(522,581)
Net Income					309,075	309,075		265,440	574,515
Other Comprehensive Results		2,882				2,882		2,769	5,651
Destinations:									
Profit reserves appropriations			15,454	146,811	(162,265)	-	2,707		2,707
Dividends					(146,810)	(146,810)		(132,720)	(279,530)
Balances on December 31, 2017	434,869	(1,270)	40,602	146,811	-	621,012	-	251,033	872,045
	434,869	(1,270)			187,413	621,012	-	251,033	872,045
Balances on December 31, 2017	434,869	(1,270)	40,602	146,811	-	621,012	-	251,033	872,045
	434,869	(1,270)			187,413	621,012	-	251,033	872,045
Additional Dividends Approved				(146,811)		(146,811)		(132,720)	(279,531)
Net Income					337,819	337,819		287,074	624,893
Other comprehensive income		(9,869)				(9,869)		(9,482)	(19,351)
Destination:									
Reserve profit appropriations			16,891	240,696	(257,587)	-			-
Dividends					(80,232)	(80,232)		(143,537)	(223,769)
Balances on Monday, December 31, 2018	434,869	(11,139)	57,493	240,696	-	721,919	-	252,368	974,287
	434,869	(11,139)			298,189	721,919	-	252,368	974,287

The explanatory notes are an integral part of these financial statements.

80

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Statement of Cash Flows
Years Ended on December 31 (In thousands of reais, unless stated otherwise)

	Consolidated		Parent Company	
	2018	2017	2018	2017
Cash flows from operating activities				
Net profit for the year	624,893	577,221	337,819	309,075
Adjustments for:				
Actuarial expenses on pension and health plans	12,144	12,344	-	-
Provision (write-off) for loss on lawsuits	(4,693)	319	(4,693)	319
Income from equity-accounted investments	(4,179)	(7,791)	(302,970)	(282,047)
Depreciation and amortization	188,411	182,263	-	-
Exchange, monetary and financial charges and other variations	156,147	70,376	(30,678)	2,818
Income from financial assets receivables	(14,258)	(69,796)	(14,258)	(69,796)
Income from securities	(15,908)	(35,429)	-	-
Deferred income tax and social contribution, net	134,828	160,301	481	4,347
Reduction (increase) of assets				
Accounts receivable	(233,361)	78,689	99,191	(8,926)
Marketable securities	-	436,850	-	-
Other assets	9,331	7,459	(96)	12,043
Increase (Decrease) in liabilities				
Suppliers	(37,189)	(233,165)	(1,771)	1,961
Taxes and Contributions	239,664	171,771	17,155	35,546
Income tax and social contribution paid	(133,143)	(315,788)	(11,623)	(25,961)
Other liabilities	(61,606)	(40,548)	69	19,604
Net funds generated (used) by operating activities	861,081	995,076	88,626	(1,017)
Cash flows from investment activities				
Acquisition of fixed and intangible assets	(29,498)	(59,018)	-	-
Investment additions	-	(267)	-	(267)
Redemptions (investments) of receivables from financial assets	(93,858)	523,521	(93,858)	523,521
Securities redemptions (investments)	(2,055)	-	-	-
Dividends received	21,985	576	303,506	448,034
Cash absorbed on incorporation of equity interest	-	131	-	131
Net funds generated (used) in investment activities	(103,426)	464,943	209,648	971,419
Cash flow from financing activities				
Share capital reduction	-	(522,581)	-	(522,581)
Investment reduction	1,311	-	1,311	-
Amortization of principal	(166,111)	(66,856)	-	-
Interest amortization	(17,207)	(15,357)	-	-
Dividends paid to shareholders of Petrobras Logística de Gás S.A.	(299,585)	(447,822)	(299,585)	(447,822)
Dividends paid to non-controlling shareholders	(270,481)	(430,732)	-	-
Net resources used in financing activities	(752,073)	(1,483,348)	(298,274)	(970,403)
Increase (decrease) in cash and cash equivalents for the year	5,582	(23,329)	-	(1)
Cash and cash equivalents at beginning of year	21,689	45,018	1	2
Cash and cash equivalents at end of year	27,271	21,689	1	1

The explanatory notes are an integral part of these financial statements.

81

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Value Added Statement
Years Ended on December 31 (In thousands of reais, unless stated otherwise)

	Consolidated		Parent Company	
	2018	2017	2018	2017
Revenues				
Sales of products, services and other revenues	1,911,686	1,648,004	33,703	18,763
	1,911,686	1,648,004	33,703	18,763
Inputs purchased from third parties				
Materials, energy, third party services and others	(139,289)	(133,343)	(15,206)	(26,029)
Tax credits on inputs purchased from third parties	(55,403)	(32,175)	-	-
	(194,692)	(165,518)	(15,206)	(26,029)
Gross Added Value	1,716,994	1,482,486	18,497	(7,266)
Depreciation and amortization	(188,411)	(182,263)	-	-
Net value added produced by the company	1,528,583	1,300,223	18,497	(7,266)
Added value received on transfer				
Income from equity-accounted investments	4,179	7,791	302,970	282,047
Financial revenues	32,890	109,833	29,730	82,638
	37,069	117,624	332,700	364,685
Value added to distribute	1,565,652	1,417,847	351,197	357,419
Value added distribution				
Personnel and administrators				
Salaries and benefits	154,509	136,891	13,527	12,488
FGTS	6,588	6,534	-	-
	161,097	143,425	13,527	12,488
Taxes				
Federal	456,874	455,702	15,133	33,936
State	150,284	145,760	120	5
Municipal	533	126	14	24
	607,691	601,588	15,267	33,965
Financial Institutions and Suppliers				
Interest, exchange and monetary variations	153,337	76,714	(16,546)	518
Rental expenses	18,634	18,899	1,130	1,372
	171,971	95,613	(15,416)	1,890
Shareholders				
Dividends	80,232	146,810	80,232	146,810
Results of non-controlling shareholders	287,074	265,440	-	-
Retained earnings	257,587	164,971	257,587	162,266
	624,893	577,221	337,819	309,076
Distributed added value	1,565,652	1,417,847	351,197	357,419

The explanatory notes are an integral part of these financial statements.

82

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) 1. The Company and its operations Petrobras Logística de Gás S.A. (jointly referred to as Logigás or the Company ), is engaged in the participation as partner or shareholder of other companies, and may constitute companies, in any legal form, as well as the production, trade, import, export, storage and transport of natural gas, liquefied petroleum gas and rare gases of any sources. The Company's registered office is located in Rio de Janeiro - RJ. To fulfill its mission, the Company has been developing projects in partnership, through companies’ equity interest. Among the projects with Logigás participation, we highlight the subsidiary Transportadora Gasoduto Bolívia-Brasil S.A. - TBG (“TBG”), in addition to equity interests (joint ventures and associated companies), described in explanatory note 9.1. The Company has relevant transactions with its parent company Petróleo Brasileiro S.A. - Petrobras and follows its business plan in conducting its operations. Therefore, these financial statements should be read in this context. The Extraordinary Shareholders’ Meeting of Logigás, held on December 14, 2018, approved the extinction of the Board of Directors and consequent amendment to the Company's By-Laws. Logigás Management is aware that a study is underway to optimize the holding portfolio of its parent company Petrobras, which could impact the Company's financial statements during 2019. 1.1. Corporate restructuring 1.1.1. TNG Participações Ltda. In an extrajudicial notification dated December 7, 2017, Logigás informed Termogás S.A. that it would exercise its right to withdraw from the partnership in TNG Participações Ltda. within sixty days from the date of receipt of such notification, considering that the financial, economic, regulatory and environmental conditions prevailing at the time did not contribute to the possibility of carrying out the venture that supported the establishment of TNG Participações Ltda. On January 31, 2018, at a Meeting of Shareholders of TNG Participações Ltda, the Company was partially dissolved, with the termination of the participation of Petrobras Logística de Gás S.A. (Logigás) in the shareholding, and, consequently, in the shareholding of TNG Operação e Manutenção Ltda (TNG O&M), since TNG Participações holds the entire interest of TNG O&M. 1.1.2. TMN Transportadora S.A. On September 6, 2018, Logigás' Board of Directors approved the termination of the Company's interest in TMN Transportadora S.A., with the consequent removal of Logigás from its corporate structure. On December 21, 2018, at the Extraordinary Shareholders' Meeting of TMN Transportadora S.A., the Company was partially dissolved through the reduction of its shareholders' equity, with the termination of Logigás' interest. 83Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) 1. The Company and its operations Petrobras Logística de Gás S.A. (jointly referred to as Logigás or the Company ), is engaged in the participation as partner or shareholder of other companies, and may constitute companies, in any legal form, as well as the production, trade, import, export, storage and transport of natural gas, liquefied petroleum gas and rare gases of any sources. The Company's registered office is located in Rio de Janeiro - RJ. To fulfill its mission, the Company has been developing projects in partnership, through companies’ equity interest. Among the projects with Logigás participation, we highlight the subsidiary Transportadora Gasoduto Bolívia-Brasil S.A. - TBG (“TBG”), in addition to equity interests (joint ventures and associated companies), described in explanatory note 9.1. The Company has relevant transactions with its parent company Petróleo Brasileiro S.A. - Petrobras and follows its business plan in conducting its operations. Therefore, these financial statements should be read in this context. The Extraordinary Shareholders’ Meeting of Logigás, held on December 14, 2018, approved the extinction of the Board of Directors and consequent amendment to the Company's By-Laws. Logigás Management is aware that a study is underway to optimize the holding portfolio of its parent company Petrobras, which could impact the Company's financial statements during 2019. 1.1. Corporate restructuring 1.1.1. TNG Participações Ltda. In an extrajudicial notification dated December 7, 2017, Logigás informed Termogás S.A. that it would exercise its right to withdraw from the partnership in TNG Participações Ltda. within sixty days from the date of receipt of such notification, considering that the financial, economic, regulatory and environmental conditions prevailing at the time did not contribute to the possibility of carrying out the venture that supported the establishment of TNG Participações Ltda. On January 31, 2018, at a Meeting of Shareholders of TNG Participações Ltda, the Company was partially dissolved, with the termination of the participation of Petrobras Logística de Gás S.A. (Logigás) in the shareholding, and, consequently, in the shareholding of TNG Operação e Manutenção Ltda (TNG O&M), since TNG Participações holds the entire interest of TNG O&M. 1.1.2. TMN Transportadora S.A. On September 6, 2018, Logigás' Board of Directors approved the termination of the Company's interest in TMN Transportadora S.A., with the consequent removal of Logigás from its corporate structure. On December 21, 2018, at the Extraordinary Shareholders' Meeting of TMN Transportadora S.A., the Company was partially dissolved through the reduction of its shareholders' equity, with the termination of Logigás' interest. 83

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) 1.1.3. Transportadora Sulbrasileira de Gás - TSB On December 1, 2017, the Extraordinary Shareholders' Meeting of TSB approved the reduction of the share capital, without the cancellation of shares, with the refund to the shareholders of part of the value of its shares, given that the share capital was deemed in excess. The share capital paid back proportionally to the shareholders was five million reais (R$ 5,000,000.00), corresponding to the amount of R$ 0.0621118 per share, within the legal deadlines. 2. Basis for preparation and presentation of financial statements The consolidated financial statements are prepared pursuant to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and also pursuant to accounting practices adopted in Brazil by the Accounting Pronouncements Committee (CPC). The individual financial statements of the Parent Company were prepared pursuant to accounting practices adopted in Brazil, based on the Brazilian Corporate Law and incorporate the changes through Laws 11638/07 and 11941/09 and the Pronouncements, Interpretations and Guidelines issued by the Accounting Pronouncements Committee (CPC), approved by resolutions of the CFC Federal Accounting Council. All and exclusively the relevant information pertaining to the financial statements is being disclosed and corresponds to that used by Management in its duties. The Company's Executive Board, at a meeting held on March 20, 2019, authorized the disclosure of these financial statements. 2.1. Accounting practices The summary of the main accounting practices applied in the preparation of the financial statements is presented in explanatory note 3. 2.2. Measurement basis The financial statements have been prepared using historical cost as the basis of value, unless stated otherwise. 2.3. Use of estimation and judgment In preparing these financial statements, management has used judgments, estimates and assumptions that affect the enforcement of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Assumptions used are based on historical and other relevant factors, and are periodically reviewed by Management. Relevant estimates and judgments that require greater judgment and complexity are disclosed in the explanatory note 4. 84Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) 1.1.3. Transportadora Sulbrasileira de Gás - TSB On December 1, 2017, the Extraordinary Shareholders' Meeting of TSB approved the reduction of the share capital, without the cancellation of shares, with the refund to the shareholders of part of the value of its shares, given that the share capital was deemed in excess. The share capital paid back proportionally to the shareholders was five million reais (R$ 5,000,000.00), corresponding to the amount of R$ 0.0621118 per share, within the legal deadlines. 2. Basis for preparation and presentation of financial statements The consolidated financial statements are prepared pursuant to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and also pursuant to accounting practices adopted in Brazil by the Accounting Pronouncements Committee (CPC). The individual financial statements of the Parent Company were prepared pursuant to accounting practices adopted in Brazil, based on the Brazilian Corporate Law and incorporate the changes through Laws 11638/07 and 11941/09 and the Pronouncements, Interpretations and Guidelines issued by the Accounting Pronouncements Committee (CPC), approved by resolutions of the CFC Federal Accounting Council. All and exclusively the relevant information pertaining to the financial statements is being disclosed and corresponds to that used by Management in its duties. The Company's Executive Board, at a meeting held on March 20, 2019, authorized the disclosure of these financial statements. 2.1. Accounting practices The summary of the main accounting practices applied in the preparation of the financial statements is presented in explanatory note 3. 2.2. Measurement basis The financial statements have been prepared using historical cost as the basis of value, unless stated otherwise. 2.3. Use of estimation and judgment In preparing these financial statements, management has used judgments, estimates and assumptions that affect the enforcement of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Assumptions used are based on historical and other relevant factors, and are periodically reviewed by Management. Relevant estimates and judgments that require greater judgment and complexity are disclosed in the explanatory note 4. 84

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) 2.4. Changes in accounting policies and disclosures As of January 1, 2018, the Company initially adopted the requirements contained in the following pronouncements: CPC 48 Financial Instruments, analogous to IFRS 9 Financial Instruments, including those related to hedge accounting; CPC 47 Customer Contract Revenue, analogous to IFRS 15 Revenue from Contracts with Customers. 2.4.1. IFRS 9 Financial Instruments / CPC 48 Financial Instruments CPC 48 establishes, among others, new requirements for: classification and measurement of financial assets, measurement and recognition of impairment losses, changes in the terms of financial assets and liabilities, hedge accounting and disclosure. Pursuant to the transitional provisions provided for by CPC 48, the Company has not restated its financial statements for prior periods in relation to the new requirements relating to: classification and measurement of financial assets, impairment losses and changes in the terms of financial assets and liabilities. Classification and measurement of financial assets CPC 48 establishes a model for the classification of financial assets and subsequently determines the measurement at amortized cost, at fair value through other comprehensive income or at fair value through profit or loss, based on contractual cash flow characteristics and the business model to manage the asset. CPC 48 eliminated the following categories established by CPC 38: held to maturity, loans and receivables and available for sale. The Company did not experience material impacts on the classification, measurement and balances of its financial assets upon the initial adoption of CPC 48. Modification of contractual cash flow of financial liabilities CPC 48 provides that the booked balances of financial liabilities at amortized cost whose contractual terms were not substantially modified shall reflect the present value of their cash flows under the new terms using the original effective interest rate. The difference between the booked balance of the remeasured instrument upon a non-material modification of its terms and its booked balance immediately prior to such modification shall be recognized as a gain or loss in profit or loss for the period. Impairment of financial assets CPC 48 replaces the incurred loss model established by CPC 38 with the expected loss model. Provision for expected credit losses is recognized in financial assets measured at amortized cost, as well as those measured at fair value through other comprehensive income. There was no material impact on the Company's financial statements resulting from the adoption of CPC 48, as of January 1, 2018. For additional information on accounting practices relating to financial instruments see explanatory note 3.2. 85Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) 2.4. Changes in accounting policies and disclosures As of January 1, 2018, the Company initially adopted the requirements contained in the following pronouncements: CPC 48 Financial Instruments, analogous to IFRS 9 Financial Instruments, including those related to hedge accounting; CPC 47 Customer Contract Revenue, analogous to IFRS 15 Revenue from Contracts with Customers. 2.4.1. IFRS 9 Financial Instruments / CPC 48 Financial Instruments CPC 48 establishes, among others, new requirements for: classification and measurement of financial assets, measurement and recognition of impairment losses, changes in the terms of financial assets and liabilities, hedge accounting and disclosure. Pursuant to the transitional provisions provided for by CPC 48, the Company has not restated its financial statements for prior periods in relation to the new requirements relating to: classification and measurement of financial assets, impairment losses and changes in the terms of financial assets and liabilities. Classification and measurement of financial assets CPC 48 establishes a model for the classification of financial assets and subsequently determines the measurement at amortized cost, at fair value through other comprehensive income or at fair value through profit or loss, based on contractual cash flow characteristics and the business model to manage the asset. CPC 48 eliminated the following categories established by CPC 38: held to maturity, loans and receivables and available for sale. The Company did not experience material impacts on the classification, measurement and balances of its financial assets upon the initial adoption of CPC 48. Modification of contractual cash flow of financial liabilities CPC 48 provides that the booked balances of financial liabilities at amortized cost whose contractual terms were not substantially modified shall reflect the present value of their cash flows under the new terms using the original effective interest rate. The difference between the booked balance of the remeasured instrument upon a non-material modification of its terms and its booked balance immediately prior to such modification shall be recognized as a gain or loss in profit or loss for the period. Impairment of financial assets CPC 48 replaces the incurred loss model established by CPC 38 with the expected loss model. Provision for expected credit losses is recognized in financial assets measured at amortized cost, as well as those measured at fair value through other comprehensive income. There was no material impact on the Company's financial statements resulting from the adoption of CPC 48, as of January 1, 2018. For additional information on accounting practices relating to financial instruments see explanatory note 3.2. 85

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) 2.4.2. IFRS 15 Revenue from Contracts with Customers/CPC 47 Customer Contract Revenue CPC 47 replaced CPC 17 (R1) Revenues and CPC 30 (R1) Construction Contracts and their respective interpretations. By adopting CPC 47, the Company determined when (or to what extent) and by which amounts revenues from customer contracts should be recognized pursuant to the following five-step model: 1) identification of the contract with the customer; 2) identification of performance obligations; 3) determination of the transaction price; 4) price allocation to performance obligations; 5) Recognition when (or while) the performance obligation is met. A performance obligation is considered met when (or as) the customer obtains control over the promised good or service. Revenue from non-exercised rights (breakage) As of January 1, 2018, the Company presented separately, in the explanatory note 18, the revenues from non- exercised rights by customers in contracts with ship or pay clauses in the amount of R$ 309,932 as of December 31, 2018 (R$ 239,740 as of December 31, 2017), referring to natural gas transportation services. Pursuant to the transitional provisions provided for by CPC 47, the Company adopted the pronouncement retrospectively recognizing the effects of the initial application on retained earnings. However, changes due to the adoption of CPC 47 only changed the way certain revenues from customer contracts are shown in the Company's income statement. Accordingly, no impacts on retained earnings were recognized. For additional information on accounting practices for recognizing customer revenues see explanatory note 3. 2.5. Value Added Statement The value-added statements - DVA present information related to the wealth created by the Company and how such wealth was distributed. These statements were prepared pursuant to CPC 09 - Value Added Statement. 2.6. Operating Currency The Company's operating currency is the real, as it is the currency of its economic operating environment. All financial information presented in reais has been rounded to the nearest thousand, unless stated otherwise. 3. Summary of main accounting practices The accounting practices described below have been consistently applied by the Company in the financial statements presented. 3.1. Consolidation Basis The consolidated financial statements include information from Logigás and its subsidiaries and controlled investees. Control is obtained when Logigás has: i) power over the investee; ii) exposure to, or rights to, variable income arising from its involvement with the investee; and iii) the ability to use its power over the investee to affect the value of its returns. 86Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) 2.4.2. IFRS 15 Revenue from Contracts with Customers/CPC 47 Customer Contract Revenue CPC 47 replaced CPC 17 (R1) Revenues and CPC 30 (R1) Construction Contracts and their respective interpretations. By adopting CPC 47, the Company determined when (or to what extent) and by which amounts revenues from customer contracts should be recognized pursuant to the following five-step model: 1) identification of the contract with the customer; 2) identification of performance obligations; 3) determination of the transaction price; 4) price allocation to performance obligations; 5) Recognition when (or while) the performance obligation is met. A performance obligation is considered met when (or as) the customer obtains control over the promised good or service. Revenue from non-exercised rights (breakage) As of January 1, 2018, the Company presented separately, in the explanatory note 18, the revenues from non- exercised rights by customers in contracts with ship or pay clauses in the amount of R$ 309,932 as of December 31, 2018 (R$ 239,740 as of December 31, 2017), referring to natural gas transportation services. Pursuant to the transitional provisions provided for by CPC 47, the Company adopted the pronouncement retrospectively recognizing the effects of the initial application on retained earnings. However, changes due to the adoption of CPC 47 only changed the way certain revenues from customer contracts are shown in the Company's income statement. Accordingly, no impacts on retained earnings were recognized. For additional information on accounting practices for recognizing customer revenues see explanatory note 3. 2.5. Value Added Statement The value-added statements - DVA present information related to the wealth created by the Company and how such wealth was distributed. These statements were prepared pursuant to CPC 09 - Value Added Statement. 2.6. Operating Currency The Company's operating currency is the real, as it is the currency of its economic operating environment. All financial information presented in reais has been rounded to the nearest thousand, unless stated otherwise. 3. Summary of main accounting practices The accounting practices described below have been consistently applied by the Company in the financial statements presented. 3.1. Consolidation Basis The consolidated financial statements include information from Logigás and its subsidiaries and controlled investees. Control is obtained when Logigás has: i) power over the investee; ii) exposure to, or rights to, variable income arising from its involvement with the investee; and iii) the ability to use its power over the investee to affect the value of its returns. 86

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) Subsidiaries and controlled investees are consolidated from the date control is obtained until the date that control ceases to exist, using accounting practices consistent with those adopted by the Company. Explanatory note 9.2 presents the consolidated companies, together with other direct investments. The consolidation of the balance sheet and income statement accounts corresponds to the sum of the balances of assets, liabilities, income and expenses accounts, according to their function, complemented by the elimination of transactions between consolidated companies, as well as the balance and unrealized income results between these companies. 3.2. Financial instruments Financial instrument is any contract that gives rise to a financial asset for the entity and a financial liability or equity instrument to another entity. 3.2.1. Financial assets a) Recognition and initial measurement A financial asset is recognized when the entity becomes party to the contractual provisions of the instrument. Except for trade receivables that do not contain significant financing component and financial assets measured at fair value, upon initial recognition, financial assets are measured at fair value added or deducted from transaction costs that are directly associated to the acquisition or issuance of such assets. b) Subsequent classification and measurement Financial assets are generally classified as subsequently measured at amortized cost, at fair value through other comprehensive income or at fair value through profit or loss based on either the entity's business model for managing financial assets or the contractual cash flow characteristics of the financial asset, as follows: • Amortized cost: financial asset (debt financial instrument) whose contractual cash flow results only from the payment of principal and interest on principal on specific dates, and whose business model aims to maintain the asset in order to receive its contractual cash flows; • Fair value through other comprehensive income: financial asset (debt financial instrument) whose contractual cash flow results only from the receipt of principal and interest on the principal on specific dates, and whose business model aims to receive both cash flows assets as well as investments in equity instruments not held for trading or contingent consideration, which upon initial recognition, the Company has irrevocably chosen to present subsequent changes in the fair value of the investment in other comprehensive income; and • Fair value through profit or loss: all other financial assets. This category generally includes derivative financial instruments. The Company's financial assets, originally measured as “Held to maturity”, pursuant to CPC 38, are now measured as “Fair value through profit or loss” (except Customer accounts receivable and Judicial deposits, classified in the “Amortized Cost” category), as per CPC 48. c) Impairment 87Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) Subsidiaries and controlled investees are consolidated from the date control is obtained until the date that control ceases to exist, using accounting practices consistent with those adopted by the Company. Explanatory note 9.2 presents the consolidated companies, together with other direct investments. The consolidation of the balance sheet and income statement accounts corresponds to the sum of the balances of assets, liabilities, income and expenses accounts, according to their function, complemented by the elimination of transactions between consolidated companies, as well as the balance and unrealized income results between these companies. 3.2. Financial instruments Financial instrument is any contract that gives rise to a financial asset for the entity and a financial liability or equity instrument to another entity. 3.2.1. Financial assets a) Recognition and initial measurement A financial asset is recognized when the entity becomes party to the contractual provisions of the instrument. Except for trade receivables that do not contain significant financing component and financial assets measured at fair value, upon initial recognition, financial assets are measured at fair value added or deducted from transaction costs that are directly associated to the acquisition or issuance of such assets. b) Subsequent classification and measurement Financial assets are generally classified as subsequently measured at amortized cost, at fair value through other comprehensive income or at fair value through profit or loss based on either the entity's business model for managing financial assets or the contractual cash flow characteristics of the financial asset, as follows: • Amortized cost: financial asset (debt financial instrument) whose contractual cash flow results only from the payment of principal and interest on principal on specific dates, and whose business model aims to maintain the asset in order to receive its contractual cash flows; • Fair value through other comprehensive income: financial asset (debt financial instrument) whose contractual cash flow results only from the receipt of principal and interest on the principal on specific dates, and whose business model aims to receive both cash flows assets as well as investments in equity instruments not held for trading or contingent consideration, which upon initial recognition, the Company has irrevocably chosen to present subsequent changes in the fair value of the investment in other comprehensive income; and • Fair value through profit or loss: all other financial assets. This category generally includes derivative financial instruments. The Company's financial assets, originally measured as “Held to maturity”, pursuant to CPC 38, are now measured as “Fair value through profit or loss” (except Customer accounts receivable and Judicial deposits, classified in the “Amortized Cost” category), as per CPC 48. c) Impairment 87

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) Provision for expected credit losses is recognized in financial assets measured at amortized cost, as well as those measured at fair value through other comprehensive income, when applicable. The Company recognizes provision for expected credit losses for short-term customer accounts receivable through the use of a provision matrix based on unadjusted historical credit loss experience, when such information represents the best reasonable and sustainable information, or, adjusted, based on current observable data to reflect the effects of current and future conditions provided such data is available at no cost or excessive effort. In general, for other financial instruments, the Company recognizes a provision at an amount equivalent to the expected credit loss for 12 months, however, when the credit risk of the financial instrument has increased significantly since its initial recognition, the provision is recognized at an amount equivalent to the expected credit loss (lifetime). Significant increase in credit risk In assessing the significant increase in credit risk, the Company compares the default risk on the financial instrument at the balance sheet date with the default risk on the financial instrument at initial recognition. To this end, the Company uses, among others, the following indicators: actual or expected significant change in the external credit rating of the financial instrument and information on late payments. Regardless of the assessment of the significant increase in credit risk, the Company assumes that the credit risk of a financial asset has increased significantly since its initial recognition when contractual payments are more than 30 days past due, except when reasonable and sustainable information is available and show otherwise. The Company assumes that the credit risk of a financial instrument has not increased significantly since its initial recognition when the financial instrument has low credit risk at the balance sheet date. Low credit risk is determined based on external risk ratings and internal assessment methodologies. Default Definition The Company considers a financial asset as in default when the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the financial instrument, when there is a delay of 90 days or more in the contractually due receivable. Measurement and recognition of expected credit losses Expected credit loss is the weighted average of credit losses with the respective default risks, which may occur according to the weightings. Credit loss on a financial asset is measured as the difference between all contractual cash flows due to the Company and all cash flows that the Company expects to receive, discounted at the original effective rate. d) Presentation Cash and cash equivalents include cash, available bank deposits and short-term highly liquid short-term investments, maturing within three months from the original contract date, readily convertible into a known amount of cash and with insignificant risk of change in value. 88Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) Provision for expected credit losses is recognized in financial assets measured at amortized cost, as well as those measured at fair value through other comprehensive income, when applicable. The Company recognizes provision for expected credit losses for short-term customer accounts receivable through the use of a provision matrix based on unadjusted historical credit loss experience, when such information represents the best reasonable and sustainable information, or, adjusted, based on current observable data to reflect the effects of current and future conditions provided such data is available at no cost or excessive effort. In general, for other financial instruments, the Company recognizes a provision at an amount equivalent to the expected credit loss for 12 months, however, when the credit risk of the financial instrument has increased significantly since its initial recognition, the provision is recognized at an amount equivalent to the expected credit loss (lifetime). Significant increase in credit risk In assessing the significant increase in credit risk, the Company compares the default risk on the financial instrument at the balance sheet date with the default risk on the financial instrument at initial recognition. To this end, the Company uses, among others, the following indicators: actual or expected significant change in the external credit rating of the financial instrument and information on late payments. Regardless of the assessment of the significant increase in credit risk, the Company assumes that the credit risk of a financial asset has increased significantly since its initial recognition when contractual payments are more than 30 days past due, except when reasonable and sustainable information is available and show otherwise. The Company assumes that the credit risk of a financial instrument has not increased significantly since its initial recognition when the financial instrument has low credit risk at the balance sheet date. Low credit risk is determined based on external risk ratings and internal assessment methodologies. Default Definition The Company considers a financial asset as in default when the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the financial instrument, when there is a delay of 90 days or more in the contractually due receivable. Measurement and recognition of expected credit losses Expected credit loss is the weighted average of credit losses with the respective default risks, which may occur according to the weightings. Credit loss on a financial asset is measured as the difference between all contractual cash flows due to the Company and all cash flows that the Company expects to receive, discounted at the original effective rate. d) Presentation Cash and cash equivalents include cash, available bank deposits and short-term highly liquid short-term investments, maturing within three months from the original contract date, readily convertible into a known amount of cash and with insignificant risk of change in value. 88

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) Provisions for impairment of financial assets measured at amortized cost are deducted from the gross book value of the assets against gains or losses in profit or loss. 3.2.2. Financial liabilities a) Recognition and initial measurement A financial liability is recognized when the entity becomes party to the contractual provisions of the instrument. Except for financial liabilities measured at fair value, upon initial recognition, financial assets are measured at fair value added or deducted from transaction costs that are directly associated to the acquisition or issuance of such liabilities. b) Subsequent classification and measurement Financial liabilities are classified as subsequently measured at amortized cost, except in certain circumstances, which include certain financial liabilities at fair value through profit or loss. Financing is measured at amortized cost using the effective interest method. When financial liabilities measured at amortized cost have their contractual terms modified and such modification is not material, their accounting balances will reflect the present value of their cash flows under the new terms using the original effective interest rate. The difference between the booked balance of the remeasured instrument upon a non-material modification of its terms and its booked balance immediately prior to such modification is recognized as a gain or loss in profit or loss for the period. 3.3. Corporate Investments Affiliate is the entity over which the Company has significant influence, defined as the power to participate in the preparation of financial and operating policy decisions of an investee, but without the individual or joint control of those policies. The definition of control is given in explanatory note 3.1. A joint venture is one in which two or more parties have established joint control, which may be a joint operation or a joint venture, depending on the rights and obligations of the parties. While in a joint operation, the integrating parties have rights to the assets and liabilities related to the business, in a jointly controlled venture, the parties have rights to the net assets of the business. In the individual statements, investments in affiliated entities, subsidiaries and joint ventures are valued by the equity method (MEP) from the date they become their Affiliate, Joint Venture and Subsidiary. The financial statements of joint ventures and affiliates are adjusted to ensure consistency with the policies adopted by Petrobras. Dividends received from these corporate investments are recorded as a reduction in the value of the respective investments. 89Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) Provisions for impairment of financial assets measured at amortized cost are deducted from the gross book value of the assets against gains or losses in profit or loss. 3.2.2. Financial liabilities a) Recognition and initial measurement A financial liability is recognized when the entity becomes party to the contractual provisions of the instrument. Except for financial liabilities measured at fair value, upon initial recognition, financial assets are measured at fair value added or deducted from transaction costs that are directly associated to the acquisition or issuance of such liabilities. b) Subsequent classification and measurement Financial liabilities are classified as subsequently measured at amortized cost, except in certain circumstances, which include certain financial liabilities at fair value through profit or loss. Financing is measured at amortized cost using the effective interest method. When financial liabilities measured at amortized cost have their contractual terms modified and such modification is not material, their accounting balances will reflect the present value of their cash flows under the new terms using the original effective interest rate. The difference between the booked balance of the remeasured instrument upon a non-material modification of its terms and its booked balance immediately prior to such modification is recognized as a gain or loss in profit or loss for the period. 3.3. Corporate Investments Affiliate is the entity over which the Company has significant influence, defined as the power to participate in the preparation of financial and operating policy decisions of an investee, but without the individual or joint control of those policies. The definition of control is given in explanatory note 3.1. A joint venture is one in which two or more parties have established joint control, which may be a joint operation or a joint venture, depending on the rights and obligations of the parties. While in a joint operation, the integrating parties have rights to the assets and liabilities related to the business, in a jointly controlled venture, the parties have rights to the net assets of the business. In the individual statements, investments in affiliated entities, subsidiaries and joint ventures are valued by the equity method (MEP) from the date they become their Affiliate, Joint Venture and Subsidiary. The financial statements of joint ventures and affiliates are adjusted to ensure consistency with the policies adopted by Petrobras. Dividends received from these corporate investments are recorded as a reduction in the value of the respective investments. 89

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) 3.4. Fixed assets It is stated at acquisition cost or construction cost, which represents the costs of placing the asset in operating condition, less accumulated depreciation and impairment losses, when applicable. Expenditures for major planned maintenance performed to restore or maintain the original performance standards are recognized in property, plant and equipment when the term of the campaign exceeds twelve months and the campaigns are predictable. These expenses are depreciated over the expected period until the next major maintenance. Maintenance costs that do not meet these requirements are recognized as expenses in the income statement. Spare and replacement parts with a useful life exceeding one year and which can only be used in connection with property, plant and equipment items are recognized and depreciated together with the primary asset. Borrowing costs, when directly associated to the acquisition or construction of assets, are capitalized as part of the costs of those assets. Financial charges on funds raised without specific use, used for the purpose of obtaining a qualifying asset, are capitalized by the average rate of loans in force during the period, applied to the balance of construction in progress. The Company ceases to capitalize the financial charges of the qualifying assets whose development is completed. Interest capitalization is usually suspended, among other reasons, when the qualifying assets do not receive significant investments for a period of 12 months or more. Land is not depreciated. Property, plant and equipment are depreciated using the straight-line method based on their estimated useful lives, which are stated by asset class in explanatory note 10. 3.5. Intangible It is stated at acquisition cost, less accumulated amortization. It is made up of rights and awards and software. 3.6. Impairment of assets The Company evaluates its property, plant and equipment and intangible assets when there is evidence of non- recovery of their book value. This valuation is made for the individual asset or the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows of other assets or other asset groups (Cash Generating Unit - CGU). When applying the impairment test, the book value of an asset or cash-generating unit is compared to its recoverable amount. The recoverable amount is the higher between an asset's value in use and its fair value less selling expenses. Considering the specifics of the Company's assets, the recoverable value used to evaluate the impairment test is the value in use, except when specifically indicated. The value in use is estimated based on the present value of future cash flows arising from the continuous use of the respective assets. Cash flows are adjusted for specific risks and use the pre-tax discount rate, which derives from the post-tax weighted average cost of capital (WACC). The main assumptions of cash flows are: prices based on the latest Business and Management Plan and Strategic Plan disclosed by Petrobras, market operating costs and investments required to carry out the projects. 90Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) 3.4. Fixed assets It is stated at acquisition cost or construction cost, which represents the costs of placing the asset in operating condition, less accumulated depreciation and impairment losses, when applicable. Expenditures for major planned maintenance performed to restore or maintain the original performance standards are recognized in property, plant and equipment when the term of the campaign exceeds twelve months and the campaigns are predictable. These expenses are depreciated over the expected period until the next major maintenance. Maintenance costs that do not meet these requirements are recognized as expenses in the income statement. Spare and replacement parts with a useful life exceeding one year and which can only be used in connection with property, plant and equipment items are recognized and depreciated together with the primary asset. Borrowing costs, when directly associated to the acquisition or construction of assets, are capitalized as part of the costs of those assets. Financial charges on funds raised without specific use, used for the purpose of obtaining a qualifying asset, are capitalized by the average rate of loans in force during the period, applied to the balance of construction in progress. The Company ceases to capitalize the financial charges of the qualifying assets whose development is completed. Interest capitalization is usually suspended, among other reasons, when the qualifying assets do not receive significant investments for a period of 12 months or more. Land is not depreciated. Property, plant and equipment are depreciated using the straight-line method based on their estimated useful lives, which are stated by asset class in explanatory note 10. 3.5. Intangible It is stated at acquisition cost, less accumulated amortization. It is made up of rights and awards and software. 3.6. Impairment of assets The Company evaluates its property, plant and equipment and intangible assets when there is evidence of non- recovery of their book value. This valuation is made for the individual asset or the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows of other assets or other asset groups (Cash Generating Unit - CGU). When applying the impairment test, the book value of an asset or cash-generating unit is compared to its recoverable amount. The recoverable amount is the higher between an asset's value in use and its fair value less selling expenses. Considering the specifics of the Company's assets, the recoverable value used to evaluate the impairment test is the value in use, except when specifically indicated. The value in use is estimated based on the present value of future cash flows arising from the continuous use of the respective assets. Cash flows are adjusted for specific risks and use the pre-tax discount rate, which derives from the post-tax weighted average cost of capital (WACC). The main assumptions of cash flows are: prices based on the latest Business and Management Plan and Strategic Plan disclosed by Petrobras, market operating costs and investments required to carry out the projects. 90

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) 3.7. Impairment of investments in associates and joint ventures The Company evaluates investments in associates and joint ventures when there is evidence of impairment. When applying the impairment test, the book value of the investment is compared to its recoverable amount. Usually, the recoverable amount is the value in use, except when specifically indicated, proportional to the present value share of the estimated future cash flows of the affiliate or joint venture, representing future cash flows from dividends and other distributions. Reversal of impairment losses is permitted. 3.8. Contingent provisions, assets and liabilities Provisions are recognized when: (i) the Company has a present obligation as a result of a past event; (ii) it is likely that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) the amount of the obligation can be reliably estimated. Contingent assets and liabilities are not recognized, but contingent liabilities are disclosed in explanatory notes when the likelihood of outflows is possible, including those whose amounts cannot be estimated. Reversal of previously recognized loss is permitted. 3.9. Income tax and social contribution Income tax and social contribution expenses for the period comprise current and deferred taxes. Such taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in equity or comprehensive income. In this case, the tax is also recognized in net equity or comprehensive income. Current income tax and social contribution Current income tax and social contribution are calculated based on taxable income calculated pursuant to applicable legislation and rates in effect at the end of the reporting period. Current income tax and social contribution are presented net by taxpayer when there is a legally enforceable right to offset the amounts recognized and when there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Deferred income tax and social contribution Deferred income tax and social contribution are usually recognized on temporary differences between the tax bases of assets and liabilities and their book values, and are measured at the rates expected to be applicable in the period when the asset is realized or liabilities are settled, based on the rates (and tax laws) that are enacted or substantively enacted at the end of the reporting period. 91Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) 3.7. Impairment of investments in associates and joint ventures The Company evaluates investments in associates and joint ventures when there is evidence of impairment. When applying the impairment test, the book value of the investment is compared to its recoverable amount. Usually, the recoverable amount is the value in use, except when specifically indicated, proportional to the present value share of the estimated future cash flows of the affiliate or joint venture, representing future cash flows from dividends and other distributions. Reversal of impairment losses is permitted. 3.8. Contingent provisions, assets and liabilities Provisions are recognized when: (i) the Company has a present obligation as a result of a past event; (ii) it is likely that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) the amount of the obligation can be reliably estimated. Contingent assets and liabilities are not recognized, but contingent liabilities are disclosed in explanatory notes when the likelihood of outflows is possible, including those whose amounts cannot be estimated. Reversal of previously recognized loss is permitted. 3.9. Income tax and social contribution Income tax and social contribution expenses for the period comprise current and deferred taxes. Such taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in equity or comprehensive income. In this case, the tax is also recognized in net equity or comprehensive income. Current income tax and social contribution Current income tax and social contribution are calculated based on taxable income calculated pursuant to applicable legislation and rates in effect at the end of the reporting period. Current income tax and social contribution are presented net by taxpayer when there is a legally enforceable right to offset the amounts recognized and when there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Deferred income tax and social contribution Deferred income tax and social contribution are usually recognized on temporary differences between the tax bases of assets and liabilities and their book values, and are measured at the rates expected to be applicable in the period when the asset is realized or liabilities are settled, based on the rates (and tax laws) that are enacted or substantively enacted at the end of the reporting period. 91

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) Deferred tax assets are recognized for all deductible temporary differences, including tax losses and unused tax credits, to the extent that taxable income is likely against which the deductible temporary difference can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in the transaction that is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit (tax loss). The existence of future taxable income is based on a technical study approved by the Company's Management. Deferred income tax and social contribution are presented net, when there is a legally enforceable right to offset current tax assets against current tax liabilities, and deferred tax assets and deferred tax liabilities are related to income taxes posted by the same tax authority on the same taxable entity or different taxable entities that intend to settle current tax liabilities and tax assets on a net basis, or realize assets and settle liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered. 3.10. Employee benefits (post-employment) Actuarial commitments to defined pension and retirement benefit plans and health care plans are provisioned based on an actuarial calculation prepared annually by an independent actuary, pursuant to the projected unit credit method, net of plan guarantee assets, when applicable. Actuarial assumptions include: demographic and economic estimates, medical cost estimates, as well as historical data on employee expenses and contributions. The projected credit unit method considers each period of service as a trigger for an additional benefit unit, which is accumulated for the calculation of the final obligation. Changes in the net defined benefit obligation (asset) are recognized when incurred as follows: i) cost of service and net interest in the income statement; and ii) remeasurements, in other comprehensive income. Cost of service comprises: i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from the service rendered by the employee in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for service provided by employees in prior periods, resulting from a change (introduction, change or cancellation of a defined benefit plan) or a reduction (a relevant reduction by the entity in the number of employees covered by a plan); and iii) any gain or loss on settlement. Net interest on net value of defined benefit liability (asset) is the change during the period in the net value of defined benefit liability (asset) resulting from the lapse of time. Remeasurements of the net amount of defined benefit liabilities (assets) recognized in equity in other comprehensive income include actuarial gains and losses. The Company contributes to defined contribution plans, whose percentages are based on payroll, and these contributions are charged to income when incurred. 92Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) Deferred tax assets are recognized for all deductible temporary differences, including tax losses and unused tax credits, to the extent that taxable income is likely against which the deductible temporary difference can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in the transaction that is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit (tax loss). The existence of future taxable income is based on a technical study approved by the Company's Management. Deferred income tax and social contribution are presented net, when there is a legally enforceable right to offset current tax assets against current tax liabilities, and deferred tax assets and deferred tax liabilities are related to income taxes posted by the same tax authority on the same taxable entity or different taxable entities that intend to settle current tax liabilities and tax assets on a net basis, or realize assets and settle liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered. 3.10. Employee benefits (post-employment) Actuarial commitments to defined pension and retirement benefit plans and health care plans are provisioned based on an actuarial calculation prepared annually by an independent actuary, pursuant to the projected unit credit method, net of plan guarantee assets, when applicable. Actuarial assumptions include: demographic and economic estimates, medical cost estimates, as well as historical data on employee expenses and contributions. The projected credit unit method considers each period of service as a trigger for an additional benefit unit, which is accumulated for the calculation of the final obligation. Changes in the net defined benefit obligation (asset) are recognized when incurred as follows: i) cost of service and net interest in the income statement; and ii) remeasurements, in other comprehensive income. Cost of service comprises: i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from the service rendered by the employee in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for service provided by employees in prior periods, resulting from a change (introduction, change or cancellation of a defined benefit plan) or a reduction (a relevant reduction by the entity in the number of employees covered by a plan); and iii) any gain or loss on settlement. Net interest on net value of defined benefit liability (asset) is the change during the period in the net value of defined benefit liability (asset) resulting from the lapse of time. Remeasurements of the net amount of defined benefit liabilities (assets) recognized in equity in other comprehensive income include actuarial gains and losses. The Company contributes to defined contribution plans, whose percentages are based on payroll, and these contributions are charged to income when incurred. 92

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) 3.11. Shareholders’ equity and shareholder compensation The shareholders' equity is represented by common shares. When proposed by the Company, the compensation to shareholders is in the form of dividends and/or interest on equity based on the limits defined by law and the Company's bylaws. 3.12. Other comprehensive income Adjustments to other comprehensive income are classified as: i) financial assets subsequently classified at fair value through other comprehensive income, ii) effective portions of gains or losses on hedges in cash flow, iii) remeasurements in defined benefit plans and, iv) cumulative conversion adjustments. 3.13. Recognition of revenue from customer contracts The Company's revenues are recognized based on natural gas transportation contracts, which include ship or pay clauses, in which Petrobras (the carrier) undertakes to pay for the contracted transportation capacity, regardless of the volume transported. The Company recognizes revenue when or as it is met with the performance obligation by transferring control of the good or service promised to the customer. The good or service is considered transferred when or as the customer gains control of it. The Company measures revenue at the amount of the consideration to which it expects to be entitled in exchange for transfers of goods or services promised to the customer. 4. Relevant estimates and judgments The preparation of the financial statements requires the use of estimates and judgments for certain transactions and their effects on assets, liabilities, revenues and expenses. The assumptions used are based on historical and other relevant factors, periodically reviewed by management and whose actual results may differ from the estimated amounts. The following is information on accounting practices and estimates that require a high level of judgment or complexity in their application and that may materially impact the Company's financial position and income. 4.1. Pension benefits and other post-employment benefits Actuarial commitments and costs of defined benefit pension and retirement plans and medical care depend on a series of economic and demographic assumptions, the following being the main ones: □ Discount rate - comprises the projected inflation curve based on the market plus actual interest calculated at an equivalent rate that combines the maturity profile of pension and health obligations with the future return curve of longer-term securities of the Brazilian government; 93Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) 3.11. Shareholders’ equity and shareholder compensation The shareholders' equity is represented by common shares. When proposed by the Company, the compensation to shareholders is in the form of dividends and/or interest on equity based on the limits defined by law and the Company's bylaws. 3.12. Other comprehensive income Adjustments to other comprehensive income are classified as: i) financial assets subsequently classified at fair value through other comprehensive income, ii) effective portions of gains or losses on hedges in cash flow, iii) remeasurements in defined benefit plans and, iv) cumulative conversion adjustments. 3.13. Recognition of revenue from customer contracts The Company's revenues are recognized based on natural gas transportation contracts, which include ship or pay clauses, in which Petrobras (the carrier) undertakes to pay for the contracted transportation capacity, regardless of the volume transported. The Company recognizes revenue when or as it is met with the performance obligation by transferring control of the good or service promised to the customer. The good or service is considered transferred when or as the customer gains control of it. The Company measures revenue at the amount of the consideration to which it expects to be entitled in exchange for transfers of goods or services promised to the customer. 4. Relevant estimates and judgments The preparation of the financial statements requires the use of estimates and judgments for certain transactions and their effects on assets, liabilities, revenues and expenses. The assumptions used are based on historical and other relevant factors, periodically reviewed by management and whose actual results may differ from the estimated amounts. The following is information on accounting practices and estimates that require a high level of judgment or complexity in their application and that may materially impact the Company's financial position and income. 4.1. Pension benefits and other post-employment benefits Actuarial commitments and costs of defined benefit pension and retirement plans and medical care depend on a series of economic and demographic assumptions, the following being the main ones: □ Discount rate - comprises the projected inflation curve based on the market plus actual interest calculated at an equivalent rate that combines the maturity profile of pension and health obligations with the future return curve of longer-term securities of the Brazilian government; 93

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) □ Medical and hospital cost rate of change - assumption represented by the projected medical and hospital cost growth rate, based on the history of disbursements for each individual (per capita) of the company over the last five years, which is equal to the general inflation rate of the economy within 30 years. These and other estimates are reviewed annually and may differ from actual income due to changes in market and economic conditions, in addition to actual behavior of actuarial assumptions. 4.2. Assumptions for impairment testing The impairment test is performed on a corporate level and involves uncertainty related to assumptions. Assumptions-related projections derive from the business and management plan for the first five years, and are consistent with the strategic plan for subsequent years. Changes in the economic environment may lead to changes in assumptions and, consequently, the recognition of impairment losses. Changes in the economic and political environment may also result in higher country risk projections leading to higher discount rates used in impairment tests. 4.3. Estimates related to lawsuits and contingencies The Company is a party to several lawsuits and administrative proceedings involving civil, tax, labor and environmental matters arising from the normal course of its operations, which estimates are made to determine the amount of the obligations and the likelihood of an outflow of funds are made by Logigás based on opinions of its legal advisors and judgments of Management. These estimates are made individually or by grouping cases with similar theses and essentially take into account factors such as the analysis of claims made by the claimers, robustness of existing evidence, case law precedents of similar cases and doctrine on the subject. Specifically for outsourced labor claims, the Company estimates the expected loss through a statistical procedure due to the volume of lawsuits with similar characteristics. Arbitral, judicial and administrative decisions in lawsuits against the Company, new case law, changes in the existing set of evidence may result in a change in the likelihood of an outflow of funds and their measurements by analyzing their grounds. Information on provisioned proceedings and contingencies is presented in explanatory note 23. 4.4. Deferred taxes on profit The Company uses judgment to determine the recognition and amount of deferred taxes in the financial statements. Deferred tax assets are recognized if future taxable profits are likely. Deferred income tax and contribution changes are presented in explanatory note 15.2. 4.5. Expected Credit Losses 94Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) □ Medical and hospital cost rate of change - assumption represented by the projected medical and hospital cost growth rate, based on the history of disbursements for each individual (per capita) of the company over the last five years, which is equal to the general inflation rate of the economy within 30 years. These and other estimates are reviewed annually and may differ from actual income due to changes in market and economic conditions, in addition to actual behavior of actuarial assumptions. 4.2. Assumptions for impairment testing The impairment test is performed on a corporate level and involves uncertainty related to assumptions. Assumptions-related projections derive from the business and management plan for the first five years, and are consistent with the strategic plan for subsequent years. Changes in the economic environment may lead to changes in assumptions and, consequently, the recognition of impairment losses. Changes in the economic and political environment may also result in higher country risk projections leading to higher discount rates used in impairment tests. 4.3. Estimates related to lawsuits and contingencies The Company is a party to several lawsuits and administrative proceedings involving civil, tax, labor and environmental matters arising from the normal course of its operations, which estimates are made to determine the amount of the obligations and the likelihood of an outflow of funds are made by Logigás based on opinions of its legal advisors and judgments of Management. These estimates are made individually or by grouping cases with similar theses and essentially take into account factors such as the analysis of claims made by the claimers, robustness of existing evidence, case law precedents of similar cases and doctrine on the subject. Specifically for outsourced labor claims, the Company estimates the expected loss through a statistical procedure due to the volume of lawsuits with similar characteristics. Arbitral, judicial and administrative decisions in lawsuits against the Company, new case law, changes in the existing set of evidence may result in a change in the likelihood of an outflow of funds and their measurements by analyzing their grounds. Information on provisioned proceedings and contingencies is presented in explanatory note 23. 4.4. Deferred taxes on profit The Company uses judgment to determine the recognition and amount of deferred taxes in the financial statements. Deferred tax assets are recognized if future taxable profits are likely. Deferred income tax and contribution changes are presented in explanatory note 15.2. 4.5. Expected Credit Losses 94

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) The provision for expected credit losses for financial assets is based on default risk assumptions, determination of whether or not significant credit risk increases, recovery factors, among others. The Company uses judgment in such assumptions and in selecting inputs to calculate expected credit losses. 5. New standards and interpretations The main standards issued by the IASB that have not yet come into force and have not been adopted by the company up to December 31, 2018 are as follows: 5.1. International Accounting Standards Board (IASB) 5.1.1. IFRS 16 - Leases On January 13, 2016, the IASB issued IFRS 16 - Leases (IFRS 16), which became effective from years beginning on or after January 1, 2019, to replace the following pronouncements and interpretations: IAS 17 - Leases; IFRIC 4 - Determining whether an Arrangement contains a Lease; SIC-15 - Operating Leases - Incentives; and SIC-27 - Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 contains principles for the identification, recognition, measurement, reporting and disclosure of leases by both lessees and lessors. Accounting practices Among the changes to lessees, IFRS 16 eliminated the classification between financial and operating leases, and there is a single model in which all leases result in the recognition of assets relating to the rights of use of leased assets and a lease liability. With the adoption of IFRS 16, the company no longer recognizes operating costs and expenses arising from operating lease agreements and recognizes in its income statement: (i) the effects of depreciation of leased asset rights of use; and (ii) the financial expense and exchange variation calculated based on the financial liabilities of the leasing agreements. The Company will adopt the exemption in the recognition of short-term leases, and the lease payments associated with these agreements are recognized as an expense for the year over the term of the agreement. Transition As provided in the transitional provisions of IFRS 16, for initial adoption purposes, the Company will adopt the cumulative effect approach method, not restating its financial statements for prior periods, and will apply the following methods: • It will apply the pronouncement to contracts that were previously identified as leases; • Lease liabilities will be measured at the present value of the remaining lease payments, net of recoverable taxes, when applicable, discounted using the Company's incremental loan rate on the date of initial application; • The right-of-use asset will be recognized based on the amount of the lease liability, adjusted for any prepayment or accumulated lease payment related to that lease, recognized in the 95Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) The provision for expected credit losses for financial assets is based on default risk assumptions, determination of whether or not significant credit risk increases, recovery factors, among others. The Company uses judgment in such assumptions and in selecting inputs to calculate expected credit losses. 5. New standards and interpretations The main standards issued by the IASB that have not yet come into force and have not been adopted by the company up to December 31, 2018 are as follows: 5.1. International Accounting Standards Board (IASB) 5.1.1. IFRS 16 - Leases On January 13, 2016, the IASB issued IFRS 16 - Leases (IFRS 16), which became effective from years beginning on or after January 1, 2019, to replace the following pronouncements and interpretations: IAS 17 - Leases; IFRIC 4 - Determining whether an Arrangement contains a Lease; SIC-15 - Operating Leases - Incentives; and SIC-27 - Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 contains principles for the identification, recognition, measurement, reporting and disclosure of leases by both lessees and lessors. Accounting practices Among the changes to lessees, IFRS 16 eliminated the classification between financial and operating leases, and there is a single model in which all leases result in the recognition of assets relating to the rights of use of leased assets and a lease liability. With the adoption of IFRS 16, the company no longer recognizes operating costs and expenses arising from operating lease agreements and recognizes in its income statement: (i) the effects of depreciation of leased asset rights of use; and (ii) the financial expense and exchange variation calculated based on the financial liabilities of the leasing agreements. The Company will adopt the exemption in the recognition of short-term leases, and the lease payments associated with these agreements are recognized as an expense for the year over the term of the agreement. Transition As provided in the transitional provisions of IFRS 16, for initial adoption purposes, the Company will adopt the cumulative effect approach method, not restating its financial statements for prior periods, and will apply the following methods: • It will apply the pronouncement to contracts that were previously identified as leases; • Lease liabilities will be measured at the present value of the remaining lease payments, net of recoverable taxes, when applicable, discounted using the Company's incremental loan rate on the date of initial application; • The right-of-use asset will be recognized based on the amount of the lease liability, adjusted for any prepayment or accumulated lease payment related to that lease, recognized in the 95

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) balance sheet immediately prior to the date of initial application. The initial direct costs of measuring the right of use at the date of initial application will not be considered. Relevant estimates and judgments Assuming that the Company will adopt the cumulative effect approach method, the lease liabilities will be measured at the present value of the remaining discounted lease payments using incremental rates at the date of initial adoption. Presentation The rights-of-use assets will be presented in Fixed Assets, mainly representing the leasing of machinery, equipment and buildings. Lease liabilities will be presented together with the financing. In this sense, it is expected that the changes brought by IFRS 16 regarding the recognition, measurement and presentation of leases will cause, in its initial adoption, increases of R$ 12,572 in the balance of Fixed Assets and Financing, respectively and, due to the measurement of rights-of-use assets equivalent to the lease liability, such changes will not impact the Company's Shareholders' Equity on January 1, 2019. In the cash flow statement, lease payments that are currently presented as cash flows from operating activities will be presented as financing cash flows, representing principal and interest payments. However, this change will not impact the Company's net cash flow position. 5.1.2. IFRIC 23 Uncertainty over Income Tax Treatments / ICPC 22 - Uncertainty over Income Tax Treatments As of January 1, 2019, the technical interpretation IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments (IFRIC 23), issued by the IASB, became effective. IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty about tax treatment on profit. When there is uncertainty about tax treatment on profit, this Interpretation deals with: • Whether the entity should consider uncertain tax treatment separately; • The assumptions that the entity must make about the examination of tax treatment by tax authorities; • How an entity should determine taxable profit (tax loss), tax base, unused tax loss carryforwards, unused tax credits and tax rates; and • How an entity should consider changes in facts and circumstances. As provided in the transitional provisions of IFRIC 23, the Company will apply the requirements retrospectively, with the cumulative effect of the adoption recognized on the date of initial application as an adjustment to the opening balance of retained earnings. The company did not identify material impacts on the application of IFRIC 23. 96Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) balance sheet immediately prior to the date of initial application. The initial direct costs of measuring the right of use at the date of initial application will not be considered. Relevant estimates and judgments Assuming that the Company will adopt the cumulative effect approach method, the lease liabilities will be measured at the present value of the remaining discounted lease payments using incremental rates at the date of initial adoption. Presentation The rights-of-use assets will be presented in Fixed Assets, mainly representing the leasing of machinery, equipment and buildings. Lease liabilities will be presented together with the financing. In this sense, it is expected that the changes brought by IFRS 16 regarding the recognition, measurement and presentation of leases will cause, in its initial adoption, increases of R$ 12,572 in the balance of Fixed Assets and Financing, respectively and, due to the measurement of rights-of-use assets equivalent to the lease liability, such changes will not impact the Company's Shareholders' Equity on January 1, 2019. In the cash flow statement, lease payments that are currently presented as cash flows from operating activities will be presented as financing cash flows, representing principal and interest payments. However, this change will not impact the Company's net cash flow position. 5.1.2. IFRIC 23 Uncertainty over Income Tax Treatments / ICPC 22 - Uncertainty over Income Tax Treatments As of January 1, 2019, the technical interpretation IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments (IFRIC 23), issued by the IASB, became effective. IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty about tax treatment on profit. When there is uncertainty about tax treatment on profit, this Interpretation deals with: • Whether the entity should consider uncertain tax treatment separately; • The assumptions that the entity must make about the examination of tax treatment by tax authorities; • How an entity should determine taxable profit (tax loss), tax base, unused tax loss carryforwards, unused tax credits and tax rates; and • How an entity should consider changes in facts and circumstances. As provided in the transitional provisions of IFRIC 23, the Company will apply the requirements retrospectively, with the cumulative effect of the adoption recognized on the date of initial application as an adjustment to the opening balance of retained earnings. The company did not identify material impacts on the application of IFRIC 23. 96

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

5.2. Accounting Pronouncements Committee (CPC)

The CPC issues pronouncements and interpretations taken as analogous to IFRS as issued by the IASB. The following are the main pronouncements and interpretations issued by the CPC that have not yet entered into force and were not early adopted by the company until December 31, 2018, as well as the equivalent IFRS:

CPC Pronouncement or Interpretation	IFRS equivalent	Effective date
ICPC 22 - Uncertainty over Income Tax Treatments	IFRIC 23 - Uncertainty over Income Tax Treatments	January 1, 2019
CPC 06 (R2) - Leasing Operations	IFRS 16 - Leases	January 1, 2019

The transitional provisions and expected effects of initial adoption with respect to each CPC pronouncement or interpretation listed above are the same as those presented for the respective IFRS in item 5.1.

6. Cash and cash equivalents

	Consolidated		Parent Company	
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Cash and banks	97	100	1	1
Financial investments	27,174	21,589	-	-
Total cash and cash equivalents	27,271	21,689	1	1

Short-term, highly liquid investments are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. These investments are held at Banco do Brasil SA and are represented by quotas of fixed income funds, which presented an average appreciation of 108% of CDI in the year, with a maturity of less than 90 days.

7. Marketable securities

	Consolidated	
Current	12.31.2018	31.12.2017
Financial investments	224,025	206,062

Investments are held at Banco do Brasil SA and are represented by quotas of fixed income funds, which presented an average appreciation of 108% of CDI in the period.

8. Trade receivables

8.1. Customer accounts receivable, net

	Consolidated		Parent Company	
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Clients				
Contractors	10,410	9,674	143	145
Related parties (explanatory note 14)	337,894	126,126	162,135	150,996
	348,304	135,800	162,278	151,141
Current	348,304	135,800	162,278	151,141

Customer accounts receivable that were classified pursuant to IAS 39/CPC 38 in the “Receivables” category after the adoption of IFRS 9/CPC 48 are classified in the amortized cost category.

97

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

8.2. **Financial assets receivables**

As of December 31, 2018, the amount of R$ 329,777 (R$ 221,661 in 2017) represents the funds invested in senior quotas of the Non-Standardized Credit Rights Investment Fund (FIDC-NP). FIDC-NP is primarily intended for the acquisition of performed and/or non-performing credit rights from operations carried out by subsidiaries and controlled investees, exclusive of the Petrobras System.

The investment of these funds in FIDC-NP is treated as "receivables", considering that the fund's support is mainly of acquired credit rights and are classified in the fair value through profit or loss category.

The Company's exposure to customer credit risk is disclosed in explanatory note 24.5.

9. **Investments**

9.1. **Direct investments (Parent Company)**

	% of Direct interest of Logigás	% in voting capital	Net equity	Net Income of the year
Consolidated Company				
Subsidiary				
Transportadora Gasoduto Bolívia-Brasil S.A. – TBG	51%	51%	515,037	585,865
Joint ventures (i)				
GNL Gemini Com. e Logística de Gás Ltda.	40%	40%	122,963	7,375
Affiliated (i)				
Transportadora Sulbrasileira de Gás S.A. - TSB	25%	25%	21,544	4,918
Others (ii)				
Gas TransBoliviano - GTB	11%	11%	1,162,561	215,929

(i) For the valuation of investments by the equity method in Logigás, related to joint ventures and affiliates, the financial statements for November 2018 were used.
(ii) Investment valued by cost method

9.2. **Investment change (Parent Company)**

	Balance on 12.31.2017	Income from equity-accounted investments	Dividends	Other Comprehensive results	Reduction/ Write-Off of Investment	Balance on 12.31.2018
Subsidiaries						
Transportadora Gasoduto Bolívia-Brasil S.A. - TBG	261,280	298,791	(287,533)	(9,869)	-	262,669
Joint ventures						
GNL Gemini Com. e Logística de Gás Ltda.	46,235	2,950	-	-	-	49,185
Affiliate						
Transportadora Sulbrasileira de Gás S.A. - TSB	6,535	1,229	(1,128)	-	1,250	5,386
Subsidiaries, controlled investees, operations/ joint ventures	314,050	302,970	(288,661)	(9,869)	(1,250)	317,240
Investment in Gas Transboliviano S.A. - GTB, assessed by cost method -	24,254	-		-	-	24,254
Other (i) (ii)	77	-	-	-	(61)	16
Total investments	338,381	302,970	(288,661)	(9,869)	(1,311)	341,510

(i) Investment write-off in Petrobras Comercializadora de Energia - PBEN with cash receipt.
(ii) Balance refers to the shares of Companhia Tim.

98

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

9.3. Subsidiary Information

Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. - TBG - incorporated on April 18, 1997, its purpose is the operation of the Bolivia-Brazil Gas Pipeline, on the Brazilian side, and activities associated with the transport of natural gas in its region of influence, including fiber optic telecommunications.

The recovery of investments in the Bolivia-Brazil Gas Pipeline is guaranteed by the 20 to 40-year transportation service contracts, summarized below, in the ship or pay mode, in which customers are required to pay for the contracted transportation capacity, regardless of the transported volume:

i. Basic quantities transportation contract (TCQ) - for 18 million m3/day, with a term of 20 years and effective until December 2019. The available transport capacity as of 2020 under this contract will be offered to interested shippers through the Public Call process, in line with MME Ordinance 472/2017 and Resolutions no. 15/2014 and no. 11/2016. of the ANP. TBG sent the Draft Notice to the ANP in 2018 and it is expected that the Public Call will take place from May 2019.

ii. Additional Quantities Transport Agreement (TCO) - for 6 million m3/day, with advance payment and 40-year term, effective through September 2041.

iii. Complementary quantities transportation contract (TCX) - for 6 million m3/day, with a term of 20 years and effective until December 2021.

iv. Transport contract resulting from the Public Competition for Capacity Allocation - CPAC 2007 - for an additional capacity of 5.2 million m³/day in the southern section of the pipeline, between Paulínia and Araucária, with a term of 20 years and effective until September 2030.

The current contracts are established with the client Petrobras.

9.4. Non-controlling shareholder's interest

The total interest of non-controlling shareholders in the Company's shareholders' equity is R$ 252,368, which is assigned to non-controlling shareholders of Transportadora Gasoduto Bolívia-Brasil SA.

The following is the summarized accounting information:

	Transportadora Brasileira Gasoduto Bolívia-Brasil S.A.	
	12/31/2018	12/31/2017
Current assets	676,249	463,510
Long term assets	2,096	1,999
Fixed assets	1,796,765	1,963,877
Other noncurrent assets	8,550	10,944
	2,483,660	2,440,330
Current Liabilities	672,373	820,708
Noncurrent Liabilities	1,296,250	1,107,309
Net Equity	515,037	512,313
	2,483,660	2,440,330
Net operating revenues	1,553,487	1,332,188
Net profit for the year	585,865	541,713
Cash and cash equivalents generated in the year	27,270	21,688

99

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

9.5. Summary financial information of joint ventures and affiliates

The Company invests in joint ventures and affiliates in the country, whose activity is basically related to gas transportation. The summary accounting information is as follows:

		12/31/2018					12/31/2017
	Controlled joint ventures		Joint ventures				Affiliate
	GNL Gemini	TSB	GNL Gemini	TMN	TNG	Total	TSB
Current assets	91,950	7,365	83,772	54	27	83,853	10,787
Long term assets	33,295	-	33,328	2	193	33,523	-
Fixed assets	33,635	14,312	35,483	8,094	2	43,579	15,435
Intangible	-	1,043	-	2	3	5	1,130
	158,880	22,720	152,583	8,152	225	160,960	27,352
Current Liabilities	31,969	844	31,000	23	21	31,044	882
Noncurrent Liabilities	3,948	332	5,995	-	-	5,995	332
Net Equity	122,963	21,544	115,588	8,129	204	123,921	26,138
	158,880	22,720	152,583	8,152	225	160,960	27,352
Net operating revenues	39,761	10,639	41,783	-	-	41,783	10,461
Net profit for the period	7,375	4,918	7,200	(107)	(259)	6,834	4,806
Interest Percentage -%	40%	25%	40%	45%	50%	40% to 50%	25%

Corporate restructurings related to the Company's equity interests are presented in explanatory note 1.1.

10. Fixed assets

10.1. By asset type

				Consolidated
	Land, buildings and improvements	Pipelines and equipment of transport	Assets under construction	Total
Balance on December 1, 2017	6,241	2,029,548	51,764	2,087,553
Additions	-	709	58,309	59,018
Write-offs	(17)	(6)	-	(23)
Transfers	-	80,516	(83,691)	(3,175)
Depreciation	(540)	(178,098)	-	(178,638)
Balance on December 31, 2017	5,684	1,932,669	26,382	1,964,735
Costs	11,817	4,587,578	26,382	4,625,777
Accumulated depreciation	(6,133)	(2,654,909)	-	(2,661,042)
Balance on December 31, 2017	5,684	1,932,669	26,382	1,964,735
Additions	-	241	29,257	29,498
Write-offs	-	(4)	-	(4)
Transfers	-	32,830	(45,237)	(12,407)
Depreciation	(529)	(183,671)	-	(184,200)
Balance on Monday, December 31, 2018	5,155	1,782,065	10,402	1,797,622
Costs	11,817	4,620,336	10,402	4,642,555
Accumulated depreciation	(6,662)	(2,838,271)	-	(2,844,933)
Balance on Monday, December 31, 2018	5,155	1,782,065	10,402	1,797,622
Weighted average lifetime in years	4 to 25	30		

100

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

10.2. **Breakdown by estimated useful life - Consolidated**

	Pipeline and transport equipment and other goods		
Estimated useful life	Costs	Depreciation accumulated	Balance 12/31/2018
Up to 5 years	19,323	(17,533)	1,790
6 - 10 years	36,048	(30,363)	5,685
26 - 30 years	4,575,296	(2,797,037)	1,778,259
	4,630,667	(2,844,933)	1,785,734
Buildings and improvements	10,331	(6,662)	3,669
Gas pipelines, equipment and other goods	4,620,336	(2,838,271)	1,782,065

The estimate of the economic useful life of equipment and other goods was revised in 2018, based on reports prepared by internal appraisers.

11. **Suppliers**

	Consolidated		Parent Company	
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Third parties in the country	46,589	48,289	1,587	2,659
Related parties (explanatory note 14)	24,746	60,235	24,746	25,445
Total Current Liabilities	71,335	108,524	26,333	28,104

12. **Financing**

Loans and financing are intended for the construction and expansion of the pipeline network, among other multiple uses.

Changes in long-term financing balances are as follows:

31

101

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

			Consolidated
	Subordinated Loans		
	Multilateral Credit agencies	Others Shareholders	Total
Noncurrent			
Abroad			
Balance on January 1, 2017	56,355	83,681	140,036
Monetary and exchange variations	920	1,248	2,168
Long Term to Short Term Transfer	(57,275)	(84,929)	(142,204)
Balance on December 31, 2017	-	-	-
Current			
Abroad			
Balance on January 1, 2018	57,303	86,325	143,628
Monetary and exchange variations and interest incurred	9,488	30,202	39,690
Principal and interest payments	(66,791)	(116,527)	(183,318)
Balance on Monday, December 31, 2018	-	-	-

	Consolidated	
	12/31/2018	12/31/2017
Current		
Current Portion of Long Term Debt	-	142,129
Accrued Interest	-	1,499
	-	143,628

12.1. **Subordinated Loans**

As provided for in the "TBG Shareholders' Agreement for Capital Contributions and Other Covenants", the funding required to finance the construction of the Bolivia-Brazil Gas Pipeline included US$ 310 million from shareholders to fund the basic budget of the enterprise. Of this total, 59% was booked as subordinated loans and 41% as share capital, both paid in proportion to the ownership interest of each shareholder.

Until April 2000, shareholders were also responsible for financing TBG's administrative expenses, which totaled US$ 19 million. Of this total, 50% was recorded as subordinated loans and 50% as paid-in capital, also in proportion to the ownership interest of each shareholder.

Loans from multilateral credit agencies and export credit agencies are a priority condition for settlement and are therefore qualified as senior debt. Loans obtained from shareholders must be subsequently settled and are therefore qualified as subordinated loans. Both have long term characteristics.

Subordinated loans total US$ 192.4 million, yielding interest of 15% per annum, the principal of which will be repaid after the financing of the multilateral credit agencies is settled. In 2016, senior debt holders were authorized to repay a total of US$ 140 million, resulting in a balance of US$ 52.4 million that was settled in December 2018.

12.2. **Financing from multilateral credit agencies**

Inter-American Development Bank (IDB)

Contract of US$ 240 million at LIBOR interest rate (variable determined by the IDB IADB rate), which on December 31, 2017 was 1.58%, plus spread of 1.35% p.a. totaling 2.93% p.a. The total amount contracted was withdrawn until December 2001 and the last installment was due on December 15, 2018.

102

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) European Investment Bank (EIB) Contract of US$ 60 million at an interest rate determined by the Bank (EIB internal rate) at 7.09% p.a. The total amount contracted was withdrawn at once in 1999 and the last installment was due on June 15, 2018. For the periods ended on 12.31.2018 and 12.31.2017, the Company complied with all covenants. 13. Leases 13.1. Minimum operating lease payments 2018 2019 5,196 2020 4,233 2021 4,233 2022 1,395 Total 15,057 Operating lease transactions are based on IFRS 16 as of January 1, 2019, as described in explanatory note 5.1. 14. Related Parties 14.1. Business Transactions and Other Operations The Company has a Petrobras System Related Party Transaction policy, which aims to establish rules to ensure that all decisions involving related parties and situations with potential conflict of interest comply with the law and the parties involved in the negotiations. This policy guides Petrobras Group companies and their workforce in the execution of Related Party Transactions and in situations where there is potential conflict of interest in these operations, in order to ensure the Company's interests, aligned with the transparency of the processes and the best Corporate Governance practices, based on the following rules and principles: • Prioritization of the Company's interests independent of the counterparty in the business; • Application of strictly commutative conditions, respecting the transparency, equity and interests of the Company; • Conducting transactions without conflict of interest and in compliance with market conditions, especially with respect to terms, prices and guarantees, as applicable, or with adequate compensatory payment; and • Properly and timely disclosure in compliance with current legislation. The policy also aims to ensure proper and diligent decision-making by the Company's management. 103Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) European Investment Bank (EIB) Contract of US$ 60 million at an interest rate determined by the Bank (EIB internal rate) at 7.09% p.a. The total amount contracted was withdrawn at once in 1999 and the last installment was due on June 15, 2018. For the periods ended on 12.31.2018 and 12.31.2017, the Company complied with all covenants. 13. Leases 13.1. Minimum operating lease payments 2018 2019 5,196 2020 4,233 2021 4,233 2022 1,395 Total 15,057 Operating lease transactions are based on IFRS 16 as of January 1, 2019, as described in explanatory note 5.1. 14. Related Parties 14.1. Business Transactions and Other Operations The Company has a Petrobras System Related Party Transaction policy, which aims to establish rules to ensure that all decisions involving related parties and situations with potential conflict of interest comply with the law and the parties involved in the negotiations. This policy guides Petrobras Group companies and their workforce in the execution of Related Party Transactions and in situations where there is potential conflict of interest in these operations, in order to ensure the Company's interests, aligned with the transparency of the processes and the best Corporate Governance practices, based on the following rules and principles: • Prioritization of the Company's interests independent of the counterparty in the business; • Application of strictly commutative conditions, respecting the transparency, equity and interests of the Company; • Conducting transactions without conflict of interest and in compliance with market conditions, especially with respect to terms, prices and guarantees, as applicable, or with adequate compensatory payment; and • Properly and timely disclosure in compliance with current legislation. The policy also aims to ensure proper and diligent decision-making by the Company's management. 103

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

	Consolidated				Parent Company				
			12/31/2018	12/31/2017				12.31.2018	31.12.2017
	Petrobras	Other	Total	Total	Petrobras	TBG	Other	Total	Total
Assets									
Current									
Accounts receivable, mainly for natural gas transportation	139,677	1,315	140,992	119,852	1,434	2,532	1,315	5,281	5,132
Exchange Rate Effect on Tariff - 2019 (note 13.1.1)	189,443	-	189,443	-	-	-	-	-	-
Dividends receivable	-	7,459	7,459	6,274	-	149,395	7,459	156,854	144,411
Loans Granted	-	-	-	-	-	-	-	-	88.403
Charges on loans	-	-	-	-	-	-	-	-	1,453
	329,120	8,774	337,894	126,126	1,434	151,927	8,774	162,135	239,399
	329,120	8,774	337,894	126,126	1,434	151,927	8,774	162,135	239,399
Liabilities									
Current									
Customer early payment - capacity of transportation (note 13.1.2)	59,301	-	59,301	52,014	-	-	-	-	-
Suppliers linked to expense transfer	24,666	-	24,666	25,228	24,666	-	-	24,666	25,228
Exchange Rate Effect on Tariff - 2018 (note 13.1.1)	-	-	-	34,789	-	-	-	-	-
Proposed dividends	80,232	-	80,232	146,810	80,232	-	-	80,232	146,810
Other payables - assignment range of servitude	2,187	-	2,187	2,187	-	-	-	-	-
Other accounts payable	-	80	80	218	-	-	80	80	217
	166,386	80	166,466	261,246	104,898	-	80	104,978	172,255
Noncurrent									
Customer early payment - capacity of transportation (note 13.1.2)	779,352	-	779,352	753,794	-	-	-	-	-
Other Accounts Payable - Assignment range of servitude	3,437	-	3,437	5,624	-	-	-	-	-
	782,789	-	782,789	759,418	-	-	-	-	-
	949,175	80	949,255	1,020,664	104,898	-	80	104,978	172,255
Results									
Gross revenues from services	1,877,983	-	1,877,983	1,629,073	-	-	-	-	-
Net monetary and exchange variations	(110,090)	-	(110,090)	(8,194)	(7,696)	23,634	-	15,938	(1,432)
Net financial revenues	-	-	-	-	-	14,631	-	14,631	12,842
	1,767,893	-	1,767,893	1,620,879	(7,696)	38,265	-	30,569	11,410

The main transactions with related parties refer to accounts payable to Petrobras, arising from the transfer of expenses in the construction of the Bolivia-Brazil Gas Pipeline, plus financial charges compatible with those of the market for similar operations; advances made by Petrobras relating to the transportation capacity advance purchase agreement (TCO) for the construction of the pipeline, subject to restatement based on the US dollar rate and financing entered into by the parent company of Petrobras Logística de Gás S.A. and financial institutions for the acquisition of materials and equipment, passed on to TBG under contracts and under the same conditions contracted.

TBG's relationship with Petrobras, which involves commercial transactions related to the transportation of natural gas, are carried out at prices adjusted in contracts with long-term "Ship-or-Pay" clauses. Due to the specifics of the project there is no market price reference that can be used in this case, however the rates agreed support the economic recovery of the investments made.

104

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

14.1.1. Exchange rate effect on TBG tariff

Under contractual terms, the transportation tariff for the year is fixed in January, and calculated on a monthly basis the difference between the amount calculated in reais against the US dollar parity on the day of receipt and the rate fixed in reais at the beginning of the year. Differences calculated monthly are recorded in the income statement for the year in which they are calculated, generating an amount receivable or refundable to Petrobras, by offsetting the following year's transportation tariff, considering the quantities provided for in the contracts. Up to December 31, 2018, the amount of R$ 189,443 to be recovered via tariff increase was calculated in 2019 (in 2017 the amount of R$ 34,789 was determined, and returned in 2018 via tariff reduction).

14.1.2. Advances received by TBG from Petrobras

Refers to the amount received in advance of the TCO contract, paid by Petrobras, equivalent to US$ 302 million, which was intended to finance the construction of the Bolivia-Brazil Gas Pipeline, as provided for in the TBG Shareholders' Agreement for Capital Contributions and other Covenants", and is being settled through the provision of services over a period of 40 years from 2001.

It also includes prepayment for financing of the expansion of the southern stretch, which is being settled through service provision over a 20-year period from October 2010, and new delivery stations, which will be settled through service provision, after the completion of each work.

It also includes the prepayment of the lease of part of the pipeline's servitude range (passage area) for a period of 20 years as of 25 July 2001. Initially this agreement was signed with Gaspetro and on June 1, 2012 was assigned to Petrobras.

14.2. **Compensation of the Company's Management**

The Board of Directors' fees are set at the General Shareholders' Meeting, while the compensation of the executive board is individualized by the Board of Directors.

The determination of the global amount of R$ 4,995 valid for the period from April 2018 to March 2019 was resolved. The compensation of the members of the Company's Board of Directors was subject to resolution of the General and Extraordinary Shareholders' Meeting held on April 25, 2018.

15. Taxes

15.1. Current taxes

Income tax and social contribution				**Consolidated**
		Current Assets	**Current**	
	Liabilities	12.31.2018	31.12.2017	31.12.2018
		31.12.2017		
Income tax on profits	10,208	9,960	62,578	36,627
Social contribution on profits	1,950	1,846	26,660	16,052
	12,158	11,806	89,238	52,679

				Parent company
	Current Assets		**Current Liabilities**	
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Income tax on profits	10,208	9,960	862	-
Social contribution on profits	1,950	1,846	1,067	1,936
	12,158	11,806	1,929	1,936

105

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

Other taxes and contributions				**Consolidated**
		Current Assets		**Current Liabilities**
	12/31/2018	**12/31/2017**	**12/31/2018**	**12/31/2017**
ICMS	-	3,709	28,124	8,748
PIS/COFINS	28	8,069	37,470	17,790
Withholding income tax and social contribution	3,980	16,288	215	191
Others	-	-	1,418	1,323
	4,008	28,066	67,227	28,052

				Parent company
	Current Assets		**Current Liabilities**	
	12/31/2018	**12/31/2017**	**12/31/2018**	**12/31/2017**
PIS/COFINS	-	59	193	281
Withholding income tax and social contribution	-	6,212	6	3
Others	-	-	11	68
	-	6,271	210	352

15.2. Deferred income tax and social contribution - noncurrent

The grounds and expectations for realization are as follows:

a) Deferred income tax and social contribution changes are shown as follows:

				Consolidated	**Parent company**
	Fixed assets and Intangible	**Loans, accounts receivable/payable and financing**	**Others**	**Total**	**Total**
On January 1, 2017	(279,618)	128,659	23,169	(127,790)	4,347
Recognized in income for the year	(91,483)	(65,641)	(3,176)	(160,300)	(4,347)
Recognized in net equity	-	-	(2,378)	(2,378)	-
On December 31, 2017	(371,101)	63,018	17,615	(290,468)	-
Recognized in income for the year	(92,000)	(50,380)	7,552	(134,828)	(481)
On Monday, December 31, 2018	(463,101)	12,638	25,167	(425,296)	(481)
Deferred Tax Assets				-	-
Deferred Tax liabilities				(290,468)	-
On December 31, 2017				(290,468)	-
Deferred Tax Assets				-	-
Deferred Tax liabilities				(425,296)	(481)
On Monday, December 31, 2018				(425,296)	(481)

b) Payment of deferred income tax and social contribution

Management considers that deferred tax assets will be paid in proportion to carrying out of provisions and the final resolution of future events, both based on projections made.

106

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

As of December 31, 2018, the expected payment of deferred tax assets and liabilities is as follows:

	Deferred tax on income and CSLL, net
	Consolidated
	Liabilities
2019	129,952
2020	(54,048)
2021	(54,048)
2022	(54,048)
2023	(54,048)
2024 onwards	(339,056)
	(425,296)

15.3. Income tax and social contribution reconciliation

The reconciliation of taxes calculated at nominal rates and the amount of taxes booked are as follows:

	Consolidated		Parent Company	
	2018	2017	2018	2017
Profit before taxes	938,853	885,207	349,519	337,509
Income tax and social contribution at nominal rates (34%)	(319,210)	(300,970)	(118,836)	(114,753)
Adjustments for calculation of effective rate:				
Write off of Deferred Income Tax/SC	-	(4,347)	-	(4,347)
Interest in subsidiary and affiliates	1,421	2,649	103,010	95,896
Health plan benefit expenses	(3,350)	(3,377)	-	-
Permanent exclusions/(additions), net	7,179	(1,941)	4,126	(5,230)
Income tax and social contribution	(313,960)	(307,986)	(11,700)	(28,434)
Deferred income tax and social contribution	(134,828)	(160,300)	(481)	(4,347)
Current income tax and social contribution	(179,132)	(147,686)	(11,219)	(24,087)
Total	(313,960)	(307,986)	(11,700)	(28,434)
Effective rate of income tax and social contribution	33.44%	34.79%	3.35%	8.42%

16. Benefits granted to employees

Balances relating to employee benefits are shown as follows:

		Consolidated
	2018	2017
Noncurrent Liabilities		
Petros 2 Pension Plan	16,362	14,804
AMS Health Plan	72,284	42,619
	88,646	57,423

16.1. Petros Plan 2 - Petrobras Social Security Foundation

The management of the Company's supplementary pension plan is the responsibility of the Petrobras Social Security Foundation (Petros), which was established by Petrobras as a private, non-profit legal entity with administrative and financial autonomy.

From August 1, 2009, TBG implemented the Supplementary Pension Plan, called Petros TBG Plan, which was established under the defined contribution modality for social security benefits and has variable contribution to risk benefits. In February 2012, all TBG employees migrated from the Petros TBG plan to the Petros 2 plan.

107

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) The share of this plan with defined benefit characteristics refers to the coverage of risk with disability and death, guarantee of a minimum benefit and life annuity, and related actuarial commitments are recorded according to the projected credit unit method. The share of the plan with a defined contribution characteristic is intended to form a reserve for scheduled retirement, whose contributions are recognized in the income statement according to the payment. The share of the defined benefit contribution is suspended between July 1, 2012 and June 30, 2019, as decided by the Deliberative Board of the Petros Foundation, which was based on the recommendation of the Foundation's Actuarial Consulting. In this way, all contributions of this period are being allocated to the individual account of the participant. The expected contributions from the sponsors for 2019 are R$ 2,430, related to the defined contribution portion. 16.2. Health Plan - Multidisciplinary Health Care (AMS) The Transportadora Brasileira Gasoduto Brasil Bolívia - TBG maintains an average assistance plan (AMS), which covers all employees of companies in Brazil (active and inactive) and their dependents. The plan is managed by the Company itself and its management is based on principles of self-sustainability of the benefit, and has preventive and health care programs. The main risk associated with health benefits is related to the pace of growth of medical costs, which is due to the implementation of new technologies and the inclusion of new coverage, as well as increased health consumption. In this sense, the Company seeks to mitigate this risk by continuously improving its technical and administrative procedures, as well as improving the various programs offered to beneficiaries. Employees contribute a pre-defined monthly installment for high risk coverage and a portion of expenses incurred related to other coverage, both established according to participation tables based on certain parameters, including salary levels, in addition to the pharmacy benefit that provides special conditions for the acquisition of certain medicines in registered pharmacies spread out throughout the national territory. The health care plan is not covered by collateral. The payment of benefits is made by the Company based on the costs incurred by participants. 16.3. CGPAR Resolutions On January 18, 2018, the Inter-Ministerial Commission for Corporate Governance and Union Administration (CGPAR), through CGPAR Resolutions 22 and 23 of January 18, 2018, established guidelines and parameters for corporate governance and cost limits of federal state-owned companies on self-management health care benefits. The main purpose of the resolutions is to enable the sustainability and the economic-financial and actuarial balance of state-owned companies’ health plans. Companies have up to 48 months to adjust their plans to the new rules. The impacts that the implementation of CGPAR Resolution no. 23 may cause in the AMS plan, among them, a likely reduction in actuarial liabilities, in view of the change in the company's participation rule in the costing of the plan, which will respect the parity limit between the company and the participants. 108Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Explanatory notes (In thousands of reais, unless stated otherwise) The share of this plan with defined benefit characteristics refers to the coverage of risk with disability and death, guarantee of a minimum benefit and life annuity, and related actuarial commitments are recorded according to the projected credit unit method. The share of the plan with a defined contribution characteristic is intended to form a reserve for scheduled retirement, whose contributions are recognized in the income statement according to the payment. The share of the defined benefit contribution is suspended between July 1, 2012 and June 30, 2019, as decided by the Deliberative Board of the Petros Foundation, which was based on the recommendation of the Foundation's Actuarial Consulting. In this way, all contributions of this period are being allocated to the individual account of the participant. The expected contributions from the sponsors for 2019 are R$ 2,430, related to the defined contribution portion. 16.2. Health Plan - Multidisciplinary Health Care (AMS) The Transportadora Brasileira Gasoduto Brasil Bolívia - TBG maintains an average assistance plan (AMS), which covers all employees of companies in Brazil (active and inactive) and their dependents. The plan is managed by the Company itself and its management is based on principles of self-sustainability of the benefit, and has preventive and health care programs. The main risk associated with health benefits is related to the pace of growth of medical costs, which is due to the implementation of new technologies and the inclusion of new coverage, as well as increased health consumption. In this sense, the Company seeks to mitigate this risk by continuously improving its technical and administrative procedures, as well as improving the various programs offered to beneficiaries. Employees contribute a pre-defined monthly installment for high risk coverage and a portion of expenses incurred related to other coverage, both established according to participation tables based on certain parameters, including salary levels, in addition to the pharmacy benefit that provides special conditions for the acquisition of certain medicines in registered pharmacies spread out throughout the national territory. The health care plan is not covered by collateral. The payment of benefits is made by the Company based on the costs incurred by participants. 16.3. CGPAR Resolutions On January 18, 2018, the Inter-Ministerial Commission for Corporate Governance and Union Administration (CGPAR), through CGPAR Resolutions 22 and 23 of January 18, 2018, established guidelines and parameters for corporate governance and cost limits of federal state-owned companies on self-management health care benefits. The main purpose of the resolutions is to enable the sustainability and the economic-financial and actuarial balance of state-owned companies’ health plans. Companies have up to 48 months to adjust their plans to the new rules. The impacts that the implementation of CGPAR Resolution no. 23 may cause in the AMS plan, among them, a likely reduction in actuarial liabilities, in view of the change in the company's participation rule in the costing of the plan, which will respect the parity limit between the company and the participants. 108

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

16.4. Changes in actuarial liabilities

						Consolidated
			2018			2017
	Pension Plan Petros 2	Health Plan AMS	Total	Pension Plan Petros 2	Health Plan AMS	Total
Changes in the present value of actuarial obligations						
Actuarial obligation at beginning of year	14,804	42,608	57,412	12,935	39,912	52,847
Costs recognized in profit or loss	2,290	9,854	12,144	2,672	9,933	12,605
Other comprehensive income	(732)	19,835	19,103	(803)	(7,226)	(8,029)
Actuarial liability at year end	16,362	72,297	88,659	14,804	42,619	57,423
Amounts recognized in the balance sheet						
Present value of obligations	26,448	72,284	98,732	19,567	42,608	62,175
(-) Fair value of plan assets	(10,085)	-	(10,085)	(4,763)	-	(4,763)
Net actuarial liabilities as of December 31	16,363	72,284	88,647	14,804	42,608	57,412
Actuarial Remeasurements:						
Losses (earnings)/experience	(51)	817	766	(2,093)	(1,630)	(3,723)
Losses (earnings)/demographic assumptions	-	4,423	4,423	(1,484)	(1,670)	(3,154)
Losses (earnings)/financial assumptions	4,725	14,596	19,321	2,767	(3,926)	(1,159)
Income on Plan Assets (Higher)/Lower than Discount Rate	(5,406)	-	(5,406)	7	-	7
Total remeasurements booked in ORA	(732)	19,836	19,104	(803)	(7,226)	(8,029)

16.5. Profit sharing participation

Employees' profit sharing (PLR) is based on the legal provisions in force, as well as the guidelines established by the Secretariat of Coordination and Governance of State-Owned Companies - SEST, the Ministry of Planning, Budget and Management, and the Ministry of Mines and Energy, being related to consolidated net income assigned to Petrobras shareholders.

In 2018, the Company, based on the assumptions in reference, provisioned R$ 10,092 (R$ 2,836 in 2017) of PLR.

17. Net Equity

17.1. Share Capital

As of December 31, 2018, the subscribed and paid-up capital in the amount of R$ 434,869 is represented by 286,372 common shares, all nominative and without nominal value.

On October 26, 2017, as approved by the Company's Extraordinary Shareholders' Meeting, the capital reduction of Logigás, in the amount of R$ 522,581, was approved due to excess capital and this amount was refunded to Petrobras on December 27, 2017.

17.2. Profit reserves

a) Legal reserves

Constituted through the appropriation of 5% of the net income for the year, pursuant to article 193 of the Brazilian Corporation Law, limited to 20% of the shareholders' equity.

109

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

17.3. Dividends

In 2017, the minimum mandatory dividend could not be less than fifty percent (50%) of adjusted net income, pursuant to Brazilian Corporate Laws.

At the Extraordinary Shareholders' Meeting of Petrobras Logística de Gás S.A., held on December 14, 2018, the amendment of the minimum percentage of mandatory dividends to twenty-five percent (25%) of adjusted net income was approved.

The proposed dividend for the year 2018, which is being submitted by Logigás management for shareholder approval at the 2018 General Shareholders' Meeting, in the amount of R$ 320,928, complies with the rights granted to shareholders.

Basic Income Statement for dividend calculation:

	12/31/2018	12/31/2017
Net profit for the year (Parent Company)	337,819	309,075
Appropriation:		
Legal reserves	(16,891)	(15,454)
Basic Profit for Dividend Determination	320,928	293,621
Mandatory minimum dividends equivalent to 25% of basic income - R$ 0.28 per common share	80,232	146,810
(In 2017, equivalent to 50% of basic income - R$ 0.51 per common share)		
Proposed additional dividends - R$ 0.84 per common share (In 2017, R$ 0.51 per common share)	240,696	146,811
Total proposed dividends	320,928	293,621

17.4. Earnings per share

	Consolidated		Parent Company	
	2018	2017	2018	2017
Net income assigned to Petrobras Logística de Gás S.A. shareholder	337,819	311,781	337,819	309,075
Number of common shares	286,372	286,372	286,372	286,372
Basic and diluted net income per common share (R$ per share)	1,179.65	1,088.73	1,179.65	1,079.28

18. Service revenue

	Consolidated	
	2018	2017
Gross revenues from services	1,568,051	1,389,333
Gross revenue from unexercised rights (breakage)	309,932	239,740
Total gross revenue from services	1,877,983	1,629,073
Service Charges	(324,496)	(296,885)
Service Revenue	1,553,487	1,332,188

The increase in service revenues is mainly due to the exchange rate effect on the tariff of piped natural gas transportation services.

110

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

19. Other net expenses (income)

	Consolidated			Parent Company
	2018	2017	2018	2017
Dividend Revenue (GTB)	22,052	18,575	22,052	18,575
Reversal/Expense with provision for loss on lawsuits	4,693	2	4,693	2
Contractual fines	42	188	42	189
Provision for land recovery - ICC	-	(19,999)	-	(19,999)
Profit sharing participation	(10,092)	(2,836)	-	-
Others, net	288	145	252	-
Total	16,983	(3,925)	27,039	(1,233)

20. Costs and Expenses by Nature

	Consolidated		Parent Company	
	2018	2017	2018	2017
Depreciation and amortization	(188,411)	(182,263)	-	-
Personnel expenses	(181,284)	(164,655)	(13,527)	(12,488)
Contracted services	(69,708)	(77,182)	(9,673)	(7,406)
Consumption of materials and energy	(42,002)	(16,433)	-	-
Rental of equipment, compressors and compression services	(18,634)	(18,899)	-	-
Taxes	(4,451)	(7,662)	(3,566)	(5,531)
Reversal/Expense with contingency provision	4,693	2	4,693	2
Investment dividends at cost (GTB)	22,052	18,575	22,052	18,575
Provision for land recovery - ICC	-	(19,999)	-	(19,999)
Others	(20,621)	(19,375)	294	189
Total	(498,366)	(487,891)	273	(26,658)
In the Income Statement				
Cost of goods sold and services provided	(385,976)	(359,557)	-	-
General and administrative costs	(124,922)	(116,747)	(23,200)	(19,894)
Taxes	(4,451)	(7,662)	(3,566)	(5,531)
Other net revenues	16,983	(3,925)	27,039	(1,233)
Total	(498,366)	(487,891)	273	(26,658)

The increase in the cost of Consumption of Materials and Energy (R$ 25,559) was basically due to the change in the ICMS tax regime on gas consumed.

111

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

21. Net Finance Income

	Consolidated		Parent Company	
	2018	2017	2018	2017
Debt Expenses	(15,785)	(16,774)	-	-
Exchange and monetary variations without net debt	(126,299)	(11,278)	-	-
Financial results on net debt	(142,084)	(28,052)	-	-
Revenue from financial investments	1,930	3,712	-	-
Income from financial assets receivables	14,258	69,796	14,258	69,796
Income from securities	15,908	35,429	-	-
Loan income	-	-	14,631	12,842
Other net expenses and financial income	86	(4,840)	837	(11)
Monetary variations on dividends proposed and receivable	(14,174)	(41,914)	(956)	(2,818)
Other net exchange and monetary variations	3,629	(1,012)	17,506	2,311
Net Finance Income	(120,447)	33,119	46,276	82,120
Revenues	32,890	109,833	29,730	82,638
Expenses	(16,493)	(22,510)	(4)	(11)
Exchange and monetary variations, net	(136,844)	(54,204)	16,550	(507)
	(120,447)	33,119	46,276	82,120

22. Supplementary information to the cash flow statement

		Consolidated
	2018	2017
Amounts paid and received during the period Income tax and social contribution	102,585	284,339
Taxpayer withholding tax	30,558	31,449

23. Lawsuits and contingencies

23.1. Provisioned Lawsuits

The Company has made provisions in an amount sufficient to cover likely losses for which a reliable estimate can be made.

The provisioned values are shown as follows:

		Consolidated
	12/31/2018	12/31/2017
Provision for environmental recovery	19,999	24,721
Provision for tax contingency	815	786
Total	20,814	25,507
Current Liabilities	-	**4,722**
Noncurrent Liabilities	**20,814**	**20,785**

As of December 31, 2018, the amount of R$ 19,999 refers to the provision for expenses with environmental recovery of degraded areas (land) used by the extinct Indústria Carboquímica Catarinense S/A - ICC (incorporated by Logigás), located in the state of Santa Catarina.

The change in 2018 refers mainly to the reversal of part of the provision for environmental expenses, in the amount of R$ 4,722, based on the opinion of the Company's legal counsel.

112

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

23.2. Judicial deposits

Judicial deposits are presented according to the nature of the corresponding causes:

		Consolidated
Non-Current Assets	**12.31.2018**	**31.12.2017**
Labor	6	-
Tax	2,241	2,134
Civil	2,188	1,999
Total	4,435	4,133

23.3. Unprovisioned lawsuits

Lawsuits constituting present obligations whose outflow of resources is not likely or for which it is not possible to make a sufficiently reliable estimate of the value of the obligation, as well as those that do not constitute present obligations, are not recognized but are disclosed unless the possibility of funds outflow is remote.

The estimated contingent liabilities for lawsuits at December 31, 2018 for which the likelihood of loss is considered possible are presented in the following table:

		Consolidated
Nature	**12.31.2018**	**31.12.2017**
Civil	419,368	384,529
Labor	34,663	2,346
Tax	62,548	63,263
Others	7,912	664
	524,491	**450,802**

The following table details the main civil lawsuits, whose loss expectations are classified as likely:

Description of civil lawsuits		Estimate
	2018	2017
Plaintiff: MPE Montagens e Projetos Especiais S.A. (TBG)		
1) Indemnity of losses and damages for economic and financial imbalance of the contract Current situation: Process in the instructional phase. The subpoena of the parties is awaited for a statement on the forensic report.	254,000	223,487
Plaintiff: Mendes Junior Trading e Engenharia Ltda (TBG)		
2) Indemnity on account of losses in the execution of contracted services Current situation: Court decision published acknowledging the occurrence of the prescription of the claimant request. Appeal Mendes Jr. Ruled as unfounded. The company filed a Special Appeal pending judgment by the Superior Court of Justice.	114,000	100,177
Plaintiff: MPE Montagens e Projetos Especiais S.A. (TBG)		
3) Reimbursement for alleged losses and additional costs in the construction of Capão Bonito ECOMP - SP - TBG Current situation: Process in the instructional phase. Awaiting the presentation of the Report by the Judge Expert.	28,000	25,000
4) Others (TBG)	22,797	35,861
5) Others (Petrobras Logística de Gás)	571	4
Total civil lawsuits	419,368	384,529

113

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

Description of the tax lawsuit	Estimate	
	2018	2017
Plaintiff: Federal Government - SRF Social Security (Petrobrás Logística de Gás S.A.)		
1) Tax credit related to non-payment by Petrobras, Gaspetro, BR and Transpetro (joint liability) of the contributions made by individual contributing insured persons at their service. Current situation: Joint liability with Petrobras. Administrative Proceedings ruled unfavorably to the parties in the first court decision.	32,566	31,845
Plaintiff: Federal Government - SRF Social Security (Petrobrás Logística de Gás S.A.)		
2) Tax credit related to non-payment by Petrobras, Gaspetro, BR and Transpetro (joint liability) of the contributions made by individual contributing insured persons at their service. Current situation: Joint liability with Petrobras. Administrative Proceedings ruled unfavorably to GASPETRO. Petrobras filed a debt cancellation lawsuit.	12,807	12,487
3) Others (TBG)	9,466	10,611
4) Others (Petrobras Logística de Gás)	7,709	8,320
Total tax lawsuits	62,548	63,263

23.4. Assets Contingencies (not booked)

In August 2008, TBG filed a writ of mandamus to exclude from the PIS and COFINS tax bases the amounts paid as ICMS. There is a general replication of the constitutional issue dealt with in the case records of the writ of mandamus with the referral of the appeal to the 4th Specialized Class of the TRF - 2nd Region for further analysis of the matter, in view of the judgment by the Federal Supreme Court of the RE 574706/PR, representing matters dealt with in the present case and the apparent divergence of the judgment under appeal from the case law decision of the Supreme Court, so that, if deemed appropriate, an adequate decision should be taken. On 11.12.2018, a decision was published denying continuance to the Extraordinary Appeal brought by the Federal Government. The amounts involved are under analysis and cannot be reasonably estimated at this time.

24. Financial instruments and risk management

24.1. Financial instruments

The Company has operations with financial instruments. These instruments are managed through operating strategies and internal controls to ensure their liquidity and profitability. The control policy comprises ongoing monitoring of the contracted conditions versus prevailing market conditions.

In the years ended on December 31, 2018 and 2017, the Company did not make speculative investments. The results are consistent with the policies and strategies defined by the Company's management.

In the years ended on December 31, 2018 and 2017, no embedded derivatives were identified.

All transactions with financial instruments are recognized in the Company's financial statements as of December 31, 2018 and 2017 and are shown below:

114

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

	Consolidated	
	2018	2017
Assets		
Current		
Cash and cash equivalents	27,271	21,689
Marketable securities	224,025	206,062
Customer accounts receivable, net	348,304	135,800
FIDC Receivables	329,777	221,661
Judicial deposits	4,435	4,133
	933,812	589,345
Liabilities		
Current		
Suppliers	71,335	108,524
Financing	-	143,628
	71,335	**252,152**

24.2. Measurement of financial instruments

The Company's financial instruments are measured at amortized cost or fair value through profit or loss as per explanatory note 3.2.1. The fair values of these financial instruments are equivalent to their book values.

Logigás is managed by its executive officers based on the corporate risk management policy of its parent company Petrobras. Corporate risk management is part of the Company's commitment to act ethically and in compliance with legal and regulatory requirements, with a view to contributing to an appropriate balance between its growth and return goals and its level of risk exposure, either inherent to the very exercise of its activities, or arising from the context in which it operates, so that, through the effective allocation of its physical, financial and human resources, the Company can achieve its strategic goals.

The Company's operations are subject to the following risk factors:

24.3. Exchange risk

With regard to foreign exchange risk management, this is done on a corporate level by the parent company Petrobras, which seeks to identify and treat them in an integrated manner, in order to ensure efficient allocation of resources intended for asset protection.

Foreign exchange risk arises from the possibility of fluctuations in foreign currency exchange rates used by the Company and its subsidiaries to purchase equipment or services. The Company and its subsidiaries are constantly evaluating these fluctuations, seeking to renegotiate their debts as they significantly impact their financial flows.

At TBG, the advances received from Petrobras for transportation capacity, whose balance at December 31, 2018 was R$ 838,653, were not considered at risk, since their settlement will be through the provision of transportation services.

TBG's transportation service revenues are linked to the US dollar fluctuation, providing long-term natural currency hedging.

115

Petrobras Logística de Gás S.A.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Explanatory notes
(In thousands of reais, unless stated otherwise)

24.4. Interest rate risk

It arises from the possibility of the Company and its subsidiaries experiencing gains or losses related to fluctuations in interest rates on their financial assets and liabilities. In order to mitigate this type of risk, the Company and its subsidiaries follow corporate guidelines for Petrobras system companies.

24.5. Credit risk

The Company is exposed to the credit risk of financial institutions arising from its cash management, which is based on the corporate guidelines of its parent company Petrobras. Such risk consists in the impossibility of withdrawal or redemption of the deposited amounts and the possibility of non-receipt of investments in financial assets receivables. Maximum exposure to credit risk is represented by cash and cash equivalents balances and investments in financial assets receivables as of December 31, 2018. It is also represented by accounts receivable, which, however, is mitigated by having a single customer, its parent company Petrobras.

Management assesses that the credit risks associated with the balances of custody and investment in financial assets receivables are reduced, as its operations are based on analysis and corporate guidance of its parent company Petrobras and Brazilian financial institutions with recognized liquidity.

24.6. Liquidity Risk

The Company's liquidity risk is represented by the possibility of insufficient cash or other financial assets to settle obligations on the due dates.

The Company uses its funds primarily for capital expenditures, dividend payments and debt refinancing. The Company's liquidity risk is managed by the parent company Petrobras.

24.7. Insurance

In order to protect its assets, Logigás transfers, through insurance contracting, the risks that, in the event of claims, may cause losses that significantly impact the Company's assets, as well as the risks subject to mandatory insurance, either by legal or contractual provisions.

The coverages were contracted by Petrobras on behalf of TBG.

The risk assumptions adopted are not within the scope of an audit of financial statements. Consequently, they were not examined by our independent auditors.

	US$ million	
Insured Risks	Value at risk	Upper limit of indemnization
Property Damage	11.291	180
Gross Revenue Loss	134	134
Civil Liability	250	250

116

Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Executive Board EXECUTIVE BOARD MAURICIO MARTINS DA SILVA JOÃO CARLOS TRIGO DE LOUREIRO CEO Executive Officer ROGÉRIO AFONSO RIBEIRO Accountant CRC-RJ-087118/O-3 117Petrobras Logística de Gás S.A. (Subsidiary of Petróleo Brasileiro S.A. - Petrobras) Executive Board EXECUTIVE BOARD MAURICIO MARTINS DA SILVA JOÃO CARLOS TRIGO DE LOUREIRO CEO Executive Officer ROGÉRIO AFONSO RIBEIRO Accountant CRC-RJ-087118/O-3 117

SPECIAL SHAREHOLDERS' MEETING COMMUNICATION TO SHAREHOLDERS ITEM II: PETROBRAS' ARTICLES OF INCORPORATION REFORM AND CONSOLIDATION PROPOSAL Dear Shareholders The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Company”) hereby presents the following information in relation to the proposed amendment to the Company's Articles of Incorporation: (i) The proposal to include Paragraph 6 of Art. 18 aims at expressly complying with the recommendation in item 2.2.1 (i) of the Brazilian Code of Corporate Governance, which provides for the Board of Directors consisting of external members, i.e., without current statutory or employment ties with the Company, except for the President and the member elected by employees. (ii) The amendment to Art. 20, caput aims at increasing the maximum number of Executive Officers from 7 to 8, in order to accommodate the creation of the Digital Transformation and Innovation (DTI) area. Such area shall prepare Petrobras for a more competitive environment, based on cost efficiency, scale and digital transformation, ensuring constant development of technological competences in areas with potential for development, strengthening the current business performance, capturing opportunities created by digital transformation and applying new technologies to Company's processes, always focusing on adding value. In addition, it is proposed a wording adjustment in the same article of the Statute, in order to align its wording with the provisions of art. 146 of Act 6.404/76, which does not require the Officer to be a Brazilian born or citizen, just being a natural person resident in the country. (iii) The amendment to art. 21, Paragraph 2, aims at including in the Articles of Incorporation, the events of impediments for holding a Petrobras' high management position, pursuant to Act 13303/16, Decree 8945/16 and the B3 State Companies Governance Highlight Program. (iv) The amendment to art. 23 aims at matching the percentage of ownership interest in other companies that prevents the Company's managers from participating in deliberation involving them with the percentage brought in Petrobras' Related-Party 118SPECIAL SHAREHOLDERS' MEETING COMMUNICATION TO SHAREHOLDERS ITEM II: PETROBRAS' ARTICLES OF INCORPORATION REFORM AND CONSOLIDATION PROPOSAL Dear Shareholders The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Company”) hereby presents the following information in relation to the proposed amendment to the Company's Articles of Incorporation: (i) The proposal to include Paragraph 6 of Art. 18 aims at expressly complying with the recommendation in item 2.2.1 (i) of the Brazilian Code of Corporate Governance, which provides for the Board of Directors consisting of external members, i.e., without current statutory or employment ties with the Company, except for the President and the member elected by employees. (ii) The amendment to Art. 20, caput aims at increasing the maximum number of Executive Officers from 7 to 8, in order to accommodate the creation of the Digital Transformation and Innovation (DTI) area. Such area shall prepare Petrobras for a more competitive environment, based on cost efficiency, scale and digital transformation, ensuring constant development of technological competences in areas with potential for development, strengthening the current business performance, capturing opportunities created by digital transformation and applying new technologies to Company's processes, always focusing on adding value. In addition, it is proposed a wording adjustment in the same article of the Statute, in order to align its wording with the provisions of art. 146 of Act 6.404/76, which does not require the Officer to be a Brazilian born or citizen, just being a natural person resident in the country. (iii) The amendment to art. 21, Paragraph 2, aims at including in the Articles of Incorporation, the events of impediments for holding a Petrobras' high management position, pursuant to Act 13303/16, Decree 8945/16 and the B3 State Companies Governance Highlight Program. (iv) The amendment to art. 23 aims at matching the percentage of ownership interest in other companies that prevents the Company's managers from participating in deliberation involving them with the percentage brought in Petrobras' Related-Party 118

Transactions Policy (item 4.2.2), reducing it from 10 % to any percentage of participation as a measure of good governance. (v) The proposal to include Paragraph 4 of art. 25 aims at expressly providing for the need to call a Shareholders' Meeting, within a maximum period of 60 days, to resolve on the vacancy of the position of a member of the Board of Directors that is separately elected by minority shareholders. (vi) The proposal to include item V of art. 29 aims at complying with the recommendation in item 2.2.1 (ii) of the Brazilian Code of Corporate Governance, which makes the Board of Director responsible for evaluating and disclosing the independent members on annual basis. (vii) The amendment to art. 30, paragraph 4, item IV aims at correcting the reference to art. 40, X. (viii) The amendment to art. 35, caput, aims at allowing regular meetings of the Board of Executive Officers at intervals other than weekly. On the other hand, the amendment proposed to paragraph 2 of art. 35 aims at increasing the number of Statutory Advisory Technical Committees to reflect the creation of the new Digital Transformation and Innovation Executive Officer. (ix) The amendment to art. 43, Paragraph 1, aims at adjusting the nomenclature of the Ministry of Economy, according to Act No. 13.844/2019. (x) The amendment to art. 53, Paragraph 1 aims at approximating the forecast to the market practice, thus allowing the Company to have the option of making payments in accordance with its shareholders' remuneration policy, which may be less than annual or semi-annual. As the amendment to Articles of Incorporation – and consequent consolidation – is a matter for the General Shareholders' Meeting, this proposal is therefore submitted to Shareholders' Meeting consideration, according to copy of Articles of Incorporation attached hereto. Attached: copy of the Articles of Incorporation containing, in particular, the proposed amendments, a comparative table with the proposed amendments to the Articles of Incorporation and respective justifications and consolidated Articles. Rio de Janeiro, August 28, 2019. Roberto Castello Branco CEO 119Transactions Policy (item 4.2.2), reducing it from 10 % to any percentage of participation as a measure of good governance. (v) The proposal to include Paragraph 4 of art. 25 aims at expressly providing for the need to call a Shareholders' Meeting, within a maximum period of 60 days, to resolve on the vacancy of the position of a member of the Board of Directors that is separately elected by minority shareholders. (vi) The proposal to include item V of art. 29 aims at complying with the recommendation in item 2.2.1 (ii) of the Brazilian Code of Corporate Governance, which makes the Board of Director responsible for evaluating and disclosing the independent members on annual basis. (vii) The amendment to art. 30, paragraph 4, item IV aims at correcting the reference to art. 40, X. (viii) The amendment to art. 35, caput, aims at allowing regular meetings of the Board of Executive Officers at intervals other than weekly. On the other hand, the amendment proposed to paragraph 2 of art. 35 aims at increasing the number of Statutory Advisory Technical Committees to reflect the creation of the new Digital Transformation and Innovation Executive Officer. (ix) The amendment to art. 43, Paragraph 1, aims at adjusting the nomenclature of the Ministry of Economy, according to Act No. 13.844/2019. (x) The amendment to art. 53, Paragraph 1 aims at approximating the forecast to the market practice, thus allowing the Company to have the option of making payments in accordance with its shareholders' remuneration policy, which may be less than annual or semi-annual. As the amendment to Articles of Incorporation – and consequent consolidation – is a matter for the General Shareholders' Meeting, this proposal is therefore submitted to Shareholders' Meeting consideration, according to copy of Articles of Incorporation attached hereto. Attached: copy of the Articles of Incorporation containing, in particular, the proposed amendments, a comparative table with the proposed amendments to the Articles of Incorporation and respective justifications and consolidated Articles. Rio de Janeiro, August 28, 2019. Roberto Castello Branco CEO 119

ANNEX I Board comparing the current bylaws with the proposed changes 120ANNEX I Board comparing the current bylaws with the proposed changes 120

PETROBRAS

Comparative Chart		
Previous version	**Proposed version**	**Rationale:**
Art. 18 - (...)	**Art. 18 - (...)** §6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the member designated as the Company's Chairman and the member elected by the employees.	Amendment to comply with the recommendation contained in item 2.2.1 (i) of the Brazilian Corporate Governance Code, with consequent renumbering of the other paragraphs.
Art. 20- The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to seven (7) Executive Officers, elected by the Board of Directors, among Brazilians residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time.	**Art. 20-** The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to ~~seven (7)~~ eight (8) Executive Officers, elected by the Board of Directors, among natural persons ~~Brazilians~~ residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time.	Increase in the number of members of Executive Board, in order to create the Digital Transformation and Innovation (TDI) area. Wording adjustment to align with the provisions of art. 146 of Law 6,404 / 76.
Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law	**Art. 21-** The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law	Amendment to include the impediments brought by art. 29 of Decree 8.945 / 16.

121

13.303 of June 30, 2016 and Decree Nº 8.945 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. (…) of December 27, 2016. (…) §2- The nominee to the office post shall not §2- The appointment to administration have any form of conflict of interest with position is prohibited: The nominee to the the Company. (…) office post shall not have any form of conflict of interest with the Company. I - representative of the regulatory body to which the Company is subject; II - Minister of State, State Secretary and Municipal Secretary; III - holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service; IV - statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed; V - a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure; VI - of a person who worked in the last 36 (thirty-six) months in working in the organization, structuring and conducting of an electoral campaign; 12213.303 of June 30, 2016 and Decree Nº 8.945 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. (…) of December 27, 2016. (…) §2- The nominee to the office post shall not §2- The appointment to administration have any form of conflict of interest with position is prohibited: The nominee to the the Company. (…) office post shall not have any form of conflict of interest with the Company. I - representative of the regulatory body to which the Company is subject; II - Minister of State, State Secretary and Municipal Secretary; III - holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service; IV - statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed; V - a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure; VI - of a person who worked in the last 36 (thirty-six) months in working in the organization, structuring and conducting of an electoral campaign; 122

VII - of a person who holds office in union organization; VIII - an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment; IX - of a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself; X - from consanguineous or related relatives up to the third degree of the persons mentioned in items I to IX; and XI - of a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990. (…) Art. 23- The members of the Board of Art. 23- The members of the Board of Exclusion of the possibility of Petrobras' Directors and of the Executive Office shall be Directors and of the Executive Office shall be administrator to participate in accountable, pursuant to article 158, of the accountable, pursuant to article 158, of the deliberations involving other companies Corporate Law severally and jointly, for such Corporate Law severally and jointly, for such 123VII - of a person who holds office in union organization; VIII - an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment; IX - of a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself; X - from consanguineous or related relatives up to the third degree of the persons mentioned in items I to IX; and XI - of a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990. (…) Art. 23- The members of the Board of Art. 23- The members of the Board of Exclusion of the possibility of Petrobras' Directors and of the Executive Office shall be Directors and of the Executive Office shall be administrator to participate in accountable, pursuant to article 158, of the accountable, pursuant to article 158, of the deliberations involving other companies Corporate Law severally and jointly, for such Corporate Law severally and jointly, for such 123 acts they perform and for such losses acts they perform and for such losses in which he/she holds a stake, resulting therefrom for the Company, and resulting therefrom for the Company, and regardless of its percentage. they shall not be allowed to participate in they shall not be allowed to participate in such decisions on operations involving such decisions on operations involving other companies in which they hold interest of more companies in which they hold any interest of than 10% (ten percent), or have held more than 10% (ten percent), or have held administration positions in a period administration positions in a period immediately prior to the investiture in the immediately prior to the investiture in the Company. Company. Art. 25- In case of vacancy of the position of Art. 25- In case of vacancy of the position of Amendment to call a Shareholders' Board Member, the substitute shall be elected Board Member, the substitute shall be elected Meeting, within a maximum period of 60 by the remaining Members and shall serve by the remaining Members and shall serve days, to resolve on the vacancy of the until the first General Meeting, as provided until the first General Meeting, as provided position of a member of the Board of for in article 150 of the Corporate Law. for in article 150 of the Corporate Law. Directors that is separately elected by (…) (…) minority shareholders. § 4 - In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position. Art. 29- The Board of Directors is the higher Art. 29- The Board of Directors is the higher Amendment to comply with the body of guidance and management of body of guidance and management of recommendation contained in item 2.2.1 Petrobras, and is responsible for: Petrobras, and is responsible for: (ii) of the Brazilian Corporate 124acts they perform and for such losses acts they perform and for such losses in which he/she holds a stake, resulting therefrom for the Company, and resulting therefrom for the Company, and regardless of its percentage. they shall not be allowed to participate in they shall not be allowed to participate in such decisions on operations involving such decisions on operations involving other companies in which they hold interest of more companies in which they hold any interest of than 10% (ten percent), or have held more than 10% (ten percent), or have held administration positions in a period administration positions in a period immediately prior to the investiture in the immediately prior to the investiture in the Company. Company. Art. 25- In case of vacancy of the position of Art. 25- In case of vacancy of the position of Amendment to call a Shareholders' Board Member, the substitute shall be elected Board Member, the substitute shall be elected Meeting, within a maximum period of 60 by the remaining Members and shall serve by the remaining Members and shall serve days, to resolve on the vacancy of the until the first General Meeting, as provided until the first General Meeting, as provided position of a member of the Board of for in article 150 of the Corporate Law. for in article 150 of the Corporate Law. Directors that is separately elected by (…) (…) minority shareholders. § 4 - In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position. Art. 29- The Board of Directors is the higher Art. 29- The Board of Directors is the higher Amendment to comply with the body of guidance and management of body of guidance and management of recommendation contained in item 2.2.1 Petrobras, and is responsible for: Petrobras, and is responsible for: (ii) of the Brazilian Corporate 124

PETROBRAS

(...)	V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence;	Governance Code, with consequent renumbering of the other items.
Art. 30 – (...) **§4º - (...)** **IV-** choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and	**Art. 30 – (...)** **§4º - (...)** **IV-** choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X~~I~~ of these Bylaws; and	Adjustment for correct reference to art. 40, X.
Art. 35- The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors. (...) §2 - The members of the Executive Board will have up to seven (7) Statutory Technical Advisory Committees, comprised of senior managers of the Company's general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal	**Art. 35-** Having matters within its competence the Executive Board shall meet ~~ordinarily once a week~~ with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors. (...) §2 - The members of the Executive Board will have up to ~~seven (7)~~ eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company's general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective	Adjustment to allow for regular meetings other than weekly. Adjustment due to the increase in the number of members of the Executive Board, as result of the creation of the new Executive Director of Digital Transformation and Innovation.

125

Rules, complying with the provisions of art. Internal Rules, complying with the provisions 160 of the Brazilian Corporation Law. of art. 160 of the Brazilian Corporation Law. Adjustment to comply with Law 13.844 / Art. 43- (...) Art. 43- (...) 2019. §1 - Among the members of the Audit §1 - Among the members of the Audit Committee, one (1) will be appointed by the Committee, one (1) will be appointed by the Minister of Finance, as representative of the Minister of Finance Economy, as National Treasury. representative of the National Treasury. Amendment to approximate the Art. 53- (...) Art. 53- (...) forecast of the market practice, §1º- Subject to legal provisions the Company §1º- Subject to legal provisions the Company allowing the Company to have the shall prepare quarterly balance sheets, may shall prepare quarterly balance sheets, option to make the payments in making interim dividend payments based on making interim dividend payments based on accordance with its shareholder earnings or interest on own capital verified in earnings or interest on own capital verified in remuneration policy, which may be such balance sheets, by resolution of the such semiannual or lower balance sheets, lower than annual or semi-annual Board of Directors, subject to legal provisions. considering the results obtained in each periods. quarter by resolution of the Board of Directors, subject to legal provisions. 126Rules, complying with the provisions of art. Internal Rules, complying with the provisions 160 of the Brazilian Corporation Law. of art. 160 of the Brazilian Corporation Law. Adjustment to comply with Law 13.844 / Art. 43- (...) Art. 43- (...) 2019. §1 - Among the members of the Audit §1 - Among the members of the Audit Committee, one (1) will be appointed by the Committee, one (1) will be appointed by the Minister of Finance, as representative of the Minister of Finance Economy, as National Treasury. representative of the National Treasury. Amendment to approximate the Art. 53- (...) Art. 53- (...) forecast of the market practice, §1º- Subject to legal provisions the Company §1º- Subject to legal provisions the Company allowing the Company to have the shall prepare quarterly balance sheets, may shall prepare quarterly balance sheets, option to make the payments in making interim dividend payments based on making interim dividend payments based on accordance with its shareholder earnings or interest on own capital verified in earnings or interest on own capital verified in remuneration policy, which may be such balance sheets, by resolution of the such semiannual or lower balance sheets, lower than annual or semi-annual Board of Directors, subject to legal provisions. considering the results obtained in each periods. quarter by resolution of the Board of Directors, subject to legal provisions. 126

ANNEX II Petrobras bylaws with proposed changes 127 ANNEX II Petrobras bylaws with proposed changes 127

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. §4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or 128 BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. §4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or 128 responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5 In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. §2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. 129 responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5 In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. §2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. 129

§3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. 130 §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. 130

Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose. Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the 131 Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose. Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the 131

Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the member designated as the Company's Chairman and the member elected by the employees. 132Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the member designated as the Company's Chairman and the member elected by the employees. 132

§67 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §78 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §89– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §910– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §1011– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §1112– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting; III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors. Art. 20- The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to seven (7) eight (8) Executive Officers, elected by the Board of Directors, among Brazilians natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time. 133 §67 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §78 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §89– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §910– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §1011– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §1112– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting; III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors. Art. 20- The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to seven (7) eight (8) Executive Officers, elected by the Board of Directors, among Brazilians natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time. 133

§1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The appointment to administration position is forbidden for: The nominee to the office post shall not have any form of conflict of interest with the Company. I - representative of the regulatory body to which the Company is subject; 134 §1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The appointment to administration position is forbidden for: The nominee to the office post shall not have any form of conflict of interest with the Company. I - representative of the regulatory body to which the Company is subject; 134

II - Minister of State, State Secretary and Municipal Secretary; III - holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service; IV - statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed; V - a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure; VI - a person who worked in the last 36 (thirty-six) months in working in the organization, structuring and conducting of an electoral campaign; VII - a person who holds office in union organization; VIII - an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment; IX - a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself; X - consanguineous or related relatives up to the third degree of the persons mentioned in items I to IX; and XI - a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. 135II - Minister of State, State Secretary and Municipal Secretary; III - holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service; IV - statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed; V - a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure; VI - a person who worked in the last 36 (thirty-six) months in working in the organization, structuring and conducting of an electoral campaign; VII - a person who holds office in union organization; VIII - an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment; IX - a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself; X - consanguineous or related relatives up to the third degree of the persons mentioned in items I to IX; and XI - a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. 135

§1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 4 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; 136§1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 4 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; 136

III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 5 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. § 6 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. § 4 - In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position. Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. 137III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 5 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. § 6 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. § 4 - In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position. Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. 137

§1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their 138§1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their 138 appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Officers, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; 139 appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Officers, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; 139

IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence; VI- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors; VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VIII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIIIX- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; XI- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XII- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XIII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIIIV- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; XVI- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the 140 IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence; VI- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors; VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VIII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIIIX- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; XI- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XII- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XIII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIIIV- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; XVI- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the 140 cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Policy and Corporate Governance Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; 141 cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Policy and Corporate Governance Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; 141

XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- sale of the share capital control of wholly owned subsidiaries of the Company; XVII- omissive cases of these Bylaws. §1 - The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's Chairman, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors. IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee. §2 - The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. 142 XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- sale of the share capital control of wholly owned subsidiaries of the Company; XVII- omissive cases of these Bylaws. §1 - The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's Chairman, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors. IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee. §2 - The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. 142

§ 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. 143 § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. 143

§3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects; c) the budgets of expenditures and investment of the Company; d) the performance result of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; 144 §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects; c) the budgets of expenditures and investment of the Company; d) the performance result of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; 144

e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - Having matters within its competence tThe Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have up to seven (7) eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law. §3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. 145 e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - Having matters within its competence tThe Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have up to seven (7) eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law. §3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. 145

Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2- The Executive Officer who is assigned to the investors' relations role: I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions. §3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures. §4 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. 146 Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2- The Executive Officer who is assigned to the investors' relations role: I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions. §3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures. §4 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. 146

Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- dismissal of members of the Board of Directors; VIII- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; IX- cancellation of the open Company registration; X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. 147 Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- dismissal of members of the Board of Directors; VIII- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; IX- cancellation of the open Company registration; X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. 147

§1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance Economy, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. 148 §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance Economy, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. 148

§5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees 149 §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees 149

Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company may shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own capital verified in such semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions. 150 Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company may shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own capital verified in such semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions. 150

§2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by 151 §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by 151 issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. 152 issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. 152

Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market ), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction. §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have 153 Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market ), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction. §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have 153 its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 154 its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 154

ANNEX III Petrobras’s Bylaws after changes 155 ANNEX III Petrobras’s Bylaws after changes 155

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. §4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or 156BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. §4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or 156 responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5 In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. §2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. 157responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5 In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. §2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. 157

§3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. 158§3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. 158

Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose. Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors. 159Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose. Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors. 159

Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the 160Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the 160 member designated as the Company's Chairman and the member elected by the employees. §7 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §8 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §9– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §10– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §11– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §12– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting; III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors. Art. 20- The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time. 161member designated as the Company's Chairman and the member elected by the employees. §7 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §8 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §9– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §10– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §11– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §12– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting; III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors. Art. 20- The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time. 161

§1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The appointment to administration position is forbidden for: I - representative of the regulatory body to which the Company is subject; II - Minister of State, State Secretary and Municipal Secretary; 162§1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The appointment to administration position is forbidden for: I - representative of the regulatory body to which the Company is subject; II - Minister of State, State Secretary and Municipal Secretary; 162

III - holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service; IV - statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed; V - a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure; VI - a person who worked in the last 36 (thirty-six) months in working in the organization, structuring and conducting of an electoral campaign; VII - a person who holds office in union organization; VIII - an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment; IX - a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself; X - consanguineous or related relatives up to the third degree of the persons mentioned in items I to IX; and XI - a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. 163III - holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service; IV - statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed; V - a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure; VI - a person who worked in the last 36 (thirty-six) months in working in the organization, structuring and conducting of an electoral campaign; VII - a person who holds office in union organization; VIII - an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment; IX - a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself; X - consanguineous or related relatives up to the third degree of the persons mentioned in items I to IX; and XI - a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. 163

§1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 4 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; 164§1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 4 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; 164

III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 5 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. § 6 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. § 4 - In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position. Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. 165III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 5 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. § 6 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. § 4 - In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position. Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. 165

§1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their 166§1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their 166 appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Officers, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; 167appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Officers, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; 167

IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence; VI- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors; VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VIII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; IX- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; X- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; XI- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XII- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XIII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIV- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XV- formally making statements in such public offering for the sale of equity shares issued by the Company; XVI- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the 168IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence; VI- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors; VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VIII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; IX- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; X- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; XI- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XII- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XIII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIV- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XV- formally making statements in such public offering for the sale of equity shares issued by the Company; XVI- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the 168 cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Policy and Corporate Governance Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; 169cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Policy and Corporate Governance Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; 169

XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- sale of the share capital control of wholly owned subsidiaries of the Company; XVII- omissive cases of these Bylaws. §1 - The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's Chairman, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors. IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee. §2 - The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. 170XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- sale of the share capital control of wholly owned subsidiaries of the Company; XVII- omissive cases of these Bylaws. §1 - The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's Chairman, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors. IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee. §2 - The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. 170

§ 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. 171§ 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. 171

§3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects; c) the budgets of expenditures and investment of the Company; d) the performance result of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; 172§3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects; c) the budgets of expenditures and investment of the Company; d) the performance result of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; 172

e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - Having matters within its competence the Executive Board shall meet with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law. §3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. 173e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - Having matters within its competence the Executive Board shall meet with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law. §3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. 173

Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2- The Executive Officer who is assigned to the investors' relations role: I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions. §3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures. §4 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. 174Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2- The Executive Officer who is assigned to the investors' relations role: I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions. §3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures. §4 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. 174

Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- dismissal of members of the Board of Directors; VIII- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; IX- cancellation of the open Company registration; X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. 175Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- dismissal of members of the Board of Directors; VIII- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; IX- cancellation of the open Company registration; X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. 175

§1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Economy, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. 176§1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Economy, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. 176

§5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees 177§5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees 177

Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions. 178Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions. 178

§2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by 179§2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by 179 issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. 180issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. 180

Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market ), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction. §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have 181Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market ), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction. §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have 181 its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 182its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 182

SPECIAL SHAREHOLDERS' MEETING COMMUNICATION TO THE SHAREHOLDERS ITEM III: Amend the overall amount of management compensation, as approved at the General and Special Shareholders' Meeting dated April 25, 2019, in order to include the Digital Transformation and Innovation Executive Officer's remuneration. Dear Shareholders In view of the proposal to change the maximum number of Executive Officers, as per item II of the Agenda of this Special Shareholders' Meeting, it is necessary to approve the change in the overall amount of management compensation, approved at the General and Special Shareholders' Meeting dated April 25, 2004, in order to add the Digital Transformation and Innovation Executive Officer's remuneration. Pursuant to Article 12, item I of CVM Instruction 481/09, Petrobras submits for determination at the Meeting this proposal to change the managers remuneration global amount, as follows: a) Proposal for an increase of R$ 1,918,071.92 in the global officers compensation set by the AGOE held on April 25, 2019, in order to include the compensation of the Executive Director of Digital Transformation and Innovation, considering the period of October 2019 to March 2020. We emphasize that the remuneration of members of Advisory Committees of Board of Directors and Board of Auditors is not part of directors' overall amount, thus remaining unchanged the amount approved by the Special and General Shareholders' Meeting dated 04/25/2019. Pursuant to Article 12, item II of CVM Instruction 481/09, Appendix I, Petrobras provides the information related to Company managers' remuneration for the last three fiscal years, and the provision for remuneration of managers, Board of Auditors' effective members, and members of Board of Directors' Advisory Statutory Committees members for the current fiscal year, pursuant to item 13 of the Reference Form. Annexes – Information included in item 13 of the Reference Form, in compliance with Article 12, item II of CVM Instruction 481/09. Rio de Janeiro, August 28, 2019. Roberto Castello Branco CEO 183SPECIAL SHAREHOLDERS' MEETING COMMUNICATION TO THE SHAREHOLDERS ITEM III: Amend the overall amount of management compensation, as approved at the General and Special Shareholders' Meeting dated April 25, 2019, in order to include the Digital Transformation and Innovation Executive Officer's remuneration. Dear Shareholders In view of the proposal to change the maximum number of Executive Officers, as per item II of the Agenda of this Special Shareholders' Meeting, it is necessary to approve the change in the overall amount of management compensation, approved at the General and Special Shareholders' Meeting dated April 25, 2004, in order to add the Digital Transformation and Innovation Executive Officer's remuneration. Pursuant to Article 12, item I of CVM Instruction 481/09, Petrobras submits for determination at the Meeting this proposal to change the managers remuneration global amount, as follows: a) Proposal for an increase of R$ 1,918,071.92 in the global officers compensation set by the AGOE held on April 25, 2019, in order to include the compensation of the Executive Director of Digital Transformation and Innovation, considering the period of October 2019 to March 2020. We emphasize that the remuneration of members of Advisory Committees of Board of Directors and Board of Auditors is not part of directors' overall amount, thus remaining unchanged the amount approved by the Special and General Shareholders' Meeting dated 04/25/2019. Pursuant to Article 12, item II of CVM Instruction 481/09, Appendix I, Petrobras provides the information related to Company managers' remuneration for the last three fiscal years, and the provision for remuneration of managers, Board of Auditors' effective members, and members of Board of Directors' Advisory Statutory Committees members for the current fiscal year, pursuant to item 13 of the Reference Form. Annexes – Information included in item 13 of the Reference Form, in compliance with Article 12, item II of CVM Instruction 481/09. Rio de Janeiro, August 28, 2019. Roberto Castello Branco CEO 183

ANNEX I Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09 184ANNEX I Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09 184

13. Management Compensation 13.1 - Description of compensation policy or practice, including non-statutory executive board The qualitative description of the Company's compensation policy or practice is presented as follows by its Management, as described below. I- EXECUTIVE BOARD: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be viewed: The Fixed Compensation of the Executive Board is comprised of monthly fees proposed by the Personnel Committee to the Board of Directors and defined annually by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). The compensation purposes and practices aim at recognizing and remunerating the Company's managers, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies. All members of the Executive Board are statutory. b. Compensation breakdown, indicating: i. description of compensation items and the purposes of each of them • Salary or Pro-labore: fixed monthly compensation paid to the members of the Executive Board as compensation for the services rendered, including 13th salary and vacation. • Direct and indirect benefits: aim at the quality of life of the members of the Executive Board, including housing assistance and health care. • Variable compensation: awarded for the efforts in building the results achieved, besides the motivating nature to fulfill the strategic purposes. • Post-employment benefits: aim at the quality of life of the members of the Executive Board, including pension plan. • Others: aim at the quality of life of the members of the Executive Board, including the Insurance Fund for Employment Time (FGTS) and Social Security (INSS). 18513. Management Compensation 13.1 - Description of compensation policy or practice, including non-statutory executive board The qualitative description of the Company's compensation policy or practice is presented as follows by its Management, as described below. I- EXECUTIVE BOARD: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be viewed: The Fixed Compensation of the Executive Board is comprised of monthly fees proposed by the Personnel Committee to the Board of Directors and defined annually by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). The compensation purposes and practices aim at recognizing and remunerating the Company's managers, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies. All members of the Executive Board are statutory. b. Compensation breakdown, indicating: i. description of compensation items and the purposes of each of them • Salary or Pro-labore: fixed monthly compensation paid to the members of the Executive Board as compensation for the services rendered, including 13th salary and vacation. • Direct and indirect benefits: aim at the quality of life of the members of the Executive Board, including housing assistance and health care. • Variable compensation: awarded for the efforts in building the results achieved, besides the motivating nature to fulfill the strategic purposes. • Post-employment benefits: aim at the quality of life of the members of the Executive Board, including pension plan. • Others: aim at the quality of life of the members of the Executive Board, including the Insurance Fund for Employment Time (FGTS) and Social Security (INSS). 185

PETROBRAS

ii. Regarding the last 3 fiscal years, what is the proportion of each item in the total compensation

According to the table below, the proportion of each item in the total compensation in the fiscal years ended December 31, 2018, 2017 and 2016 are as follows:

Compensation Breakdown	2018	2017	2016
Monthly Fixed Compensation			
Salary or Pro-labore	73,01%	72,45%	69,14%
Direct or Indirect Benefits	0,88%	0,74%	0,64%
Attendance in Committees	0,00%	0,00%	0,00%
Outros	20,71%	20,58%	19,87%
Variable Salary			
Bonus	0,00%	0,00%	0,00%
Profit Sharing	0,00%	0,00%	0,00%
Attendance in Meetings	0,00%	0,00%	0,00%
Commissions	0,00%	0,00%	0,00%
Outros	0,00%	0,00%	0,00%
Post-Employment Benefits	5,41%	6,23%	6,22%
End of Office Term	0,00%	0,00%	4,13%
Share-Based Compensation	0,00%	0,00%	0,00%
TOTAL	**100.00%**	**100.00%**	**100.00%**

iii. Methodology for calculation and adjustment of each of the compensation items

- *Salary or Pro-Labore:* There is no single methodology for calculation and adjustment, since factors such as: negotiation with regulatory agencies, applicable laws, market practices of similar sized national companies, identified through surveys carried out by specialized consulting, are taken into account, and the amount is defined in the General Meeting.

- *Direct and Indirect Benefits:*
  i. The amount related to the housing assistance benefit is provided for and defined in Decree No. 3255, dated November 19, 1999, and possible adjustments depend on changes to this law. In this sense, the amount is part of the total amount of the managers that is negotiated with the Coordination and Governance Secretariat of State Owned Companies ("SEST") and approved at the General Meeting.
  ii. There is no single methodology for calculation and adjustment for health care, since factors such as negotiation with regulatory agencies and approval at the General Meeting are taken into account.

186

• Variable Compensation: In the calculation of the variable compensation, performance indicators negotiated with SEST, applicable laws, market practices for similar sized national companies, identified through research carried out by specialized consulting, are taken into account, and the value defined in the General Meeting. The variable compensation program of the Executive Board of Petrobras has its payment deferred along the following 5 years, provided that its requirements and established goals are achieved. In the years 2016, 2017 and 2018, there was no payment of variable compensation. • Post-Employment Benefits: There is no single methodology for calculation and adjustment of the contribution to the pension plan, and it is currently limited to 11% of the compensation based on the age group of each Manager. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. • Others: There is no single methodology for calculation and adjustment of the charges of the Insurance Fund for Employment Time (FGTS) and Social Security (INSS), which have defined rates. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. iv. Reasons justifying the compensation breakdown The compensation breakdown of the managers of Petrobras is defined considering its economic and financial results, as well as seeking to recognize the efforts of the Company's managers and an alignment with the compensation practices applied by the market for similar sized companies. v. Existence of members not paid by the issuer and the reasoning for such Not applicable, since all members of the Executive Board are paid. c. Key performance indicators that are taken into account in determining each compensation item: • Salary or Pro-labore: fixed compensation with no linked indicator. • Direct and indirect benefits: with no linked indicator. • Variable compensation: conditioned to the fulfillment of prerequisites and performance indicators negotiated with SEST, such as: Net Debt/EBITDA, Recordable Incident Rate (RIR) and Oil and oil product spills (VAZO). • Post-employment benefits: with no linked indicator. 187• Variable Compensation: In the calculation of the variable compensation, performance indicators negotiated with SEST, applicable laws, market practices for similar sized national companies, identified through research carried out by specialized consulting, are taken into account, and the value defined in the General Meeting. The variable compensation program of the Executive Board of Petrobras has its payment deferred along the following 5 years, provided that its requirements and established goals are achieved. In the years 2016, 2017 and 2018, there was no payment of variable compensation. • Post-Employment Benefits: There is no single methodology for calculation and adjustment of the contribution to the pension plan, and it is currently limited to 11% of the compensation based on the age group of each Manager. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. • Others: There is no single methodology for calculation and adjustment of the charges of the Insurance Fund for Employment Time (FGTS) and Social Security (INSS), which have defined rates. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. iv. Reasons justifying the compensation breakdown The compensation breakdown of the managers of Petrobras is defined considering its economic and financial results, as well as seeking to recognize the efforts of the Company's managers and an alignment with the compensation practices applied by the market for similar sized companies. v. Existence of members not paid by the issuer and the reasoning for such Not applicable, since all members of the Executive Board are paid. c. Key performance indicators that are taken into account in determining each compensation item: • Salary or Pro-labore: fixed compensation with no linked indicator. • Direct and indirect benefits: with no linked indicator. • Variable compensation: conditioned to the fulfillment of prerequisites and performance indicators negotiated with SEST, such as: Net Debt/EBITDA, Recordable Incident Rate (RIR) and Oil and oil product spills (VAZO). • Post-employment benefits: with no linked indicator. 187

d. How compensation is structured to reflect the performance indicators progress: It is structured in a way that the variable compensation is conditioned to the fulfillment of prerequisites, and performance indicators negotiated with SEST, such as: Net Debt/EBITDA, Recordable Incident Rate (RIR) and Oil and oil product spills (VAZO). The number of compensations (salaries) to be paid under the Petrobras Variable Compensation Program fluctuates according to the percentage of achievement of the targets, and is calculated based on the Company's results. e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The compensation of Petrobras’ managers is defined based on its economic and financial results, as well as the recognition of managers and their alignment with the Company's short-, medium- and long-term strategies, along with the goals set by the Board of Directors, and indicators such as Net Debt/EBITDA and Recordable Accident Rate (TAR) and Oil and oil product spills (VAZO). f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The Compensation of the Executive Board members is proposed by the Personnel Committee to the Board of Directors and defined annually by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). 188 d. How compensation is structured to reflect the performance indicators progress: It is structured in a way that the variable compensation is conditioned to the fulfillment of prerequisites, and performance indicators negotiated with SEST, such as: Net Debt/EBITDA, Recordable Incident Rate (RIR) and Oil and oil product spills (VAZO). The number of compensations (salaries) to be paid under the Petrobras Variable Compensation Program fluctuates according to the percentage of achievement of the targets, and is calculated based on the Company's results. e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The compensation of Petrobras’ managers is defined based on its economic and financial results, as well as the recognition of managers and their alignment with the Company's short-, medium- and long-term strategies, along with the goals set by the Board of Directors, and indicators such as Net Debt/EBITDA and Recordable Accident Rate (TAR) and Oil and oil product spills (VAZO). f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The Compensation of the Executive Board members is proposed by the Personnel Committee to the Board of Directors and defined annually by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). 188

ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the benchmark criteria and the scope of these studies The compensation purposes and practices aim at recognizing and remunerating the Company's managers, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies. iii. How often and how the Board of Directors assesses the suitability of the issuer's compensation policy On an annual basis, the Compensation of the Executive Board members is proposed by the Personnel Committee to the Board of Directors and defined by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). II- BOARD OF DIRECTORS: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched: The fixed compensation of the Board of Directors is composed of monthly fees proposed by the Personnel Committee (or Personnel Committee) to the Board of Directors and defined annually at the General Meeting, in accordance with article 152 of the Business Corporate Act and Law No. 9.292 of July 12, 1996. The compensation purposes and practices aim at remunerating the Company's board-members in accordance to the guidelines and rules applicable to the federal state-owned companies. b. Compensation breakdown, indicating: i. description of compensation items and the purposes of each of them • Salary or Pro-Labore: fixed monthly compensation paid to Board Members as compensation for the services rendered. • Direct or Indirect Benefits: aim at the quality of life of the Board Members, including health care. • Post-Employment Benefits: aim at the quality of life of the members of the Board of Directors, including pension plan. • Others: aim at the quality of life of Board Members, including Social Security (INSS) charges. It should be noted that the global amounts to be paid for each member of the Board of Directors as compensation, including pro-labore, direct and indirect benefits, compensation for attendance in committees and others, are limited to the provisions of Law No. 9292, dated 12 of July 1996. 189ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the benchmark criteria and the scope of these studies The compensation purposes and practices aim at recognizing and remunerating the Company's managers, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies. iii. How often and how the Board of Directors assesses the suitability of the issuer's compensation policy On an annual basis, the Compensation of the Executive Board members is proposed by the Personnel Committee to the Board of Directors and defined by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). II- BOARD OF DIRECTORS: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched: The fixed compensation of the Board of Directors is composed of monthly fees proposed by the Personnel Committee (or Personnel Committee) to the Board of Directors and defined annually at the General Meeting, in accordance with article 152 of the Business Corporate Act and Law No. 9.292 of July 12, 1996. The compensation purposes and practices aim at remunerating the Company's board-members in accordance to the guidelines and rules applicable to the federal state-owned companies. b. Compensation breakdown, indicating: i. description of compensation items and the purposes of each of them • Salary or Pro-Labore: fixed monthly compensation paid to Board Members as compensation for the services rendered. • Direct or Indirect Benefits: aim at the quality of life of the Board Members, including health care. • Post-Employment Benefits: aim at the quality of life of the members of the Board of Directors, including pension plan. • Others: aim at the quality of life of Board Members, including Social Security (INSS) charges. It should be noted that the global amounts to be paid for each member of the Board of Directors as compensation, including pro-labore, direct and indirect benefits, compensation for attendance in committees and others, are limited to the provisions of Law No. 9292, dated 12 of July 1996. 189

PETROBRAS

ii. Regarding the last 3 fiscal years, what is the proportion of each item in the total compensation

According to the table below, the proportion of each item in the total compensation in the fiscal years ended December 31, 2018, 2017 and 2016 are as follows:

Compensation Breakdown	2018	2017	2016
Monthly Fixed Compensation			
Salary or pro-labore	78,05%	80,58%	80,63%
Direct or Indirect Benefits	6,67%	6,11%	0,48%
Attendance in Committees	0,00%	0,00%	3,47%
Outros	15,28%	13,31%	15,43%
Variable Salary			
Bonus	0,00%	0,00%	0,00%
Profit Sharing	0,00%	0,00%	0,00%
Attendance in Meetings	0,00%	0,00%	0,00%
Commissions	0,00%	0,00%	0,00%
Outros	0,00%	0,00%	0,00%
Post-Employment Benefits	0,00%	0,00%	0,00%
End of Office Term	0,00%	0,00%	0,00%
Share-Based Compensation	0,00%	0,00%	0,00%
TOTAL	**100.00%**	**100.00%**	**100.00%**

iii. Methodology for calculation and adjustment of each of the compensation items

- Salary or *Pro-labore*: The monthly fees of the members of the Board of Directors account for ten percent (10%) of the average monthly fees received by the members of the Executive Board, and are approved by the General Meeting, pursuant to articles 152 and 145 of the Corporations Act and of Law No. 9292, dated July 12, 1996.

- Direct or Indirect Benefits: There is no single methodology for calculation and adjustment for health care, since factors such as negotiation with regulatory agencies and approval at the General Meeting are taken into account.

190

• Post-Employment Benefits: There is no single methodology for calculation and adjustment of the contribution to the pension plan, and it is currently limited to 11% of the compensation based on the age group of each Board Member. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. • Others: There is no single methodology for calculation and adjustment for Social Security (INSS) charges, which has a defined rate. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. iv. Reasons justifying the compensation breakdown Law No. 9292, dated July 12, 1996, establishes that the compensation of the members of the Board of Directors of public-private companies, such as the Company, shall in no case exceed ten percent of the average monthly compensation of the managers of the corresponding companies . Accordingly, in order to calculate the compensation of its Executive Board, as described above, Petrobras takes into account its economic and financial results, as well as the recognition of management efforts and alignment with market practices, and proposes a value that is negotiated with SEST, which is approved by the General Meeting. v. Existence of members not paid by the issuer and the reasoning for such The Company's Chairman is a member of the Board of Directors, however this role has no compensation. In addition, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, the members of the Board of Directors which participate in the Audit Committee, and the Audit Committee of the Petrobras Conglomerate shall waive the compensation as Board Members. Currently, five members of the Board of Directors are members of the Audit Committee and/or the Audit Committee of the Petrobras Conglomerate. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received by members of the Board of Directors is fixed, with no related indicator. d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received by members of the Board of Directors is fixed, with no related indicator. 191 • Post-Employment Benefits: There is no single methodology for calculation and adjustment of the contribution to the pension plan, and it is currently limited to 11% of the compensation based on the age group of each Board Member. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. • Others: There is no single methodology for calculation and adjustment for Social Security (INSS) charges, which has a defined rate. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. iv. Reasons justifying the compensation breakdown Law No. 9292, dated July 12, 1996, establishes that the compensation of the members of the Board of Directors of public-private companies, such as the Company, shall in no case exceed ten percent of the average monthly compensation of the managers of the corresponding companies . Accordingly, in order to calculate the compensation of its Executive Board, as described above, Petrobras takes into account its economic and financial results, as well as the recognition of management efforts and alignment with market practices, and proposes a value that is negotiated with SEST, which is approved by the General Meeting. v. Existence of members not paid by the issuer and the reasoning for such The Company's Chairman is a member of the Board of Directors, however this role has no compensation. In addition, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, the members of the Board of Directors which participate in the Audit Committee, and the Audit Committee of the Petrobras Conglomerate shall waive the compensation as Board Members. Currently, five members of the Board of Directors are members of the Audit Committee and/or the Audit Committee of the Petrobras Conglomerate. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received by members of the Board of Directors is fixed, with no related indicator. d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received by members of the Board of Directors is fixed, with no related indicator. 191

e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The monthly compensation is paid to the Board Members for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company. f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The compensation of the members of the Board of Directors is proposed by the Personnel Committee to the Board of Directors and defined on an annual basis at the General Meeting, pursuant to Article 152 of the Corporations Act, and Law No. 9292, dated July 12, 1996. ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the benchmark criteria and the scope of these studies The compensation purposes and practices aim at remunerating the Company's board-members in accordance to the guidelines and rules applicable to the federal state-owned companies. iii. How often and how the Board of Directors assesses the suitability of the issuer's compensation policy On an annual basis, the compensation of the members of the Board of Directors is proposed by the Personnel Committee to the Board of Directors and defined at the General Meeting, pursuant to Article 152 of Law No. 6404, dated December 15, 1976 (the “Corporations Act”), and Law No. 9292, dated July 12, 1996. 192 e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The monthly compensation is paid to the Board Members for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company. f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The compensation of the members of the Board of Directors is proposed by the Personnel Committee to the Board of Directors and defined on an annual basis at the General Meeting, pursuant to Article 152 of the Corporations Act, and Law No. 9292, dated July 12, 1996. ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the benchmark criteria and the scope of these studies The compensation purposes and practices aim at remunerating the Company's board-members in accordance to the guidelines and rules applicable to the federal state-owned companies. iii. How often and how the Board of Directors assesses the suitability of the issuer's compensation policy On an annual basis, the compensation of the members of the Board of Directors is proposed by the Personnel Committee to the Board of Directors and defined at the General Meeting, pursuant to Article 152 of Law No. 6404, dated December 15, 1976 (the “Corporations Act”), and Law No. 9292, dated July 12, 1996. 192

PETROBRAS

III- FISCAL COUNCIL:

a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched:

The fixed compensation of the Audit Committee is composed of monthly fees defined annually at the General Meeting, in accordance with article 152 of the Business Corporate Act and Law No. 9.292 of July 12, 1996. The compensation purposes and practices aim at acknowledging and remunerating the Company's board members in accordance with the guidelines and rules applicable to the federal state-owned companies.

b. Compensation breakdown, including:

i. description of compensation items and the purposes of each of them

- Salary or *Pro-Labore*: fixed monthly compensation paid to Board Members as compensation for the services rendered.
- Others: aim at the quality of life, including Social Security (INSS) charges.

ii. Regarding the last 3 fiscal years, what is the proportion of each item in the total compensation

According to the table below, the proportion of each item in the total compensation in the fiscal years ended December 31, 2018, 2017 and 2016 are as follows:

Compensation Breakdown	2018	2017	2016
Monthly Fixed Compensation			
Salary or pro-labore	86,22%	85,02%	87,79%
Direct or Indirect Benefits	0,00%	0,00%	0,00%
Attendance in Committees	0,00%	0,00%	0,00%
Outros	13,78%	14,98%	12,21%
Variable Salary			
Bonus	0,00%	0,00%	0,00%
Profit Sharing	0,00%	0,00%	0,00%
Attendance in Meetings	0,00%	0,00%	0,00%
Commissions	0,00%	0,00%	0,00%
Outros	0,00%	0,00%	0,00%
Post-Employment Benefits	0,00%	0,00%	0,00%
End of Office Term	0,00%	0,00%	0,00%
Share-Based Compensation	0,00%	0,00%	0,00%
TOTAL	**100.00%**	**100.00%**	**100.00%**

193

iii. Methodology for calculation and adjustment of each of the compensation items • Salary or Pro-Labore. The monthly fees of the members of the Fiscal Council account for ten percent (10%) of the monthly fees received by the members of the Executive Board, and are approved by the General Meeting, pursuant to articles 145, 152 and 162, par. 3, of the Corporations Act and of Law No. 9292, dated July 12, 1996. • Others: There is no single methodology for calculation and adjustment for Social Security (INSS) charges, which has a defined rate. iv. Reasons justifying the compensation breakdown Law No. 9292, dated July 12, 1996, establishes that the compensation of the members of the Fiscal Council of public-private companies, such as the Company, shall in no case exceed ten percent of the average monthly compensation of the managers of the corresponding companies . Accordingly, in order to calculate the compensation of its Executive Board, as described above, Petrobras takes into account its economic and financial results, as well as the recognition of management efforts and alignment with market practices, and proposes a value that is negotiated with SEST, which is approved by the General Meeting. v. Existence of members not paid by the issuer and the reasoning for such Not applicable, since all members of the Fiscal Council are paid. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received by members of the Fiscal Council is fixed, with no related indicator. d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received by members of the Fiscal Council is fixed, with no related indicator. e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The monthly payment compensates the board members for the services rendered and aims to remunerate in accordance to the guidelines and rules applicable to the federal state-owned companies, in line with the short, medium and long-term interests of the Company. directly or indirectly controlled companies f. Existence of compensation supported by subsidiaries, 194 iii. Methodology for calculation and adjustment of each of the compensation items • Salary or Pro-Labore. The monthly fees of the members of the Fiscal Council account for ten percent (10%) of the monthly fees received by the members of the Executive Board, and are approved by the General Meeting, pursuant to articles 145, 152 and 162, par. 3, of the Corporations Act and of Law No. 9292, dated July 12, 1996. • Others: There is no single methodology for calculation and adjustment for Social Security (INSS) charges, which has a defined rate. iv. Reasons justifying the compensation breakdown Law No. 9292, dated July 12, 1996, establishes that the compensation of the members of the Fiscal Council of public-private companies, such as the Company, shall in no case exceed ten percent of the average monthly compensation of the managers of the corresponding companies . Accordingly, in order to calculate the compensation of its Executive Board, as described above, Petrobras takes into account its economic and financial results, as well as the recognition of management efforts and alignment with market practices, and proposes a value that is negotiated with SEST, which is approved by the General Meeting. v. Existence of members not paid by the issuer and the reasoning for such Not applicable, since all members of the Fiscal Council are paid. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received by members of the Fiscal Council is fixed, with no related indicator. d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received by members of the Fiscal Council is fixed, with no related indicator. e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The monthly payment compensates the board members for the services rendered and aims to remunerate in accordance to the guidelines and rules applicable to the federal state-owned companies, in line with the short, medium and long-term interests of the Company. directly or indirectly controlled companies f. Existence of compensation supported by subsidiaries, 194 or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to the particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. IV- ADVISORY COMMITTEE OF THE BOARD OF DIRECTORS: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched: In the Company, there are 6 (six) statutory committees linked to the Board of Directors, namely, the Audit Committee; the Health, Safety and Environment Committee; the Personnel Committee; the Investment Committee; the Financial Committee; the Minority Committee and the Audit Committee of the Petrobras Conglomerate The Audit Committee is composed exclusively of members of the Board of Directors. The Minority Committee comprises two (2) members of the Board of Directors appointed by minority shareholders and one (1) independent member, who meet the requirements of art. 22, paragraph 1 of Law 13303/2016, chosen by the other members, and may or may not be a member of the Board of Directors. The Audit Committee of the Petrobras Conglomerate is composed of three (3) to five (5) members, with at least one (1) member of the Board of Directors. The other committees are composed of members of the Board of Directors and/or market people with well-known experiences and technical capacities. According to the guidance of the Coordination and Governance Secretariat of State Owned Companies, compensation for participation in the Advisory Committees to the Board of Directors shall not be included in the overall compensation of the managers approved at the Meeting. 195or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to the particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. IV- ADVISORY COMMITTEE OF THE BOARD OF DIRECTORS: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched: In the Company, there are 6 (six) statutory committees linked to the Board of Directors, namely, the Audit Committee; the Health, Safety and Environment Committee; the Personnel Committee; the Investment Committee; the Financial Committee; the Minority Committee and the Audit Committee of the Petrobras Conglomerate The Audit Committee is composed exclusively of members of the Board of Directors. The Minority Committee comprises two (2) members of the Board of Directors appointed by minority shareholders and one (1) independent member, who meet the requirements of art. 22, paragraph 1 of Law 13303/2016, chosen by the other members, and may or may not be a member of the Board of Directors. The Audit Committee of the Petrobras Conglomerate is composed of three (3) to five (5) members, with at least one (1) member of the Board of Directors. The other committees are composed of members of the Board of Directors and/or market people with well-known experiences and technical capacities. According to the guidance of the Coordination and Governance Secretariat of State Owned Companies, compensation for participation in the Advisory Committees to the Board of Directors shall not be included in the overall compensation of the managers approved at the Meeting. 195

b. Compensation breakdown, including: i. description of compensation items and the purposes of each of them Fees: fixed monthly compensation for members of the Advisory Committees to the Board of Directors. ii. What is the proportion of each item in the total compensation Fees: 100%. iii. Methodology for calculation and adjustment of each of the compensation items The monthly fees of the members of the Audit Committee correspond to 40% to the Committee Chairman and 30% to the other members in relation to the average monthly compensation of the members of the Executive Board, excluding the amounts related to vacations and benefits, in compliance with the provisions of art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, and are therefore bound to the adjustment of such fees, as described above. The monthly fees of the members of the Audit Committee of the Petrobras Conglomerate correspond to 40% for the Chairman of the Committee and 30% for the other members, of the average monthly compensation of the members of the Executive Board, excluding the amounts related to vacations and benefits, in compliance with art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, and are therefore bound to the adjustment of such fees, as described above. The members of the Board of Directors that participate in the Audit Committee, and the Audit Committee of the Petrobras Conglomerate shall waive the compensation of the Board Member, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016. The monthly fees of the members of the other Advisory Committees of the Board of Directors, for participation in the Committee, correspond to 50% of the monthly fees of the Directors, and are therefore bound to the adjustment of such fees, as described above. iv. Reasons justifying the compensation breakdown The compensation breakdown is defined by decision of the Board of Directors. v. Existence of members not paid by the issuer and the reasoning for such Currently, three members of the Advisory Committees of the Board of Directors are not compensated, since they are compensated for their participation in the Board of Directors. However, this situation may change over the year. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received is fixed, with no related indicator. 196 b. Compensation breakdown, including: i. description of compensation items and the purposes of each of them Fees: fixed monthly compensation for members of the Advisory Committees to the Board of Directors. ii. What is the proportion of each item in the total compensation Fees: 100%. iii. Methodology for calculation and adjustment of each of the compensation items The monthly fees of the members of the Audit Committee correspond to 40% to the Committee Chairman and 30% to the other members in relation to the average monthly compensation of the members of the Executive Board, excluding the amounts related to vacations and benefits, in compliance with the provisions of art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, and are therefore bound to the adjustment of such fees, as described above. The monthly fees of the members of the Audit Committee of the Petrobras Conglomerate correspond to 40% for the Chairman of the Committee and 30% for the other members, of the average monthly compensation of the members of the Executive Board, excluding the amounts related to vacations and benefits, in compliance with art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, and are therefore bound to the adjustment of such fees, as described above. The members of the Board of Directors that participate in the Audit Committee, and the Audit Committee of the Petrobras Conglomerate shall waive the compensation of the Board Member, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016. The monthly fees of the members of the other Advisory Committees of the Board of Directors, for participation in the Committee, correspond to 50% of the monthly fees of the Directors, and are therefore bound to the adjustment of such fees, as described above. iv. Reasons justifying the compensation breakdown The compensation breakdown is defined by decision of the Board of Directors. v. Existence of members not paid by the issuer and the reasoning for such Currently, three members of the Advisory Committees of the Board of Directors are not compensated, since they are compensated for their participation in the Board of Directors. However, this situation may change over the year. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received is fixed, with no related indicator. 196

d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received is fixed, with no related indicator. e. How the compensation policy or practice is aligned with the short-, medium- and long-term interests of the Company: Fees: fixed compensation, without related indicator. The monthly fixed compensation is paid to the members of the Advisory Committees to the Board of Directors for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company. f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by our subsidiaries, directly or indirectly controlled companies or controllers. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. 197d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received is fixed, with no related indicator. e. How the compensation policy or practice is aligned with the short-, medium- and long-term interests of the Company: Fees: fixed compensation, without related indicator. The monthly fixed compensation is paid to the members of the Advisory Committees to the Board of Directors for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company. f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by our subsidiaries, directly or indirectly controlled companies or controllers. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. 197

V - STATUTORY TECHNICAL COMMITTEES: Within the Company, the Executive Board is advised by the Statutory Technical Committee on Investment and Divestment, with specific roles of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6404/76. In addition, the members of the Executive Board have up to seven (7) Statutory Advisory Technical Committees comprised of the heads of the general structure of the Company, with specific roles of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6404/76: Statutory Technical Committee for Production and Technology Development; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee of Financial and Investor Relations; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Institutional Relations. The members of the Statutory Technical Committees have no compensation for their participation in said Committees. 198V - STATUTORY TECHNICAL COMMITTEES: Within the Company, the Executive Board is advised by the Statutory Technical Committee on Investment and Divestment, with specific roles of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6404/76. In addition, the members of the Executive Board have up to seven (7) Statutory Advisory Technical Committees comprised of the heads of the general structure of the Company, with specific roles of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6404/76: Statutory Technical Committee for Production and Technology Development; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee of Financial and Investor Relations; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Institutional Relations. The members of the Statutory Technical Committees have no compensation for their participation in said Committees. 198

PETROBRAS

13.2 - Total Compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

Total compensation forecast for the current Fiscal Year ending on 12/31/2019 - Annual Basis				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	10,21	7,67	5,00	22,88
No. of paid members	7,58	7,67	5,00	20,25
Annual fixed compensation	0,00	0,00	0,00	0,00
Salary or pro-labore	1.197.661,49	12.482.035,35	727.324,80	14.407.021,64
Direct and indirect benefits	12.743,40	789.525,52	0,00	802.268,92
Participation in Committees	0,00	0,00	0,00	0,00
Others	239.532,30	3.437.469,21	125.665,56	3.802.667,00
Description of other fixed compensation	The amounts described in the "Others" field refer to Social Security (INSS) charges.	The amounts described in the "Others" field refer to the Insurance Fund for Employment Time (FGTS) and Social Security (INSS).	The values described in the "Others" field refer to Social Security (INSS) charges.	
Variable compensation				
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	3.308.776,00	0,00	3.308.776,32
Description of other variable compensation		The amounts contained in the "Other" field refer to the first installment of the Variable Remuneration Program 2018 of the members of the Executive Board and their respective charges		
Post-employment	88.006,30	1.622.020,64	0,00	1.710.026,94
End of office term	800.057,28	8.295.604,37	0,00	9.095.661,65
Stock compensat.	0,00	0,00	0,00	0,00

199

PETROBRAS

Note	The Chairman is a member of the Board of Directors, however this participation is not compensated. The members of the Board of Directors that participate in the Audit Committee, and the Audit Committee of the Petrobras Conglomerate shall waive the compensation of the Board Member, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016. Currently, five members of the Board of Directors are members of the Audit Committee and/or the Audit Committee of the Petrobras Conglomerate. The values and quantities considered fromJuly, are projected. The amounts correspond to the period from January to December 2019, and fromJuly, they are projected. The number of members was determined as specified in Circular Letter CVM/SEP/No 03/2019. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. The Annual General Meeting of Petrobras, held on 04/26/2018, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2018 to March 202019. On the same occasion the proposal to revise Petrobras' Articles of Incorporation was approved, changing the maximum number of members of this group from ten (10) to eleven (11). The values contained in the "Termination of employment" field, refer to the paid quarantine. The General Meeting expected to take place on 04/25/2019 approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2019 to March 2020. The Extraordinary General Meeting scheduled to take place on 09/30/2019 will deliberate on the increase of the global efficers compensation, from October 2019 to March 2020, in order to include the creation of the Digital Transformation and Innovation Board.	The values and quantities considered from July are projected. The amounts correspond to the period from January to December 2019, and fromJuly, they are projected. The number of members was determined as specified in Circular Letter CVM/SEP/No 03/2019. The Annual General Meeting of Petrobras, held on 04/26/2018, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2018 to March 2019. The values contained in the "Termination of employment" field, refer to the paid quarantine. The General Meeting, expected to take place in April 2019, will decide on the overall compensation of the officers (Executive Board and Board of Directors) for the period from April 2019 to March 2020. The General Meeting expected to take place on 04/25/2019 approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2019 to March 2020. The Extraordinary General Meeting scheduled to take place on 09/30/2019 will deliberate on the increase of the global efficers compensation, from October 2019 to March 2020, in order to include the creation of the Digital Transformation and Innovation Board.	The values and quantities considered fromJuly are projected. The amounts correspond to the period from January to December 2019, and fromJuly they are projected. The number of members was determined as specified in Circular Letter CVM/SEP/No 03/2019. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. The Annual General Meeting of Petrobras, held on 04/26/2018, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2018 to March 2019. The General Meeting held on 04/25/2019 approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2019 to March 2020.	
Total compensation	**2.338.000,77**	**29.935.431,40**	**852.990,36**	**33.126.422,53**

200

PETROBRAS

Total compensation Fiscal Year ending on 12/31/2018 - Annual Basis				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	10,08	7,92	5,00	23,00
No. of paid members	6,00	7,92	5,00	18,92
Annual fixed compensation				
Salary or pro-labore	873.411,51	12.867.323,01	768.913,16	14.509.647,68
Direct and indirect benefits	74.659,48	154.363,67	0,00	229.023,15
Participation in Committees	0,00	0,00	0,00	0,00
Others	171.014,60	3.649.476,43	122.843,35	3.943.334,38
Description of other fixed compensation	The amounts described in the "Others" field refer to Social Security (INSS) charges.	The amounts described in the "Others" field refer to the Insurance Fund for Employment Time (FGTS) and Social Security (INSS).	The values described in the "Others" field refer to Social Security (INSS) charges.	
Variable compensation	0,00	0,00	0,00	0,00
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Description of other variable compensation				
Post-employment	0,00	952.917,87	0,00	952.917,87
End of office term	0,00	0,00	0,00	0,00
Stock compensation	0,00	0,00	0,00	0,00

201

The Chairman is a The amounts correspond The amounts correspond member of the Board of to the period from to the period from Directors, however this January to December of January to December of Note participation is not 2018. 2018. compensated. The members of the Board of The number of members The number of members Directors that participate was determined as was determined as in the Audit Committee, specified in Circular specified in Circular and the Audit Committee Letter CVM/SEP/No Letter CVM/SEP/No of the Petrobras 03/2019. 03/2019. Conglomerate shall waive The members of the the compensation of the The Annual General Board of Directors and Board Member, as Meeting of Petrobras, established in art. 38, the Audit Committee do held on 04/26/2018, paragraph 8 of Decree not receive amounts approved the global No. 8.945, of December related to vacations. compensation of the 27, 2016. Currently, three officers (Executive The Annual General members of the Board of Board and Board of Meeting of Petrobras, Directors are members of Directors) for the period held on 04/26/2018, the Audit Committee from April 2018 to approved the global and/or the Audit March 2019. compensation of the Committee of the officers (Executive Petrobras Conglomerate. The values contained in Board and Board of The amounts correspond the Termination of Directors) for the period to the period from January employment field, refer from April 2018 to to December of 2018. to the paid quarantine. March 2019. The number of members was determined as specified in Circular Letter CVM/SEP/No 03/2019. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. The Annual General Meeting of Petrobras, held on 04/26/2018, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2018 to March 2019. On the same occasion, the proposal to revise Petrobras' Articles of Incorporation was approved, changing the maximum number of members of this group from 10 (ten) to 11 (eleven). The values contained in the Termination of employment field, refer to the paid quarantine. Total 1.119.085,59 17.624.080,98 891.756,51 19.634.923,08 compensation 202 The Chairman is a The amounts correspond The amounts correspond member of the Board of to the period from to the period from Directors, however this January to December of January to December of Note participation is not 2018. 2018. compensated. The members of the Board of The number of members The number of members Directors that participate was determined as was determined as in the Audit Committee, specified in Circular specified in Circular and the Audit Committee Letter CVM/SEP/No Letter CVM/SEP/No of the Petrobras 03/2019. 03/2019. Conglomerate shall waive The members of the the compensation of the The Annual General Board of Directors and Board Member, as Meeting of Petrobras, established in art. 38, the Audit Committee do held on 04/26/2018, paragraph 8 of Decree not receive amounts approved the global No. 8.945, of December related to vacations. compensation of the 27, 2016. Currently, three officers (Executive The Annual General members of the Board of Board and Board of Meeting of Petrobras, Directors are members of Directors) for the period held on 04/26/2018, the Audit Committee from April 2018 to approved the global and/or the Audit March 2019. compensation of the Committee of the officers (Executive Petrobras Conglomerate. The values contained in Board and Board of The amounts correspond the Termination of Directors) for the period to the period from January employment field, refer from April 2018 to to December of 2018. to the paid quarantine. March 2019. The number of members was determined as specified in Circular Letter CVM/SEP/No 03/2019. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. The Annual General Meeting of Petrobras, held on 04/26/2018, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2018 to March 2019. On the same occasion, the proposal to revise Petrobras' Articles of Incorporation was approved, changing the maximum number of members of this group from 10 (ten) to 11 (eleven). The values contained in the Termination of employment field, refer to the paid quarantine. Total 1.119.085,59 17.624.080,98 891.756,51 19.634.923,08 compensation 202

PETROBRAS

Total compensation Fiscal Year ending on 12/31/2017 - Annual Basis				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	9,00	7,92	5,00	21,92
No. of paid members	5,75	7,92	5,00	18,67
Annual fixed compensation				
Salary or pro-labore	785.572,85	12.124.724,61	680.483,74	13.590.781,20
Direct and indirect benefits	59.573,59	123.405,57	0,00	182.979,16
Participation in Committees	0,00	0,00	0,00	0,00
Others	129.700,02	3.444.714,22	119.859,38	3.694.273,62
Description of other fixed compensation	The amounts described in the "Others" field refer to Social Security (INSS) charges.	The amounts described in the "Others" field refer to the Insurance Fund for Employment Time (FGTS) and Social Security (INSS).	The values described in the "Others" field refer to Social Security (INSS) charges.	
Variable compensation				
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Description of other variable compensation				
Post-employment	0,00	1.041.817,72	0,00	1.041.817,72
End of office term	0,00	0,00	0,00	0,00
Stock compensation	0,00	0,00	0,00	0,00

203

PETROBRAS

Note	The Chairman is a member of the Board of Directors, however this participation is not compensated. In addition, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, the members of the Board of Directors which participate in the Audit Committee shall waive the compensation as Board Members. Currently, three members of the Board of Directors are members of the Audit Committee. The amounts correspond to the period from January to December of 2017. The number of members was determined as specified in Circular Letter CVM/SEP/No 02/2018. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. The Annual General Meeting of Petrobras, held on 4/27/2017, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2017 to March 2018. In addition, the Christmas bonus payment was forbidden, unless there is a final favorable decision from the TCU in Case 03000.003329/2016-96, impacting the monthly fees of the Directors. The values contained in the "Termination of employment" field, refer to the paid quarantine.	The amounts correspond to the period from January to December of 2017. The number of members was determined as specified in Circular Letter CVM/SEP/No 02/2018. The Annual General Meeting of Petrobras, held on 4/27/2017, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2017 to March 2018. In addition, the Christmas bonus payment was forbidden, unless there is a final favorable decision from the TCU in Case 03000.003329/2016-96. The values contained in the "Termination of employment" field, refer to the paid quarantine	The amounts correspond to the period from January to December of 2017. The number of members was determined as specified in Circular Letter CVM/SEP/No 02/2018. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. The Annual General Meeting of Petrobras, held on 4/27/2017, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2017 to March 2018. In addition, the Christmas bonus payment was forbidden, unless there is a final favorable decision from the TCU in Case 03000.003329/2016-96, impacting the monthly fees of the Directors.	
Total compensation	**974.846,46**	**16.734.662,12**	**800.343,12**	**18.509.851,70**

204

PETROBRAS

Total compensation Fiscal Year ending on 12/31/2016 - Annual Basis				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	11,00	7,67	5,00	23,67
No. of paid members	9,33	7,67	5,00	22,00
Annual fixed compensation				
Salary or pro-labore	1.266.754,76	11.734.608,57	713.119,97	13.714.483,30
Direct and indirect benefits	7.533,81	108.557,11	0,00	116.090,92
Participation in Committees	54.456,54	0,00	0,00	54.456,54
Others	242.413,71	3.373.006,15	103.586,45	3.719.006,32
Description of other fixed compensation	The amounts described in the "Others" field refer to Social Security (INSS) charges.	The amounts described in the "Others" field refer to the Insurance Fund for Employment Time (FGTS) and Social Security (INSS).	The values described in the "Others" field refer to Social Security (INSS) charges.	
Variable compensation				
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Description of other variable compensation				
Post-employment	0,00	1.055.069,89	0,00	1.055.069,89
End of office term	0,00	700.567,20	0,00	700.567,20
Stock compensation	0,00	0,00	0,00	0,00

205

PETROBRAS

Note	The amounts correspond to the period from January to December of 2016. The Chairman is a member of the Board of Directors, however this participation is not compensated. The Extraordinary General Meeting (AGE), held on April 28, 2016, approved the amendment of the Articles of Incorporation that removes the provision of alternate members for the Board of Directors. Consequently, no compensation will be paid to alternates of this Collegiate in the next term. The Chief Financial and Investor Relations Officer was a member of the Alternate Board of Directors. However, this participation was not compensated. Another Deputy Director by standard of the company of origin, had the compensation for the participation in Boards of Directors, forbidden. The number of members was determined as specified in Circular Letter CVM/SEP/No 01/2017. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. According to guidance from the Department of Coordination and Governance of State-Owned Enterprises ("DEST") of the Ministry of Planning, Budget and Management, the compensation for participation in Advisory Committees of the Board of Directors should not be included in the overall compensation of managers approved by the Meeting. Pursuant to DEST's guidance, through Circular Letter 30/DEST-MP, dated 01/26/2016, the total amount of the managers proposed for resolution at the Petrobras Shareholders' General Meeting in 2016 was included in the provision for supplementary pension plans for the Board of Directors. The Annual General Meeting of Petrobras, held on 4/28/2016, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2016 to March 2017.	The amounts correspond to the period from January to December of 2016. The number of members was determined as specified in Circular Letter CVM/SEP/No 01/2017. The Annual Extraordinary General Meeting of Petrobras, held on 4/28/2016, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2016 to March 2017. The values contained in the "Termination of employment" field, refer to the paid quarantine. At the General Meeting held on 04/28/2016, the inclusion in the Articles of Incorporation of the quarantine figure provided for in Law 12.813/2013 was approved, which provides for conflicts of interest in the exercise of office or employment of the Federal Executive Branch and hindrances following the exercise of the position or public employment. The compensated quarantine will be calculated by multiplying, for a period of six months, the monthly fee of the officers.	The amounts correspond to the period from January to December of 2016. The number of members was determined as specified in Circular Letter CVM/SEP/No 01/2017. The members of the Board of Directors and the Audit Committee do not receive amounts related to vacations. The Annual Extraordinary General Meeting of Petrobras, held on 4/28/2016, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2016 to March 2017.	
Total compensation	**1.571.158,82**	**16.971.808,93**	**816.706,42**	**19.359.674,17**

206

PETROBRAS

13.3 - Variable compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

Variable compensation expected for the current fiscal year - 2019				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	0.00	8.00	0.00	8.00
No. of paid members (1)	0.00	0.00	0.00	0.00
Bonus				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00
Profit Sharing				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00

Notes:

(1) Corresponds to the number of officers and board members, as applicable, to whom a variable compensation may be assigned in the fiscal year, as set forth in Official Circular CVM/SEP/No. 03/2019.

(2) The Variable Compensation Program of the Executive Board of Petrobras has its payment, deferred in the following 5 years, provided that its prerequisites and the goals established for this are achieved. The amounts referring to the first quota of the Variable Compensation Program 2018, with payment for 2019, are part of the total amount of the officers to be approved by the General Meeting held on 04/25/2019.

207

PETROBRAS

Fiscal Year ended December 31, 2018				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	0.00	7.92	0.00	7.92
No. of paid members (1)	0.00	7.92	0.00	7.92
Bonus				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00
Profit Sharing				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00

Notes:

(1) Represents the number of officers and Board Members, as applicable, to whom variable compensation was recognized in the issuer's income for the fiscal year, as set forth in Official Circular CVM/SEP/No. 03/2018.

208

PETROBRAS

Fiscal Year ended Saturday, December 31, 2017				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	9,00	7,92	5,00	21,92
No. of paid members (1)	5,75	7,92	5,00	18,67
Bonus				
Minimum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Amount forecast in the compensation plan, if goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized in the income for the fiscal year	0,00	0,00	0,00	0,00
Profit Sharing				
Minimum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Amount forecast in the compensation plan, if goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized in the income for the fiscal year	0,00	0,00	0,00	0,00

Notes:

(1) Represents the number of officers and Board Members, as applicable, to whom variable compensation was recognized in the issuer's income for the fiscal year, as set forth in Official Circular CVM/SEP/No. 02/2018.

209

PETROBRAS

Fiscal Year ended Thursday, December 31, 2016				
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	11,00	7,67	5,00	23,67
No. of paid members (1)	9,33	7,67	5,00	22,00
Bonus				
Minimum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Amount forecast in the compensation plan, if goals were achieved	0,00	0,00	0,00	0,00
Amount effectively recognized in the income for the fiscal year	0,00	0,00	0,00	0,00
Profit Sharing	0,00	0,00	0,00	0,00
Minimum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Amount forecast in the compensation plan, if goals were achieved	0,00	0,00	0,00	0,00
Amount effectively recognized in the income for the fiscal year	0,00	0,00	0,00	0,00

Notes:

(1) Represents the number of officers and Board Members, as applicable, to whom variable compensation was recognized in the issuer's income for the fiscal year, as set forth in Official Circular CVM/SEP/No. 01/2017.

210

13.4 - Stocks compensation plan of the Board of Directors and Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.5 - Stocks compensation of the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.6 - Information on nonexercised options held by the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.7 - Exercised options and stocks delivered related to stock compensation of the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.8 - Information required to understand the data disclosed in items 13.5 to 13.7 - Stock and option pricing method a. Pricing model Not applicable, since the Company has no stock compensation plan. b. Data and assumptions used in the pricing model, including the weighted average stock price, exercise price, expected volatility, option expiration, expected dividends and risk-free interest rate Not applicable, since the Company has no stock compensation plan. c. Method and assumptions used to incorporate the expected impacts of early exercise Not applicable, since the Company has no stock compensation plan. d. Determination of expected volatility Not applicable, since the Company has no stock compensation plan. fair value calculation e. If any other option feature was incorporated in its Not applicable, since the Company does not pay compensation in stocks. 211 13.4 - Stocks compensation plan of the Board of Directors and Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.5 - Stocks compensation of the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.6 - Information on nonexercised options held by the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.7 - Exercised options and stocks delivered related to stock compensation of the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.8 - Information required to understand the data disclosed in items 13.5 to 13.7 - Stock and option pricing method a. Pricing model Not applicable, since the Company has no stock compensation plan. b. Data and assumptions used in the pricing model, including the weighted average stock price, exercise price, expected volatility, option expiration, expected dividends and risk-free interest rate Not applicable, since the Company has no stock compensation plan. c. Method and assumptions used to incorporate the expected impacts of early exercise Not applicable, since the Company has no stock compensation plan. d. Determination of expected volatility Not applicable, since the Company has no stock compensation plan. fair value calculation e. If any other option feature was incorporated in its Not applicable, since the Company does not pay compensation in stocks. 211

13.9 - Interests in stocks, shares and other convertible securities held by managers and Fiscal Council members - by group Securities Issued by the Company on 12/31/2018 Executive Board Securities Details Quantity FGTS Share 0 Investment Fund Share 0 Common Stocks 0 Preferred Stocks 39,027 Board of Directors* Securities Details Quantity FGTS share 0 Investment Fund Share 0 Common Stocks 0 Preferred Stocks 680 Fiscal Council ** Securities Details Quantity FGTS share 0 Investment Fund Share 0 Common Stocks 5,100 Preferred Stocks 16,520 (*) Does not include the position held by external members of advisory committees of the Board of Directors (**) Includes position held by alternate members The members of the Board of Directors, Statutory Executive Board or Fiscal Council, at the closing date of the last fiscal year, did not directly or indirectly hold stocks or shares in Brazil or abroad, or any other securities convertible into stocks or shares, issued by the Company or its direct or indirect controllers and/or companies controlled or under common control other than those listed in the foregoing tables. 212 13.9 - Interests in stocks, shares and other convertible securities held by managers and Fiscal Council members - by group Securities Issued by the Company on 12/31/2018 Executive Board Securities Details Quantity FGTS Share 0 Investment Fund Share 0 Common Stocks 0 Preferred Stocks 39,027 Board of Directors* Securities Details Quantity FGTS share 0 Investment Fund Share 0 Common Stocks 0 Preferred Stocks 680 Fiscal Council ** Securities Details Quantity FGTS share 0 Investment Fund Share 0 Common Stocks 5,100 Preferred Stocks 16,520 (*) Does not include the position held by external members of advisory committees of the Board of Directors (**) Includes position held by alternate members The members of the Board of Directors, Statutory Executive Board or Fiscal Council, at the closing date of the last fiscal year, did not directly or indirectly hold stocks or shares in Brazil or abroad, or any other securities convertible into stocks or shares, issued by the Company or its direct or indirect controllers and/or companies controlled or under common control other than those listed in the foregoing tables. 212

13.10 - Information on pension plans granted to members of the Board of Directors and Executive Board Board of Directors Executive Board Total number of members Not applicable 8 No. of paid members Not applicable 7 Name of Plan Petros 2 and Petros Number of managers who qualify for Since Petrobras managers are statutory in nature retirement and, consequently, may be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, it is not necessary to consider the number or conditions of early retirement. Conditions for early retirement Since Petrobras managers are statutory in nature and, consequently, may be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, it is not necessary to consider the number or conditions of early retirement. Accumulated and updated amount of contributions accrued up to the end of the last fiscal year, less the portion 0,00 R$ 952,917.87 related to contributions made directly by the managers Accumulated amount of contributions made up to the end of the last fiscal year, less the portion related to 0,00 R$ 952,917.87 contributions made directly by the managers Possibility of early redemption and The pension plans have specific conditions and rules conditions for early redemption, among which the possibility of redemption only of part of the contributions made by the participants. Overall, in the event that the manager wishes to make the redemption, which can only be carried out upon the end of office term in the Company, the manager shall receive a portion of the balance relating to his/her contribution portion, and amounts related to the Company’s contribution account cannot be redeemed. The alternative to redemption is the self-contribution, which allows the receipt of the benefits provided for in the plan, without the impacts that would be produced by the loss of employment with and the compensation paid by the Company. 213 13.10 - Information on pension plans granted to members of the Board of Directors and Executive Board Board of Directors Executive Board Total number of members Not applicable 8 No. of paid members Not applicable 7 Name of Plan Petros 2 and Petros Number of managers who qualify for Since Petrobras managers are statutory in nature retirement and, consequently, may be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, it is not necessary to consider the number or conditions of early retirement. Conditions for early retirement Since Petrobras managers are statutory in nature and, consequently, may be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, it is not necessary to consider the number or conditions of early retirement. Accumulated and updated amount of contributions accrued up to the end of the last fiscal year, less the portion 0,00 R$ 952,917.87 related to contributions made directly by the managers Accumulated amount of contributions made up to the end of the last fiscal year, less the portion related to 0,00 R$ 952,917.87 contributions made directly by the managers Possibility of early redemption and The pension plans have specific conditions and rules conditions for early redemption, among which the possibility of redemption only of part of the contributions made by the participants. Overall, in the event that the manager wishes to make the redemption, which can only be carried out upon the end of office term in the Company, the manager shall receive a portion of the balance relating to his/her contribution portion, and amounts related to the Company’s contribution account cannot be redeemed. The alternative to redemption is the self-contribution, which allows the receipt of the benefits provided for in the plan, without the impacts that would be produced by the loss of employment with and the compensation paid by the Company. 213

13.11 - Maximum, minimum and average individual compensation of the Board of Directors, Statutory Executive Board and Fiscal Council Annual Values Executive Board 12/31/2018 12/31/2017 12/31/2016 Number of Members 7.92 7.92 7.67 No. of paid members 7.92 7.92 7.67 Value of the Highest 2,345,948.12 2,347,432.34 2,240,007.40 Compensation (Reais) Amount of the Lowest 2,017,773.48 1,860,873.09 1,994,839.17 Compensation (Reais) Average Amount of 2,225,262.75 2,112,962.39 2,212,752.14 Compensation (Reais) Board of Directors 12/31/2018 12/31/2017 12/31/2016 Number of Members 10.08 9.00 11.00 No. of paid members 6.00 5.75 9.33 Value of the Highest 225,339.87 210,653.11 171,361.46 Compensation (Reais) Amount of the Lowest 180,152.78 137,072.73 149,039.98 Compensation (Reais) Average Amount of 186,514.27 169,538.52 168,338.59 Compensation (Reais) Fiscal Council 12/31/2018 12/31/2017 12/31/2016 Number of Members 5.00 5.00 5.00 No. of paid members 5.00 5.00 5.00 Value of the Highest 184,628.63 164,487.28 170,868.54 Compensation (Reais) Amount of the Lowest 153,857.19 164,487.28 170,868.54 Compensation (Reais) Average Amount of 178,351.30 160,068.62 163,341.28 Compensation (Reais) 21413.11 - Maximum, minimum and average individual compensation of the Board of Directors, Statutory Executive Board and Fiscal Council Annual Values Executive Board 12/31/2018 12/31/2017 12/31/2016 Number of Members 7.92 7.92 7.67 No. of paid members 7.92 7.92 7.67 Value of the Highest 2,345,948.12 2,347,432.34 2,240,007.40 Compensation (Reais) Amount of the Lowest 2,017,773.48 1,860,873.09 1,994,839.17 Compensation (Reais) Average Amount of 2,225,262.75 2,112,962.39 2,212,752.14 Compensation (Reais) Board of Directors 12/31/2018 12/31/2017 12/31/2016 Number of Members 10.08 9.00 11.00 No. of paid members 6.00 5.75 9.33 Value of the Highest 225,339.87 210,653.11 171,361.46 Compensation (Reais) Amount of the Lowest 180,152.78 137,072.73 149,039.98 Compensation (Reais) Average Amount of 186,514.27 169,538.52 168,338.59 Compensation (Reais) Fiscal Council 12/31/2018 12/31/2017 12/31/2016 Number of Members 5.00 5.00 5.00 No. of paid members 5.00 5.00 5.00 Value of the Highest 184,628.63 164,487.28 170,868.54 Compensation (Reais) Amount of the Lowest 153,857.19 164,487.28 170,868.54 Compensation (Reais) Average Amount of 178,351.30 160,068.62 163,341.28 Compensation (Reais) 214

PETROBRAS

Executive Board	
12/31/2018	- The number of members of each body was determined in the manner specified in Circular Letter CVM/SEP/No03/2019. -The amount of the lowest individual annual compensation was calculated excluding members who exercised the duties for less than 12 (twelve) months. -In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year.
12/31/2017	-The number of members of each body was determined in the manner specified in Circular Letter CVM/SEP/No03/2019. -The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. -In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year.
12/31/2016	-The number of members of each body was determined in the manner specified in Circular Letter CVM/SEP/No03/2019. -The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. -In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year.

Board of Directors	
12/31/2018	-The number of members of each body was determined in the manner specified in Circular Letter CVM/SEP/No03/2019. -The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. -In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year.
12/31/2017	-The number of members of each body was determined in the manner specified in Circular Letter CVM/SEP/No03/2019. -The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. -In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year.
12/31/2016	- The number of members of each body was determined in the manner specified in Circular Letter CVM/SEP/No 03/2019. - The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. - In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year.

215

Fiscal Council - The number of members of each body was determined in the manner specified in 12/31/2018 Circular Letter CVM/SEP/No03/2019. - The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. - In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year. - The number of members of each body was determined in the manner specified in Circular 12/31/2017 Letter CVM/SEP/No03/2019. - The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year. - The number of members of each body was determined in the manner specified in 12/31/2016 Circular Letter CVM/SEP/No03/2019. - The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. - In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year. 13.12 - Compensation or indemnification mechanisms for managers in the event of dismissal or retirement To date, there have been no contractual arrangements or insurance policies for the Company's managers in the event of dismissal or retirement. For details regarding insurance policies involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of the Company's Reference Form. In the Company's Articles of Incorporation, in its art. 28, a quarantine is provided under Law 12.813/2013, which deals with the conflict of interest in the exercise of office or employment of the Federal Executive Power and barring actions subsequent to the exercise of public office or employment. The payment of the quarantine is subject to the case-by-case manifestation of the Public Ethics Committee, under the terms of the legislation in force, for the members of the Board of Executive Officers and Petrobras Ethics Committee for the members of the Board of Directors and the Audit Committee. The paid quarantine shall be calculated by multiplying, for a period of six months, the monthly fee of the Board Members. 216 Fiscal Council - The number of members of each body was determined in the manner specified in 12/31/2018 Circular Letter CVM/SEP/No03/2019. - The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. - In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year. - The number of members of each body was determined in the manner specified in Circular 12/31/2017 Letter CVM/SEP/No03/2019. - The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year. - The number of members of each body was determined in the manner specified in 12/31/2016 Circular Letter CVM/SEP/No03/2019. - The amount of the lowest individual annual compensation was calculated excluding members who exercised the role for less than 12 (twelve) months. - In order to report the highest compensation, we considered all compensations acknowledged in the income statement for the fiscal year, with the member holding the greatest individual compensation exercising his duties for 12 (twelve) months of the fiscal year. 13.12 - Compensation or indemnification mechanisms for managers in the event of dismissal or retirement To date, there have been no contractual arrangements or insurance policies for the Company's managers in the event of dismissal or retirement. For details regarding insurance policies involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of the Company's Reference Form. In the Company's Articles of Incorporation, in its art. 28, a quarantine is provided under Law 12.813/2013, which deals with the conflict of interest in the exercise of office or employment of the Federal Executive Power and barring actions subsequent to the exercise of public office or employment. The payment of the quarantine is subject to the case-by-case manifestation of the Public Ethics Committee, under the terms of the legislation in force, for the members of the Board of Executive Officers and Petrobras Ethics Committee for the members of the Board of Directors and the Audit Committee. The paid quarantine shall be calculated by multiplying, for a period of six months, the monthly fee of the Board Members. 216

PETROBRAS

13.13 - Percentage in the total compensation held by managers and members of the Fiscal Council who are parties related to the controllers

	Executive Board	Board of Directors	Fiscal Council
2016	0.00%	0.00%	0.00%
2017	0.00%	0.00%	0.00%
2018	0.00%	0.00%	0.00%

13.14 - Compensation of managers and members of the Fiscal Council, grouped by body, received for any reason other than their role in office

No compensation has been paid in the last three fiscal years for members of the Board of Directors, Executive Board or Fiscal Council for any reason other than their role in office.

13.15 - Compensation of members of the Board of Directors and Fiscal Council recognized in income of direct or indirect controllers, companies under common control, and companies controlled by the issuer

With regards to the last three (3) fiscal years, there are no amounts recognized in income of direct or indirect controllers of the Company, companies under common control, and subsidiaries, such as compensation of members of the Board of Directors, Executive Board or Fiscal Council, even when not related to the role in office in the Company.

13.16 - Other relevant information

Information for the years 2016 to 2018 correspond to the period of the fiscal year, that is, from January to December and therefore, does not correlate to the amount approved by the Annual General Meeting ("AGO"), which corresponds to the period from April to March of the following year.

The Annual General Meeting ("AGO"), held on Thursday, April 26, 2018, approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2018 to March 2019.

The Extraordinary General Meeting ("AGE"), held on October 4, 2018, approved the amendment to Petrobras' Articles of Incorporation, providing the creation of the Petrobras Conglomerate Audit Committee, as well as its compensation.

The General Meeting ("AGO") held on 04/25/2019 approved the global compensation of the officers (Executive Board and Board of Directors) for the period from April 2019 to March 2020.

217

The Extraordinary General Meeting (“AGE”) expected to take place om 09/30/2019 will decide on overall compensation of the officers for the period from October 2019 to March 2020 in order to include the creation of the Digital Transformation and Innovation Board. 218 The Extraordinary General Meeting (“AGE”) expected to take place om 09/30/2019 will decide on overall compensation of the officers for the period from October 2019 to March 2020 in order to include the creation of the Digital Transformation and Innovation Board. 218

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer